None of the Canadian securities regulatory authorities nor the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of the proposed arrangement involving Call-Net Enterprises Inc. and Rogers Communications Inc., or passed upon the merits or fairness of the arrangement or upon the adequacy or accuracy of the information contained in this notice of special meeting and management proxy circular. Any representation to the contrary is a criminal offence.
CALL-NET ENTERPRISES INC.
ARRANGEMENT
involving
CALL-NET ENTERPRISES INC.
and
ROGERS COMMUNICATIONS INC.
SPECIAL MEETING OF SHAREHOLDERS OF
CALL-NET ENTERPRISES INC.
TO BE HELD ON JUNE 29, 2005
NOTICE OF SPECIAL MEETING
AND
MANAGEMENT PROXY CIRCULAR
MAY 25, 2005

It may be difficult for shareholders of Call-Net Enterprises Inc. who are resident in the United States to enforce their rights and any claim they may have arising under the United States federal securities laws, since Call-Net Enterprises Inc. and Rogers Communications Inc. are incorporated and organized under the laws of Canada and British Columbia, respectively, some or all of their respective officers and directors may be resident outside of the United States and all or a substantial portion of the assets of such persons are located outside the United States. Shareholders of Call-Net Enterprises Inc. who are resident in the United States may not be able to sue a Canadian company or its officers or directors in a Canadian court for violations of the United States securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a United States court’s judgment.

Dear Shareholder,
      It is my pleasure to extend to you, on behalf of the Board of Directors of Call-Net Enterprises Inc. (“Call-Net”), an invitation to attend a special meeting of the shareholders of Call-Net to be held at the Hilton Toronto (Toronto III Room), 145 Richmond Street West, Toronto, Ontario on Wednesday, June 29, 2005 at 11:00 a.m. (Toronto time).
      At the meeting, you will be asked to consider and, if considered advisable, approve, a special resolution (the “Arrangement Resolution”) with respect to the arrangement (the “Arrangement”) involving the acquisition by Rogers Communications Inc. (“RCI”) of all of the outstanding common shares (the “Common Shares”) and all of the outstanding Class B non-voting shares (the “Non-Voting Shares” and, together with the Common Shares, the “Call-Net Shares”) of Call-Net, pursuant to an arrangement agreement made as of May 11, 2005 between Call-Net and RCI.
      Under the Arrangement, shareholders will receive, for every 4.25 Call-Net Shares they hold, one Class B Non-Voting Share of RCI (“RCI Non-Voting Share”).
      The attached Notice of Special Meeting and Management Proxy Circular (the “Circular”) outline in detail the actions to be taken by shareholders at the meeting. Please review the Circular carefully — it has been prepared to help you make an informed investment decision.
      The Board of Directors has determined that holders of Non-Voting Shares will be entitled to vote at the Meeting together as a single class with holders of Common Shares on the basis of one vote for each share held.
      The Board of Directors has determined that the Arrangement is fair to Call-Net’s shareholders and in the best interests of Call-Net and unanimously recommends that Call-Net’s shareholders vote in favour of the Arrangement. In arriving at this decision, the Board of Directors considered a number of factors including:

1.	the exchange ratio of one RCI Non-Voting Share for every 4.25 Call-Net Shares, which, based upon the closing price on May 10, 2005 (the trading day immediately prior to the announcement of the Arrangement) of RCI Non-Voting Shares on the Toronto Stock Exchange of $37.00, represented a premium of approximately 34% and 33% over the closing price of the Common Shares and the Non-Voting Shares, respectively, on the Toronto Stock Exchange on May 10, 2005;

2.	management believes that Call-Net’s growth strategy will be more easily achieved as a part of RCI than it would on a stand-alone basis;

3.	the Arrangement will enable Call-Net’s shareholders to participate in the future prospects of RCI, including Call-Net;

4.	RCI has a significantly larger market capitalization than Call-Net and the RCI Non-Voting Shares have greater liquidity than the Call-Net Shares;

5.	current industry, economic and market conditions and trends;

6.	historical market prices and trading information with respect to the Call-Net Shares and the RCI Non-Voting Shares;

7.	information regarding the business, operations, property, assets, financial performance and condition, operating results and prospects of Call-Net and RCI;

8.	the likelihood that the transactions contemplated in the Arrangement would be completed, given the conditions and regulatory approvals necessary to complete such transactions;

9.	the fairness opinion of BMO Nesbitt Burns Inc., the financial advisor to Call-Net, which concluded that the consideration offered to holders of the Common Shares and holders of the Non-Voting Shares pursuant to the Arrangement is fair, from a financial point of view, to such shareholders;

10.	the terms of the Arrangement Agreement, which permit the Board of Directors to consider and respond to a Superior Proposal (as defined in the Circular) subject to the payment of a termination fee to RCI in certain circumstances;

11.	the requirement that the Arrangement Resolution be passed by at least two-thirds of the votes cast by Call-Net’s shareholders present in person at the special meeting or represented by proxy, with the holders of the Common Shares and the Non-Voting Shares voting as a single class, on the basis that they are being treated equally under the Arrangement and on the basis that they have substantially the same economic entitlements;

12.	when the Arrangement becomes effective, the Call-Net Rights Plan will no longer be necessary to protect the interests of Call-Net shareholders;

13.	the procedures by which the Arrangement is to be approved, including the requirement for approval by the Ontario Superior Court of Justice after a hearing at which fairness will be considered; and

14.	the availability of rights of dissent to registered shareholders with respect to the Arrangement.
      This Circular contains a detailed description of the Arrangement and other information relating to Call-Net and RCI. We urge you to consider carefully all of the information in the Circular. If you require assistance, please consult your financial, legal or other professional advisor.
      If you are unable to be present at the meeting in person, we encourage you to vote by completing the applicable enclosed form of proxy. A holder of Common Shares should use the enclosed blue form of proxy, and a holder of Non-Voting Shares should use the enclosed green form of proxy. Voting by proxy will not prevent you from voting in person if you attend the meeting but will ensure that your vote will be counted if you are unable to attend. If you are a non-registered holder of shares and have received these materials through your broker or through another intermediary, please complete and return the proxy or other authorization provided to you by your broker or by such other intermediary in accordance with the instructions provided with the proxy. Failure to do so may result in your shares not being eligible to be voted at the meeting. This is an important matter affecting the future of your company and your vote is important regardless of the number of shares you own.
      We also encourage you to complete and return the enclosed Letter of Transmittal (printed on yellow paper), together with the certificate(s) representing your Call-Net Shares to CIBC Mellon Trust Company (the “Depositary”) at the address specified in the Letter of Transmittal. The Letter of Transmittal contains other procedural information relating to the Arrangement and should be reviewed carefully. It is recommended that you complete, sign and return the Letters of Transmittal with accompanying Call-Net Share certificates to the Depositary as soon as possible, and preferably prior to 5:00 p.m. (Toronto time) on June 27, 2005.
      Subject to obtaining court and other regulatory approvals, if shareholders of Call-Net approve the Arrangement, it is anticipated that the Arrangement will be completed in early July 2005.
      On behalf of Call-Net, we would like to thank all shareholders for their ongoing support as we prepare to take part in this important event in the history of Call-Net.
Yours truly,
Lawrence G. Tapp
Chairman of the Board

CALL-NET ENTERPRISES INC.
NOTICE OF SPECIAL MEETING
OF SHAREHOLDERS
      NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders (the “Meeting”) of Call-Net Enterprises Inc. (“Call-Net”) will be held at the Hilton Toronto (Toronto III Room), 145 Richmond Street West, Toronto, Ontario on Wednesday, June 29, 2005 at 11:00 a.m. (Toronto Time) for the following purposes:

1.	to consider, pursuant to an order of the Ontario Superior Court of Justice (Commercial List) dated May 25, 2005 and, if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”) of the holders of the Call-Net common shares (the “Common Shares”) and the holders of the Call-Net Class B Non-Voting shares (the “Non-Voting Shares” and, together with the Common Shares, the “Call-Net Shares”) voting as one class, the full text of which is set forth in Appendix A to the accompanying management proxy circular (the “Circular”), approving an arrangement (the “Arrangement”) pursuant to section 192 of the Canada Business Corporations Act, all as more particularly described in the Circular; and

2.	to act upon such other matters, including amendments to the foregoing, as may properly come before the Meeting or any adjournment thereof.
NOTES:

(1)	Call-Net has fixed May 17, 2005 as the record date for determining those Shareholders entitled to receive notice of the Meeting.

(2)	Pursuant to an order of the Ontario Superior Court of Justice (Commercial List) dated May 25, 2005, Shareholders have been granted the right to dissent in respect of the Arrangement. If the Arrangement becomes effective, a Dissenting Shareholder is entitled to be paid the fair value of such dissenting Shareholder’s Common Shares and/or Non-Voting Shares, provided that such dissenting Shareholder has delivered a written objection to the Arrangement Resolution to Call-Net by 5:00 p.m. (Toronto time) on the second business day preceding the Meeting and has otherwise complied with the dissent procedures described in the Circular including the relevant provisions of Section 190 of the CBCA. This right is described in detail in the accompanying Circular under the heading “Rights of Dissenting Shareholders”; the text of Section 190 of the CBCA, which will be relevant in any dissent proceeding, is set forth in Appendix F to the Circular. Failure to comply strictly with the dissent procedures described in the Circular may result in the loss of any right of dissent. Beneficial owners of the Call-Net Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only registered owners of Call-Net Shares are entitled to dissent.

(3)	Holders of Call-Net Shares who are unable to be personally present at the Meeting are requested to date, complete, sign and return the applicable form of proxy in the prepaid envelope provided. A holder of Common Shares should use the enclosed blue form of proxy, and a holder of Non-Voting Shares should use the enclosed green form of proxy.

(4)	To be effective, proxies must be received before 5:00 p.m. (Toronto time) on June 27, 2005 (or the second to last business day preceding any adjournment of the Meeting).

(5)	On peut obtenir le texte français de cette circulaire d’information en communiquant avec Janice Spencer, Secrétaire, bureau 1800, Atria II, 2235 Sheppard Avenue East, Toronto, Ontario, M2J 5G1 (416) 718-6111. Le texte français sera disponible à l’assemblée.
      DATED at Toronto, Ontario, this 25th day of May, 2005.

BY ORDER OF THE BOARD

Lawrence G. Tapp,
Chairman

CALL-NET ENTERPRISES INC.
MANAGEMENT PROXY CIRCULAR
        This Circular is furnished in connection with the solicitation of proxies by or on behalf of the management of Call Net Enterprises Inc. (“Call-Net”) for use at the Special Meeting of shareholders of Call-Net (the “Meeting”) to be held on Wednesday, June 29, 2005 at 11:00 a.m. (Toronto Time) at the Hilton Toronto (Toronto III Room), 145 Richmond Street West, Toronto, Ontario and at any adjournment or adjournments thereof for the purposes set forth in the Notice of Meeting.
GLOSSARY OF DEFINED TERMS
      The following terms used in this Circular, including without limitation the Notice of Special Meeting of Shareholders, have the meanings set forth below:
      “Acquisition Proposal” means any (i) merger, amalgamation, statutory arrangement, recapitalization or take-over bid, (ii) sale of assets (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale of assets) having a fair market value in excess of Cdn.$10 million, (iii) any liquidation and/or (iv) any sale of a material number of shares or rights or interests therein or thereto or similar transactions involving any of the Call-Net Entities, or a proposal to do so, excluding the Arrangement and excluding any such sale pursuant to presently outstanding Call-Net PUs or Call-Net Options in accordance with the terms thereof.
      “Arrangement” means the arrangement involving RCI and Call-Net under the provisions of section 192 of the CBCA as more particularly described in the Plan of Arrangement, and on the terms and conditions set forth in the Arrangement Agreement resulting, inter alia, in the acquisition by RCI and Call-Net Acquisition Company of, among other things, all of the outstanding Call-Net Shares, all on such terms as are consistent with the provisions of the Arrangement Agreement.
      “Arrangement Agreement” means the arrangement agreement made as of May 11, 2005 between Call-Net and RCI, a copy of which is attached as Appendix B to this Circular.
      “Arrangement Resolution” means the special resolution of Shareholders approving the Arrangement, in the form attached as Appendix A to this Circular.
      “Articles of Arrangement” means the articles of arrangement of Call-Net to be filed with the Director in connection with the Arrangement.
      “BMO NB” means BMO Nesbitt Burns Inc., the financial advisor to Call-Net.
      “BMO NB Fairness Opinion” means the fairness opinion dated May 11, 2005 of BMO NB, a copy of which is attached as Appendix E to this Circular.
      “Board of Directors” or “Board” means the board of directors of Call-Net.
      “Business day” means any day, which is not a Saturday, Sunday or any other day on which the principal chartered banks located in Toronto, Ontario are not open for business during normal banking hours.
      “Call-Net” means Call-Net Enterprises Inc., a corporation incorporated under the laws of Canada.
      “Call-Net Acquisition Company” means a Subsidiary of RCI to be identified by RCI as the acquiror of Call-Net Shares that are held by Non-Taxable Holders.
      “Call-Net Deferred Share Unit Plan” means the deferred share unit plan of Call-Net effective July 31, 2003.
      “Call-Net Entities” means, collectively, Call-Net and its Subsidiaries.
      “Call-Net Options” means the outstanding and unexercised Call-Net share purchase options granted under the Call-Net Stock Option Plan.

      “Call-Net Preferred Share” means the one issued and outstanding Preferred Share, which is currently held by Sprint Communications Company L.P.
      “Call-Net PUs” means the restricted stock units granted under the Call-Net Restricted Stock Unit Plan and deferred stock units granted under the Call-Net Deferred Share Unit Plan, in each case to the extent outstanding on the date of the Arrangement Agreement.
      “Call-Net Restricted Stock Unit Plan” means the restricted stock unit plan of Call-Net dated April 10, 2002, as amended effective May 4, 2005.
      “Call-Net Rights Plan” means the shareholder rights plan agreement dated as of May 7, 2004 between Call-Net and CIBC Mellon Trust Company, as it may be amended from time to time.
      “Call-Net Shares” means, collectively, the Common Shares and the Non-Voting Shares.
      “Call-Net Stock Option Plan” means the incentive stock option plan of Call-Net dated April 10, 2002, as amended effective May 4, 2005.
      “CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, and, except where otherwise expressly provided, any amendments thereto.
      “Certificate of Arrangement” means the certificate of arrangement giving effect to the Arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.
      “CIBC Mellon” means CIBC Mellon Trust Company, registrar and transfer agent for the Call-Net Shares.
      “Circular” means this management proxy circular of Call-Net prepared and sent to the Shareholders in connection with the Meeting, including the Appendices attached hereto and the documents incorporated by reference herein.
      “Code” means the United States Internal Revenue Code of 1986, as amended.
      “Common Shares” means common shares in the capital of Call-Net.
      “Court” means the Ontario Superior Court of Justice (Commercial List).
      “CRA” means Canada Revenue Agency.
      “CRTC” means the Canadian Radiotelevision and Telecommunications Commission.
      “Depositary” means CIBC Mellon in its capacity as depositary for the Call-Net Shares under the Arrangement.
      “Director” means the Director appointed under Section 260 of the CBCA.
      “Dissenting Shareholder” means a registered Shareholder who dissents in respect of the Arrangement in strict compliance with the procedures referred to under “Rights of Dissenting Shareholders”.
      “Effective Date” means the date upon which the Arrangement becomes effective as established by the date of issue shown on the Certificate of Arrangement.
      “Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date.
      “Final Order” means the final order of the Court approving the Arrangement, as such order may be amended at any time prior to the Effective Time or, if appealed, then unless such appeal is withdrawn or denied, as affirmed on appeal.
      “Governmental Entity” means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign, (ii) any subdivision, agent, commission, board or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.
      “ILECs” means incumbent local exchange carriers.
      “Indenture” means the note indenture between Call-Net, CIBC Mellon Trust Company and The Bankers Trust Company (now Deutsche Bank Trust Company Americas) dated April 10, 2002.
      “Interim Order” means the interim order of the Court in respect of the Arrangement dated May 25, 2005, a copy of which is attached as Appendix D to this Circular providing for, among other things, the calling and holding of the Meeting.

      “ITA” means the Income Tax Act (Canada), R.S.C. 1985, c.1 (5th Supp.), as amended.
      “Laws” means all laws, statutes, codes, ordinances, decrees, rules, orders-in-council, regulations, by-laws, statutory rules, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, statutory body, or self-regulatory authority (including stock exchanges or markets), and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities.
      “Letter of Transmittal” means the letter of transmittal form that accompanies this Circular.
      “Material Adverse Effect” means (i) in relation to Call-Net and/or any of the Call-Net Entities, any change, matter, condition, event, development, action or thing that has an effect that is material and adverse to the assets, business, operations, prospects or financial condition of the Call-Net Entities on a consolidated basis other than any matter, condition, event, development or action relating to: (A) the North American or global economy including general political, financial or economic conditions or securities markets in general, including any reduction in major market indices; (B) the announcement or pendency of the Arrangement or compliance by Call-Net with the terms and conditions of the Arrangement Agreement; (C) the Canadian telecom industry in general and not specifically relating to the Call-Net Entities; (D) changes in Laws of general applicability or the interpretation of those Laws by Governmental Entities; (E) any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof; (F) any change in the market price or trading volume of any of the Call-Net Shares; (G) the completion of, or failure by Bell Canada to complete, any of the transactions described by Call-Net in its press release of May 2, 2005; (H) any failure by Call-Net to meet any earnings estimates of equity analysts, for any period; or (I) any actual or threatened litigation by any shareholder, whether by way of class action, derivative proceeding or otherwise arising from allegations of breach of fiduciary duty relating to the Arrangement Agreement or the transactions contemplated hereby; provided that any matter of which RCI had actual knowledge on the date of the Arrangement Agreement shall be deemed not to constitute a “Material Adverse Effect” and shall not be considered in determining whether a “Material Adverse Effect” has occurred and (ii) in relation to RCI and/or any of its Subsidiaries, any change, matter, condition, event, development, action or thing that has an effect that is material and adverse to the assets, business, operations, prospects or financial condition of RCI and its Subsidiaries on a consolidated basis other than any matter, condition, event, development or action relating to: (A) the North American or global economy including general political, financial or economic conditions or securities markets in general, including any reduction in major market indices; (B) the announcement or pendency of the Arrangement or compliance by RCI with the terms and conditions of the Arrangement Agreement; (C) the Canadian telecom cable, broadcasting and/or media industry in general and not specifically relating to RCI and its Subsidiaries; (D) changes in Laws of general applicability or the interpretation of those Laws by Governmental Entities; (E) any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof; (F) any change in the market price or trading volume of any of the RCI Non-Voting Shares; (G) any failure by RCI to meet any earnings estimates of equity analysts, for any period; or (H) any actual or threatened litigation by any shareholder, whether by way of class action, derivative proceeding or otherwise arising from allegations of breach of fiduciary duty relating to the Arrangement Agreement or the transactions contemplated hereby; provided that any matter of which Call-Net had actual knowledge on the date of the Arrangement Agreement shall be deemed not to constitute a “Material Adverse Effect” and shall not be considered in determining whether a “Material Adverse Effect” has occurred.
      “Meeting” means the special meeting of the Shareholders to be held on June 29, 2005 and any adjournment thereof to, among other things, consider and, if deemed advisable, approve the Arrangement by way of the Arrangement Resolution.
      “Non-Taxable Holder” means a Shareholder who certifies in the Letter of Transmittal that such Shareholder is (i) a non-resident of Canada for purposes of the ITA for whom the Call-Net Shares do not represent taxable Canadian property or, if they do represent taxable Canadian property (within the meaning of the ITA), for whom any gain realized on the disposition of such Call-Net Shares is exempt from tax in Canada under the terms of an applicable income tax treaty or convention, or (ii) an entity which is exempt from tax under Part I of the ITA, including without limitation a registered pension plan, registered retirement savings plan, registered retirement income fund, deferred profit sharing plan and registered education savings plan. See “Material Canadian Federal Income Tax Considerations”.
      “Non-Voting Shares” means Class B Non-Voting shares in the capital of Call-Net.
      “NYSE” means the New York Stock Exchange.
      “Person” includes any individual, firm, partnership, limited liability company, unlimited liability company, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status.
      “Plan of Arrangement” means, in relation to the Arrangement, the plan of arrangement substantially in the form attached as Schedule 1.1 to the Arrangement Agreement and any amendments or variations thereto made in accordance with the Arrangement Agreement or made at the direction of the Court in the Final Order.
      “Preferred Shares” means preferred shares in the capital of Call-Net.
      “RCI” means Rogers Communications Inc., a corporation existing under the laws of British Columbia and, unless the context otherwise requires, includes RCI and its consolidated Subsidiaries.
      “RCI Non-Voting Shares” means Class B Non-Voting shares in the capital of RCI.
      “RCI Options” means the share purchase options that are granted under the RCI Stock Option Plan.
      “RCI Stock Option Plan” means the incentive stock option plan of RCI dated April 11, 2003, as amended.
      “Restricted Stock Units” means units issued under the Call-Net Restricted Stock Unit Plan.
      “SEC” means the United States Securities and Exchange Commission.
      “Secured Notes” means the senior secured notes of Call-Net issued pursuant to the Indenture.
      “Shareholders” means the holders of Call-Net Shares.
      “Sprint” means Sprint Communications Company, L.P.
      “Sprint Agreement” means the Amended and Restated Technology and Service Provisioning Agreement dated April 1, 2002 between Call-Net and Sprint as amended by the Amendment to Amended and Restated Technology and Service Provisioning Agreement dated May 13, 2003, the Amendment to Amended Restated Technology and Service Provisioning Agreement dated June 3, 2003 and the Memorandum of Understanding dated March 15, 2005 between Call-Net and Sprint.
      “Subsidiary” has the meaning ascribed thereto by the CBCA.
      “Superior Proposal” means an unsolicited bona fide written Acquisition Proposal made or received under circumstances that the Board of Directors determines in good faith, after consultation with its financial advisors and outside counsel, would, if consummated in accordance with its terms, result in a transaction which is (A) more favourable to the holders of Call-Net Shares from a financial point of view than the transactions contemplated by the Arrangement Agreement, and (B) reasonably capable of completion taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal.
      “Termination Fee” has the meaning ascribed to it under the heading “The Arrangement Agreement — Termination Fee”.
      “TSX” means the Toronto Stock Exchange.
      “1933 Act” means the United States Securities Act of 1933, as amended.

SUMMARY OF CIRCULAR
      The following is a summary of certain information contained elsewhere in this Circular including the Appendices hereto. Certain capitalized terms used in this summary are defined in the Glossary of Defined Terms or elsewhere in this Circular. This summary is qualified in its entirety by the more detailed information appearing or referred to elsewhere in this Circular.
Purpose of the Meeting
      The purpose of the Meeting is for Shareholders to consider and, if deemed advisable, pass, with or without variation, the Arrangement Resolution to approve the Arrangement under section 192 of the CBCA.
Date, Time and Place
      The Meeting will be held on June 29, 2005 at 11:00 a.m. (Toronto time) at the Hilton Toronto (Toronto III Room), 145 Richmond Street West.
Shareholder Approval
      As a Shareholder, you should vote on the Arrangement Resolution. To be effective, the Arrangement Resolution must be passed, with or without variation, by the affirmative vote of at least two-thirds of the votes cast by the holders of Call-Net Shares present in person or represented by proxy at the Meeting.
      The Arrangement Resolution must be passed in order for Call-Net to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the Final Order. See “The Arrangement — Shareholder Approval”.
Effects of the Arrangement
      If the Arrangement Resolution is passed and all of the other conditions to closing of the Arrangement are satisfied, RCI and Call-Net Acquisition Company will acquire all of the outstanding Call-Net Shares and, in the event that RCI does not otherwise notify the Secretary of Call-Net in writing prior to the Effective Date, the Call-Net Preferred Share will be deemed to be redeemed by Call-Net for $1.00.
Description of the Arrangement
      If approved, the Arrangement will become effective at the Effective Time (which is expected to be at 12:01 a.m. (Toronto time) on or about July 8, 2005, but in any case, not later than September 30, 2005). At the Effective Time, the following shall occur:

1.	the Call-Net Rights Plan shall be deemed to have been terminated (and all rights thereunder shall expire) immediately prior to the Effective Time and shall be of no further force or effect;

2.	each Call-Net Share (other than Call-Net Shares in respect of which the Shareholder has validly exercised his or her right of dissent) shall be deemed to be transferred to Call-Net Acquisition Company, in the case of Non-Taxable Holders, and to RCI, in the case of all other Shareholders, for RCI Non-Voting Shares on the basis of one RCI Non-Voting Share for every 4.25 Call-Net Shares;

3.	each Call-Net Share in respect of which a Shareholder has validly exercised his or her right of dissent shall be deemed to be transferred to Call-Net for cancellation. See “Rights of Dissenting Shareholders”;

4.	unless RCI otherwise notifies the Secretary of Call-Net in writing prior to the Effective Date, the Call-Net Preferred Share shall be deemed to be redeemed by Call-Net for $1.00, being the redemption price therefor;

5.	each holder of Call-Net Options that are outstanding and unexercised immediately prior to the Effective Date shall receive options to acquire RCI Non-Voting Shares under the RCI Stock Option Plan in replacement for such Call-Net Options; and

6.	with respect to any Call-Net PUs outstanding and unexercised immediately prior to the Effective Date (whether or not then vested), in no event shall they represent any entitlement to receive or otherwise acquire Call-Net Shares or to acquire RCI Non-Voting Shares, but otherwise the rights of a holder thereof shall be unaffected and each such holder shall be paid on the Effective Date the amount to which such holder is entitled in respect of such holder’s Call-Net PUs.
      See “The Arrangement — Description of the Arrangement”.
Call-Net
      Call-Net is a holding company that conducts its telecommunications business primarily through its wholly-owned operating subsidiaries: Call-Net Communications Inc., Call-Net Technology Services Inc., Sprint Canada Inc., AlternaCall Inc., and CNCS Inc. Call-Net owns and operates an extensive national fibre network and maintains network facilities in the United States and the United Kingdom. It also has switching centres in Vancouver, Calgary, Toronto and Montreal, and call centres in Montreal and Toronto. Call-Net operates a local services network in 33 municipalities through 151 ILEC switch co-location sites in five major urban areas. Call-Net has approximately 1,800 employees.
      Call-Net, primarily through its wholly-owned subsidiary Sprint Canada Inc., offers long distance, home phone, dial-up Internet, and wireless services to residential customers in Canada’s largest metropolitan areas, and long distance, local, enhanced voice, and wireless services, and data services and Internet Protocol (IP) solutions services to Canadian businesses and all levels of government. Call-Net estimates that it has approximately 3.3% of the Canadian long distance, data and local services markets and 2.4% of the total Canadian telecommunications market.
      See “Information Relating to Call-Net”.
RCI
      RCI is a diversified Canadian communications and media company engaged in three primary lines of business. Rogers Wireless Inc. is Canada’s largest wireless voice and data communications services provider and the country’s only carrier operating on the world standard GSM/GPRS technology platform; Rogers Cable Inc. is Canada’s largest cable television provider offering cable television, high-speed Internet access and video retailing; and Rogers Media Inc. is Canada’s premier collection of category leading media assets with businesses in radio and television broadcasting, televised shopping, publishing and sports entertainment.
      See “Information Relating to RCI”.
BMO NB Fairness Opinion
      BMO NB was engaged by Call-Net to advise and assist Call-Net in considering certain strategic alternatives, including providing a fairness opinion to the Board of Directors, if requested. BMO NB has been engaged by Call-Net in an advisory capacity from time to time since December 2000. Call-Net requested that BMO NB provide an opinion to the Board of Directors of Call-Net as to the fairness, from a financial point of view, of the consideration offered to Shareholders pursuant to the Arrangement. BMO NB delivered its opinion orally to the Board of Directors on May 10, 2005. BMO NB subsequently confirmed its opinion by delivery of a written opinion to the Board of Directors, a copy of which is attached as Appendix E. Based upon and subject to the assumptions made and the matters considered in the BMO NB Fairness Opinion, BMO NB is of the opinion that the consideration offered to Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders. A copy of the BMO NB Fairness Opinion is attached to this Circular as Appendix E. Shareholders are urged to read such opinion in its entirety.
      See “The Arrangement — BMO NB Fairness Opinion”.

Recommendation of the Board of Directors
      The Board of Directors believes that the Arrangement is fair to Shareholders and in the best interests of Call-Net. Accordingly, the Board of Directors has unanimously approved the Arrangement and recommends that Shareholders vote in favour of the Arrangement Resolution.
Reasons for the Recommendation
      The Board considered a number of factors in concluding that the Arrangement is in the best interests of Call-Net, including the following:

1.	the exchange ratio of one RCI Non-Voting Share for every 4.25 Call-Net Shares which, based upon the closing price on May 10, 2005 (the trading day immediately prior to the announcement of the Arrangement) of RCI Non-Voting Shares on the TSX of $37.00, represented a premium of approximately 34% and 33% over the closing price of the Common Shares and the Non-Voting Shares, respectively, on the TSX on May 10, 2005;

2.	management believes that Call-Net’s growth strategy will be more easily achieved as a part of RCI than it would on a stand-alone basis;

3.	the Arrangement will enable the Shareholders to participate in the future prospects of RCI, including Call-Net;

4.	RCI has a significantly larger market capitalization than Call-Net and the RCI Non-Voting Shares have greater liquidity than the Call-Net Shares;

5.	current industry, economic and market conditions and trends;

6.	historical market prices and trading information with respect to the Call-Net Shares and the RCI Non-Voting Shares;

7.	information regarding the business, operations, property, assets, financial performance and condition, operating results and prospects of Call-Net and RCI;

8.	the likelihood that the transactions contemplated in the Arrangement would be completed, given the conditions and regulatory approvals necessary to complete such transactions;

9.	the BMO NB Fairness Opinion, which concluded that the consideration offered to Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders;

10.	the terms of the Arrangement Agreement, which permit the Board of Directors to consider and respond to a Superior Proposal subject to the payment of the Termination Fee to RCI in certain circumstances;

11.	the requirement that the Arrangement Resolution be passed by at least two-thirds of the votes cast by the Shareholders present in person or represented by proxy at the Meeting, with the holders of the Common Shares and the Non-Voting Shares voting as a single class, on the basis that they are being treated equally under the Arrangement and on the basis that they have substantially the same economic entitlements;

12.	as at the Effective Time, the Call-Net Rights Plan will no longer be necessary to protect the interests of the Shareholders;

13.	the procedures by which the Arrangement is to be approved, including the requirement for approval by the Court after a hearing at which fairness will be considered; and

14.	the availability of rights of dissent to the registered Shareholders with respect to the Arrangement.
      See “The Arrangement — Recommendation of the Board of Directors”.

Interests of Certain Persons in the Arrangement
      In considering the recommendation of the Board of Directors with respect to the Arrangement, Shareholders should be aware that certain officers and directors of Call-Net have certain interests in the Arrangement, including those referred to in “The Arrangement — Interests of Certain Persons in the Arrangement”.
The Arrangement Agreement
      The Arrangement Agreement provides for the Arrangement and matters related thereto. See “The Arrangement Agreement.”
Covenants Regarding Non-Solicitation
      In the Arrangement Agreement, Call-Net has agreed not to, among other things, directly or indirectly solicit, initiate or knowingly encourage or facilitate the initiation of any inquiries or proposals regarding an Acquisition Proposal, participate in any discussions or negotiations regarding any Acquisition Proposal, withdraw or modify in a manner adverse to RCI the approval of the Board of Directors of the transactions contemplated by the Arrangement Agreement, or accept, approve or recommend any Acquisition Proposal or enter into any agreement related to any Acquisition Proposal. Call-Net has also agreed to cease all existing discussions or negotiations with any parties other than RCI with respect to any potential Acquisition Proposal.
      In addition, Call-Net may not release any third party from or waive any confidentiality, non-solicitation or standstill agreement, must immediately cease to provide any other party with access to information concerning any of the Call-Net Entities and request the return or destruction of all confidential information that has been previously provided.
      Notwithstanding the foregoing, nothing shall prevent the Board of Directors from complying with Call-Net’s disclosure obligations with respect to an unsolicited bona fide written Acquisition Proposal; considering, negotiating or discussing a Superior Proposal; or withdrawing or modifying its recommendation to vote in favour of the Arrangement, if the Board of Directors so determines that an Acquisition Proposal is a Superior Proposal under certain conditions.
      Call-Net must immediately notify RCI of any Acquisition Proposal or any request for non-public information in connection with an Acquisition Proposal or access to the properties, books or records of any of the Call-Net Entities from any person that informs Call-Net that it is considering making an Acquisition Proposal. Call-Net may provide another person with material non-public information relating to the Call-Net Entities or any of them if it receives a request for such information from a Person who has made an unsolicited bona fide Acquisition Proposal, subject to the execution by such Person of a confidentiality agreement (which shall in no respect be more favourable to such Person than the terms of the confidentiality agreement between RCI and Call-Net), provided however, that the Person making the Acquisition Proposal shall not be precluded under such confidentiality agreement from making an Acquisition Proposal that is a Superior Proposal.
Notice of Superior Proposal Determination
      Call-Net has agreed under the Arrangement Agreement not to accept, approve, recommend or enter into any agreement relating to an Acquisition Proposal (other than a confidentiality agreement) on the basis that it would constitute a Superior Proposal unless: (a) the Board of Directors has determined in good faith that the Acquisition Proposal constitutes a Superior Proposal; (b) Call-Net has provided RCI with a copy of the Acquisition Proposal document which the Board of Directors has determined would be a Superior Proposal; (c) five Business Days (the “Response Period”) have elapsed from the later of the date RCI receives notice of Call-Net’s proposed determination to accept, approve, recommend or enter into any agreement relating to such Acquisition Proposal, and the date RCI receives a copy of the Acquisition Proposal; and (d) Call-Net is not in any material respect (x) in default under the Arrangement Agreement or (y) in breach of any of its representations or warranties contained in the Arrangement Agreement.

Right to Match
      During the Response Period, RCI may, but is not required to, offer in writing to amend the terms of the Arrangement Agreement and the Arrangement. If it does so, then the Board of Directors must review any such offer to amend the Arrangement Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether the offer to amend the Arrangement Agreement would result, upon acceptance, in the Acquisition Proposal not being a Superior Proposal. If the Board of Directors so determines, Call-Net must enter into an amendment to the Arrangement Agreement reflecting RCI’s amended proposal. If the Board of Directors continues to believe, in good faith and after consultation with financial and outside legal advisors, that the Acquisition Proposal would nonetheless remain a Superior Proposal and therefore rejects RCI’s amended proposal, Call-Net may (a) terminate the Arrangement Agreement, subject to the payment of certain termination fees (see “Termination Fee” below); and (b) approve, recommend, accept or enter into an agreement, understanding or arrangement with respect to the Superior Proposal.
Conditions to the Arrangement
      The implementation of the Arrangement is subject to certain conditions being satisfied or waived by one or both of Call-Net and RCI at or before the Effective Time, including, without limitation:
          Regulatory Approvals
      The obligations of Call-Net and RCI to complete the Arrangement are subject to the receipt of certain court and regulatory approvals on or before the Effective Date or such earlier time as is specified below, including the following:

1.	The Interim Order must have been granted.

2.	The Final Order must have been granted.

3.	All required consents, orders, authorizations, approvals and waivers of Governmental Entities, including appropriate regulatory approvals and judicial approvals and orders required for the completion of the transactions contemplated by the Arrangement.
          Shareholder Approval
      The obligations of Call-Net and RCI to complete the Arrangement are subject to the Arrangement Resolution being passed at the Meeting, in accordance with the Interim Order. In particular, in order for the Arrangement to become effective, the Arrangement Resolution must be passed by at least two-thirds of the votes cast by the Shareholders present in person or by proxy at the Meeting.
Termination Fee
      Call-Net will be required to pay to RCI the sum of $10 million in the event that the Board of Directors (i) withdraws or modifies in a manner adverse to RCI its approval or recommendation of the Arrangement and makes a public announcement to that effect, (ii) recommends any Superior Proposal and makes a public announcement to that effect, or (iii) fails to promptly reaffirm its recommendation of the Arrangement by press release in certain circumstances, provided in each case that RCI is not in default in the performance of its material obligations under the Arrangement Agreement.
      In addition, if the Arrangement Agreement has been terminated without payment of the Termination Fee and in circumstances where RCI is not in breach of any of its representations, warranties, covenants or other agreements in any material respect and all approvals required under the Competition Act (Canada) have been obtained prior to the termination and, within four months, an Acquisition Proposal is consummated that has a value per Call-Net Share greater than the Call-Net Share value attributed to the Arrangement, Call-Net shall pay to RCI an amount equal to the Termination Fee.

Secured Notes After the Arrangement
      Under the terms of the Indenture, within 30 days following the Effective Date, Call-Net will be required to commence an offer to purchase all of the outstanding Secured Notes at a purchase price of 101% of their principal amount plus accrued and unpaid interest and certain additional amounts in respect of any withholding taxes that may be levied on certain holders of the Secured Notes as a result of purchases made under the offer. If, as a result of such offer to purchase all of the outstanding Secured Notes, Call-Net purchases 66 2/3% of the Secured Notes outstanding, the Indenture provides that Call-Net would have the right under the Indenture to redeem the remaining outstanding Secured Notes, in whole but not in part, at the same price. Under the terms of the Indenture, a third party (including RCI or one of its Subsidiaries) may make an offer to purchase the outstanding Secured Notes in lieu of Call-Net, provided that it makes such offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to any offer to purchase the outstanding Secured Notes made by Call-Net and provided further that it purchases all Secured Notes validly tendered and not withdrawn under its offer. The principal amount of the Secured Notes outstanding at the Effective Date is expected to be approximately US$223.1 million.
Unaudited Pro Forma Consolidated Financial Statements of RCI
      The unaudited pro forma consolidated financial statements of RCI that give effect to the Arrangement are set forth in Appendix G to this Circular.
Court Approval and Completion of the Arrangement
      The Arrangement requires approval by the Court. Prior to the mailing of this Circular, Call-Net obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters.
      Subject to the approval of the Arrangement Resolution by the Shareholders at the Meeting, the hearing in respect of the Final Order is currently scheduled to take place on July 7, 2005 at 10:00 a.m. (Toronto time) in the Court at 393 University Ave., Toronto, Ontario or as soon thereafter as is reasonably practicable. Any Shareholder who wishes to appear or be represented and to present evidence or arguments must serve and file a Notice of Appearance as set out in the Notice of Application for the Final Order and satisfy any other requirements of the Court. The Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.
      Assuming the Final Order is granted and the other conditions to closing contained in the Arrangement Agreement are satisfied or waived, it is currently anticipated that Articles of Arrangement for Call-Net will be filed with the Director under the CBCA to give effect to the Arrangement on or about July 8, 2005. See “The Arrangement — Court Approval and Completion of the Arrangement”.
Rights of Holders of Common Shares and Non-Voting Shares
      The holders of Common Shares are entitled to one vote for each share held at any meeting of Shareholders. The holders of Non-Voting Shares are not entitled to vote at any meeting of Shareholders except for votes affecting the Non-Voting Shares. Pursuant to the Interim Order, holders of Common Shares and Non-Voting Shares will be entitled to vote, as a single class, on the Arrangement Resolution and such shares shall be entitled to one vote for each such share held at the Meeting.
Procedures for Exchange of Share Certificates by Shareholders
      Enclosed with this Circular is a Letter of Transmittal (printed on yellow paper), which is being delivered to registered Shareholders. The Letter of Transmittal, when properly completed and duly executed and returned together with a certificate or certificates representing Call-Net Shares and all other required documents, will enable each Shareholder to obtain a certificate representing one whole RCI Non-Voting Share in exchange for every 4.25 Call-Net Shares previously held and represented by the deposited share certificate or certificates.

      If you are a non-registered holder of Call-Net Shares and hold your Call-Net Shares through a broker or another intermediary, please complete the documentation provided to you by your broker or such other intermediary in accordance with the instructions provided by such intermediary. See “Procedures for Exchange of Share Certificates by Shareholders”.
      Where a certificate for Call-Net Shares has been destroyed, lost or mutilated, the registered holder of that certificate should immediately contact CIBC Mellon, toll free at 1-800-387-0825, or in the Toronto area at (416) 643-5500, regarding the issuance of a replacement certificate upon the holder satisfying such requirements as may be imposed by Call-Net in connection with the issuance of the replacement certificate. It is recommended that Shareholders complete, sign and return the Letters of Transmittal with accompanying Call-Net Share certificates to the Depositary as soon as possible, and preferably prior to 5:00 p.m. (Toronto time) on June 27, 2005. See “Procedures for Exchange of Share Certificates by Shareholders”.
Fractional Shares
      No fractional RCI Non-Voting Shares will be issued. In lieu of fractional RCI Non-Voting Shares, each Shareholder otherwise entitled to a fractional interest in an RCI Non-Voting Share will receive a cheque following the Effective Date in an amount equal to such fractional interest multiplied by $37.00.
Dissent Rights
      Pursuant to the Interim Order, registered Shareholders have been granted the right to dissent in respect of the Arrangement. If the Arrangement becomes effective, a Dissenting Shareholder is entitled to be paid the fair value of such Dissenting Shareholder’s Call-Net Shares provided such Dissenting Shareholder has delivered a written objection to the Arrangement Resolution to Call-Net by 5:00 p.m. (Toronto time) on the second business day preceding the Meeting and the Dissenting Shareholder shall have otherwise complied with the dissent procedures described in this Circular including the relevant provisions of Section 190 of the CBCA. This right is described in detail under the heading “Rights of Dissenting Shareholders”; the text of Section 190 of the CBCA, which will be relevant in any dissent proceeding, is set forth in Appendix F to this Circular. Failure to comply strictly with the dissent procedures described in the Circular may result in the loss of any right of dissent.
Delisting of Call-Net Shares
      If the Arrangement is completed, the Call-Net Shares will be de-listed from the TSX.
Certain Canadian Federal Income Tax Considerations
      A Shareholder who is a resident of Canada for purposes of the ITA and who does not certify that he or she is a Non-Taxable Holder will tender his or her Shares to RCI. In such circumstances, the Shareholder will be deemed to have disposed of his or her Call-Net Shares for proceeds equal to the Shareholder’s adjusted cost base in respect of such shares and to have acquired the RCI Non-Voting Shares at a cost equal to such proceeds of disposition less the amount of any cash received by such holder in lieu of a fractional RCI Non-Voting Share, unless such Shareholder chooses to report any portion of the capital gain or capital loss arising on the exchange.
      In general, a holder of Call-Net Shares who is not a resident of Canada for purposes of the ITA will not be subject to Canadian federal income tax on the disposition of Call-Net Shares under the Arrangement.
      A Call-Net Shareholder who certifies that he or she is a Non-Taxable Holder, will tender his or her Shares to Call-Net Acquisition Company such that the cost for Canadian tax purposes of the Call-Net Shares acquired by Call-Net Acquisition Company will be equal to the fair market value of the RCI Non-Voting Shares issued in exchange for the Call-Net Shares. See “Material Canadian Federal Income Tax Considerations” in the Circular.
Certain United States Federal Income Tax Considerations
      The exchange of Call-Net Shares for RCI Non-Voting Shares pursuant to the Plan of Arrangement will be a taxable disposition for United States Federal income tax purposes. In general, a United States holder of Call-Net Shares will recognize a gain or loss for United States Federal income tax purposes as a result of the Arrangement in an amount equal to the difference between (i) such holder’s adjusted tax basis in its Call-Net Shares transferred in the Arrangement and (ii) the fair market value of the RCI Non-Voting Shares received in the Arrangement. See “Material United States Federal Income Tax Considerations”.
Notice to U.S. Shareholders
      The solicitation and transactions contemplated herein are made by Call-Net, a foreign reporting company which has prepared this Circular in accordance with the disclosure requirements of Canada, which are different from the disclosure requirements applicable to proxy statements prepared in accordance with U.S. laws. See “Notice to U.S. Shareholders”.
Risk Factors
      There are a number of risk factors relating to the business of RCI and to the Arrangement, all of which should be carefully considered by Shareholders. See “Risk Factors”.

REPORTING CURRENCY AND FINANCIAL INFORMATION
      In this Circular, references to Canadian dollars, “Cdn$” and “$” are to the currency of Canada and references to U.S. dollars or “US$” are to the currency of the United States.
      Except as set forth below, all financial statements and financial data derived therefrom included or incorporated by reference in this Circular, including the unaudited pro forma consolidated financial statements of RCI, have been prepared and presented in accordance with Canadian generally accepted accounting principles.
FORWARD-LOOKING STATEMENTS
      This Circular contains forward-looking statements relating to the business and financial outlook of Call-Net and RCI, which are based on the current expectations, estimates, forecasts and projections of Call-Net and RCI. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Shareholders should not place undue reliance on any of these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and, except as required by applicable laws, Call-Net and RCI undertake no obligation to update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, the risks described under “Risk Factors” in this Circular.
EXCHANGE RATE DATA
      The following table sets forth, for each period indicated, the low and high exchange rates for Canadian dollars expressed in United States dollars, the exchange rate at the end of such period and the average of such exchange rates for each day during such period, based on the inverse of the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York:

				Three Months
				Ended
	Year Ended December 31,			March 31,

	2002	2003	2004	2004	2005

Low	0.6200	0.6349	0.7158	0.7418	0.7961
High	0.6619	0.7738	0.8493	0.7880	0.8346
Period End	0.6329	0.7738	0.8318	0.7634	0.8269
Average	0.6369	0.7159	0.7696	0.7587	0.8156
      On May 24, 2005, the inverse of the noon buying rate was US$0.7929 = Cdn$1.00.
NOTICE REGARDING INFORMATION
      The information contained or incorporated by reference in this Circular concerning RCI, and its directors, officers and affiliates is based solely upon information provided to Call-Net by RCI or upon publicly available information. With respect to this information, the Board of Directors has relied exclusively upon RCI, without independent verification by Call-Net.
      Information in this Circular is given as at May 25, 2005 unless otherwise indicated.
      No person is authorized to give any information or make any representation not contained or incorporated by reference in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized. This Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither delivery of this Circular nor any distribution of the securities referred to in this Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Circular.
NOTICE TO U.S. SHAREHOLDERS
      Securities issued in the Arrangement will not be registered under the 1933 Act or the securities laws of any state of the United States. Such securities will instead be issued in reliance upon the exemption provided by Section 3(a)(10) of the 1933 Act and applicable exemptions under state securities laws. Securities issued under the Arrangement will be freely transferable under United States federal securities laws, except for securities held by persons who are deemed to be “affiliates” of Call-Net prior to the Effective Time or to be “affiliates” of RCI at the time of any resale of such securities. Such securities held by “affiliates” may be resold by them only in transactions permitted by the resale provisions of Rule 145(d) promulgated under the 1933 Act or as otherwise permitted under the 1933 Act. See “Regulatory Matters — Securities Law Matters — United States”.
      The solicitation and transactions contemplated herein are made by Call-Net, a foreign issuer that has prepared this Circular in accordance with the disclosure requirements of Canada. Shareholders resident in the United States should be aware that such requirements are different from those applicable to proxy statements, prospectuses or registration statements prepared in accordance with U.S. laws, and that this Circular has not been filed with the SEC or the securities regulatory authority of any state within the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards and, thus, may not be comparable to financial statements of U.S. companies. The principal differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles as they apply to Call-Net are summarized in Note 20 to Call-Net’s consolidated financial statements for the year ended December 31, 2004, which are incorporated by reference in this Circular.
      Shareholders resident in the United States should be aware that the Arrangement described herein may have tax consequences both in the United States and in Canada. Such consequences for Shareholders may not be described fully herein. For the Canadian income tax consequences to investors who are resident in the United States, see “Material Canadian Federal Income Tax Considerations — Non-Residents of Canada”. For the United States federal income tax consequences to investors who are resident in the United States, see “Material United States Federal Income Tax Considerations”. U.S. holders are urged to consult their own tax advisors with respect to such Canadian and United States federal and state income tax consequences.
      The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that Call-Net and RCI are organized under the laws of jurisdictions other than the United States, that some or all of their respective officers and directors are residents of countries other than the United States, that some or all of the experts named in the Circular are residents of countries other than the United States, or that all or a substantial portion of the assets of Call-Net, RCI and such persons are located outside the United States. Shareholders may not be able to sue Call-Net or RCI or their respective directors and officers in a foreign court for violations of U.S. securities laws. It may be difficult to compel Call-Net, RCI or their respective affiliates to subject themselves to a U.S. court’s judgment.
      THE RCI NON-VOTING SHARES ISSUABLE PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE 1933 ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES IN WHICH SHAREHOLDERS RESIDE, NOR HAVE THEY BEEN REGISTERED OR OTHERWISE QUALIFIED FOR DISTRIBUTION UNDER THE LAWS OF ANY OTHER JURISDICTION OUTSIDE OF CANADA. For a discussion of regulatory issues relating to U.S. Shareholders, see “Regulatory Matters — Securities Law Matters — United States”.
      THE RCI NON-VOTING SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THE ARRANGEMENT
Background to the Arrangement
      The provisions of the Arrangement Agreement are the result of arm’s length negotiations conducted among representatives of Call-Net and RCI, and their legal and financial advisors. The following is a summary of the meetings, negotiations and discussions in which Call-Net participated that preceded the execution of the Arrangement Agreement.
      Between April and August 2004, there were preliminary discussions between Call-Net and RCI in respect of a possible transaction. BMO NB assisted Call-Net as its financial advisor in pursuing a transaction with RCI. After signing a confidentiality agreement, RCI was provided access to a data room of confidential information relating to Call-Net. Discussions regarding a proposed transaction extended over a number of weeks. Over the same period, Call-Net and RCI, together with their respective advisors, proceeded with negotiating the terms and conditions of an arrangement agreement. By August 9, 2004, no transaction was consummated and the discussions ceased.
      On March 3, 2005, at the invitation of Edward S. Rogers, RCI’s President and Chief Executive Officer, William Linton, Call-Net’s President and Chief Executive Officer, and Mr. Rogers met to discuss, among other things, Mr. Rogers’ outlook on the telecommunications industry, including the rationale for RCI’s acquisition of Microcell Telecommunications Inc., which was completed in November 2004. Mr. Rogers suggested that the parties revisit the possible acquisition of Call-Net by RCI and the two Chief Executive Officers agreed that the topic merited further discussion.
      On March 8, 2005, Mr. Tapp, Call-Net’s Chairman, and Mr. Rogers had a discussion regarding a possible transaction and, in particular, the due diligence procedures that would be established. Also on March 8, 2005, the Chief Financial Officers of Call-Net and RCI had a similar discussion regarding the due diligence process in connection with a possible transaction.
      On March 9, 2005, Mr. Tapp sent Mr. Rogers a letter confirming certain of the items discussed in their conversation of March 8, 2005. The letter included a draft non-disclosure agreement that provided for, among other things, a one-month exclusivity period in favour of RCI. Later that day, the non-disclosure agreement was entered into and subsequently amended on March 15, 2005.
      On March 14, 2005, senior management of both Call-Net and RCI met to discuss the potential transaction as well as various procedural issues, including in respect of due diligence. On March 15, 2005, the Board was convened to discuss the status of the proposed transaction. Senior management of Call-Net advised the Board of the discussions and negotiations that had taken place between Call-Net and RCI up to that time. The Board authorized the commencement of limited due diligence by RCI and agreed to the one-month exclusivity period granted to RCI.
      On March 16, 2005, Mr. Linton sent a letter to Mr. Rogers outlining the procedures that would govern RCI’s due diligence review of Call-Net.
      On March 31, 2005, Mr. Rogers provided Mr. Tapp with an initial term sheet in respect of the transaction and on April 4, 2005, Mr. Tapp sent a letter to Mr. Rogers responding to the term sheet that had been provided. The letter outlined various concerns in connection with the term sheet, including the proposed consideration, due diligence procedures, representations and warranties and certain of the conditions contemplated in the term sheet. On the same day, RCI provided Call-Net with a draft definitive agreement that reflected the terms included in the initial term sheet and Mr. Rogers called Mr. Linton to express his concerns regarding the imminent expiration of the exclusivity provision.
      On April 5, 2005, management updated the Board in respect of the term sheet as well as Call-Net’s response. The Board agreed that it would not extend the exclusivity in favour of RCI.
      Over the April 16th-17th, 2005 weekend, Mr. Linton and Mr. Rogers had two separate discussions regarding the outstanding issues in connection with the proposed transaction.

      On May 5, 2005, Mr. Linton and Mr. Rogers met and discussed the consideration in connection with the proposed transaction as well as outstanding items. On the same day, the Board met to discuss the status of the proposed transaction and, in particular, the consideration being proposed. The Board concluded that it was not satisfied with the consideration being proposed and instructed BMO NB to conduct analyses with respect to the proposed transaction, including the proposed consideration.
      On May 6, 2005, Mr. Linton called Mr. Rogers to discuss the consideration offered and to advise that the Board did not feel that the consideration was adequate. After this discussion, a Board meeting was held whereby the Board determined not to permit further diligence to be undertaken by RCI until an agreement was reached regarding consideration. It was determined that Mr. Tapp should call Mr. Rogers on May 7, 2005 to further discuss the consideration offered.
      On May 7, 2005, an agreement was reached regarding consideration, and the Board approved the transaction subject to completion of definitive documentation. Between May 7, 2005 and May 10, 2005, a definitive arrangement agreement was negotiated between the parties and, on May 10, 2005, the Board met to consider the proposed arrangement and to receive presentations from Call-Net’s legal and financial advisors. At the conclusion of that meeting, the Board of Directors proceeded to unanimously approve the Arrangement and resolved to recommend that Shareholders vote in favour of the Arrangement, subject to negotiation and settlement of the Arrangement Agreement in a form acceptable to specified senior officers.
      Following the meeting of the Board of Directors of May 10, 2005, Call-Net, RCI and their respective legal advisors finalized the Arrangement Agreement. In the early morning of May 11, 2005, RCI and Call-Net entered into the Arrangement Agreement and, prior to market opening, issued a joint press release announcing the proposed Arrangement.
Description of the Arrangement
      The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of which is attached as Schedule 1.1 to the Arrangement Agreement that is attached as Appendix B to this Circular.
      The Plan of Arrangement includes, among other things, an exchange of Call-Net Shares for RCI Non-Voting Shares on the basis of 4.25 Call-Net Shares for one RCI Non-Voting Share. If approved, the Arrangement will become effective at the Effective Time (which is expected to be at 12:01 a.m. (Toronto time) on or about July 8, 2005, but in any case, not later than September 30, 2005). At the Effective Time, the following shall occur:

1.	the Call-Net Rights Plan shall be deemed to have been terminated (and all rights thereunder shall expire) immediately prior to the Effective Time and shall be of no further force or effect;

2.	each Call-Net Share (other than Call-Net Shares in respect of which the Shareholder has validly exercised his or her right of dissent) shall be deemed to be transferred to Call-Net Acquisition Company, in the case of Non- Taxable Holders, and to RCI, in the case of other Shareholders, for RCI Non-Voting Shares on the basis of one RCI Non-Voting Share for every 4.25 Call-Net Shares;

3.	each Call-Net Share in respect of which the Shareholder has validly exercised his or her right of dissent shall be deemed to be transferred to Call-Net for cancellation. See “Rights of Dissenting Shareholders”;

4.	unless RCI otherwise notifies the Secretary of Call-Net in writing prior to the Effective Date, the Call-Net Preferred Share shall be deemed to be redeemed by Call-Net for $1.00, being the redemption price therefor;

5.	each holder of Call-Net Options outstanding and unexercised immediately prior to the Effective Time (whether or not then vested) shall receive RCI Options in replacement for such Call-Net Options on the basis described under “Arrangements Respecting Call-Net Options and Call-Net PUs”; and

6.	with respect to any Call-Net PUs outstanding and unexercised immediately prior to the Effective Date (whether or not then vested), in no event shall they represent any entitlement to receive or otherwise acquire Call-Net Shares or to acquire RCI Non-Voting Shares, but otherwise the rights of a holder thereof shall be unaffected and each such holder shall be paid on the Effective Date the amount to which such holder is entitled in respect of such holder’s Call-Net PUs.

      If the Shareholders approve the Arrangement Resolution on the basis described herein, Articles of Arrangement will be filed with the Director promptly following the Meeting. It is expected that the Arrangement will be effected on or about July 8, 2005.
Expenses of the Arrangement
      The combined estimated fees, costs and expenses of Call-Net and RCI in connection with the Arrangement including, without limitation, financial advisor’s fees, filing fees, legal and accounting fees, and printing and mailing costs are anticipated to be approximately $11 million.
Arrangements Respecting Call-Net Options and Call-Net PUs
      Pursuant to the terms of the Plan of Arrangement, each holder of Call-Net Options outstanding and unexercised prior to the Effective Date (whether or not then vested) will receive RCI Options on the basis that: (i) such RCI Options will be exercisable to acquire a like number of RCI Non-Voting Shares that each holder of Call-Net Options would have acquired if all such Call-Net Options held by such holder were fully vested and if each such holder had exercised such Call-Net Options immediately prior to the Effective Time and had received Call-Net Shares; and (ii) the vesting, expiry dates and aggregate exercise price of such RCI Options shall be identical to the vesting, expiry dates and aggregate exercise price, respectively, applicable to such Call-Net Options. The foregoing calculations will be applied separately to each grant of Call-Net Options. If the foregoing calculation results in a holder receiving options exerciseable for a fraction of a RCI Non-Voting Share, the number of RCI Options received on the exchange shall be rounded down to the next whole RCI Option and the total exercise price for the RCI Options will be reduced by the exercise price of the fractional RCI Non-Voting Share. Holders of Call-Net Options may, in certain circumstances, elect to increase the exercise price of the RCI Options. Holders of Call-Net Options should consult their own tax advisors respecting the ability to increase the exercise price of the RCI Options in certain circumstances.
      Pursuant to the terms of the Arrangement, with respect to any Call-Net PUs outstanding and unexercised immediately prior to the Effective Date (whether or not then vested), in no event shall they represent any entitlement to receive or otherwise acquire Call-Net Shares or to acquire RCI Non-Voting Shares, but otherwise the rights of a holder thereof shall be unaffected and each such holder shall be paid on the Effective Date the amount to which such holder is entitled in respect of such holder’s Call-Net PUs.
Depositary
      Call-Net has retained the services of the Depositary for the receipt of the Letters of Transmittal and the certificates representing Call-Net Shares and for the delivery and payment of the consideration payable for the Call-Net Shares. The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.
BMO NB Fairness Opinion
      BMO NB was engaged by Call-Net to advise and assist Call-Net in considering certain strategic alternatives, including providing a fairness opinion to the Board of Directors, if requested. BMO NB has been engaged by Call-Net in an advisory capacity from time to time since December 2000. Call-Net requested that BMO NB provide an opinion to the Board of Directors of Call-Net as to the fairness, from a financial point of view, of the consideration offered to Shareholders pursuant to the Arrangement. BMO NB delivered its opinion orally to the Board of Directors on May 10, 2005. BMO NB subsequently confirmed its opinion by delivery of a written opinion to the Board of Directors, a copy of which is attached as Appendix E. Based upon and subject to the assumptions made and the matters considered in the BMO NB Fairness Opinion, BMO NB is of the opinion that the consideration offered to Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders.
      The BMO NB Fairness Opinion does not constitute a recommendation to Shareholders concerning their votes with respect to the Arrangement Resolution. In rendering the BMO NB Fairness Opinion, BMO NB relied, without independent verification, on financial and other information that was obtained by BMO NB from public sources or that was provided to BMO NB by Call-Net, RCI and their respective affiliates, associates, advisors or otherwise. BMO NB assumed that this information was complete and accurate and did not omit to state any material fact or any fact necessary to be stated to make that information not misleading.
      BMO NB is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. BMO NB has participated in a significant number of transactions involving private and public companies and has extensive experience in preparing fairness opinions and valuations.
      BMO NB has extensive experience in the Canadian telecommunications sector, acting for telecommunications entities providing financial advisory, capital raising, fairness opinions and valuation services.
      The BMO NB Fairness Opinion represents the opinion of BMO NB and the form and content thereof has been approved for release by a committee of officers of BMO NB who are experienced in mergers and acquisitions, capital markets, real estate, fairness opinions and valuation matters.
      The full text of the BMO NB Fairness Opinion, which sets forth the assumptions made, general procedures followed, matters considered and limitations on the review undertaken by BMO NB, is reproduced as Appendix E to this Circular. The BMO NB Fairness Opinion should be read in its entirety by the Shareholders. The summary of the BMO NB Fairness Opinion described in this Circular is qualified in its entirety by reference to the full text of the BMO NB Fairness Opinion. Call-Net has agreed to pay BMO NB a fee for providing its opinion and for its financial advisory services which are, in part, contingent on the successful completion of the Arrangement. BMO NB has advised that it believes that notwithstanding this fee arrangement, it is independent for purposes of providing the BMO NB Fairness Opinion in connection with the Arrangement. Call-Net has also indemnified BMO NB in respect of certain liabilities that may be incurred by BMO NB in connection with the provision of its services.
Recommendation of the Board of Directors
      The Board of Directors believes that the Arrangement is fair to Shareholders and in the best interests of Call-Net. Accordingly, the Board of Directors has unanimously approved the Arrangement and recommends that Shareholders vote in favour of the Arrangement Resolution.
      In making its recommendation, the Board of Directors considered a number of factors, including:

1.	the exchange ratio of one RCI Non-Voting Share for every 4.25 Call-Net Shares which, based upon the closing price on May 10, 2005 (the trading day immediately prior to the announcement of the Arrangement) of RCI Non-Voting Shares on the TSX of $37.00, represented a premium of approximately 34% and 33% over the closing price of the Common Shares and the Non-Voting Shares, respectively, on the TSX on May 10, 2005;

2.	management believes that Call-Net’s growth strategy will be more easily achieved as a part of RCI than it would on a stand-alone basis;

3.	the Arrangement will enable the Shareholders to participate in the future prospects of RCI, including Call-Net;

4.	RCI has a significantly larger market capitalization than Call-Net and the RCI Non-Voting Shares have greater liquidity than the Call-Net Shares;

5.	current industry, economic and market conditions and trends;

6.	historical market prices and trading information with respect to the Call-Net Shares and the RCI Non-Voting Shares;

7.	information regarding the business, operations, property, assets, financial performance and condition, operating results and prospects of Call-Net and RCI;

8.	the likelihood that the transactions contemplated in the Arrangement would be completed, given the conditions and regulatory approvals necessary to complete such transactions;

9.	the BMO NB Fairness Opinion, which concluded that the consideration offered to Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders;

10.	the terms of the Arrangement Agreement, which permit the Board of Directors to consider and respond to a Superior Proposal subject to the payment of the Termination Fee to RCI in certain circumstances;

11.	the requirement that the Arrangement Resolution be passed by at least two-thirds of the votes cast by the Shareholders present in person or represented by proxy at the Meeting, with the holders of the Common Shares and the Non-Voting Shares voting as a single class, on the basis that they are being treated equally under the Arrangement and on the basis that they have substantially the same economic entitlements;

12.	as at the Effective Time, the Call-Net Rights Plan will no longer be necessary to protect the interests of the Shareholders;

13.	the procedures by which the Arrangement is to be approved, including the requirement for approval by the Court after a hearing at which fairness will be considered; and

14.	the availability of rights of dissent to the registered Shareholders with respect to the Arrangement.
Interests of Certain Persons in the Arrangement
      In considering the recommendation of the Board of Directors with respect to the Arrangement, Shareholders should be aware that certain members of the Board of Directors and of Call-Net’s management have interests in connection with the transactions contemplated in the Arrangement, including those referred to below, that may present them with actual or potential conflicts of interest in connection with the transactions contemplated in the Arrangement. The Board is aware of these interests and considered them along with the other matters described above in “— Recommendation of the Board of Directors”.
      William Linton and five other executives (collectively, the “Executives”) have employment agreements that provide rights to them upon a change of control of Call-Net. The employment agreements provide for, among other things, a requirement to pay those Executives an aggregate of between 1.5 and 2 times, depending on the Executive, the Executive’s annual compensation and highest bonus over the last three fiscal years and a requirement to continue to provide the Executive with various other benefits, if the Executive’s employment is terminated or the Executive resigns as a result of certain changes affecting his or her employment within the first 24 months following a change of control of Call-Net.
      In addition, pursuant to the Call-Net Stock Option Plan, all outstanding options automatically vest upon a change of control of Call-Net.
      The transactions contemplated by the Arrangement will constitute a change of control of Call-Net for purposes of the employment agreements and the Call-Net Stock Option Plan.
      Participants under the Call-Net Restricted Share Unit Plan and Call-Net Deferred Share Unit Plan currently include, among others, certain members of the Board of Directors and senior management of Call-Net. Pursuant to the Arrangement, with respect to any Call-Net PUs outstanding and unexercised immediately prior to the Effective Date (whether or not then vested), in no event shall they represent any entitlement to receive or otherwise acquire Call-Net Shares or to acquire RCI Non-Voting Shares, but otherwise the rights of a holder thereof shall be unaffected and each such holder shall be paid on the Effective Date the amount to which such holder is entitled in respect of such holder’s Call-Net PUs.

      In addition, pursuant to the Arrangement Agreement, all rights to indemnification in favour of present and former directors and officers of Call-Net as of the date of the Arrangement Agreement will continue for a period of not less than six years from the Effective Date. As well, RCI is required to use reasonable commercial efforts to secure directors’ and officers’ liability insurance coverage for current and former directors and officers of Call-Net on a six year “trailing” basis or, if such insurance coverage is not available at a reasonable cost, cause Call-Net to maintain, on commercially reasonably terms, its current policy covering claims made prior to or within six years of the Effective Date.
Intentions of Call-Net Directors and Senior Officers
      The directors and senior officers of Call-Net, who collectively owned approximately 733,501 Call-Net Shares as of May 18, 2005, which represent approximately 2% of the outstanding Call-Net Shares, have indicated that they intend to vote in favour of the Arrangement Resolution.
Procedure for the Arrangement to Become Effective
      The Arrangement is proposed to be carried out pursuant to Section 192 of the CBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Court must grant the Final Order approving the Arrangement;

(b)	all conditions precedent to the Arrangement, including, without limitation, the receipt of all regulatory approvals described in “Regulatory Matters” below and further described in the Arrangement Agreement, must be satisfied or waived by the appropriate party; and

(c)	the Articles of Arrangement in the form prescribed by the CBCA must be filed with the Director under the CBCA.
Shareholder Approval
      At the Meeting, Shareholders will be asked to vote to approve the Arrangement Resolution. The approval of the Arrangement Resolution will require the affirmative vote of at least two-thirds of the votes cast by the holders of Call-Net Shares present in person or represented by proxy at the Meeting. The Arrangement Resolution must be passed in order for Call-Net to seek the Final Order and to implement the Arrangement on the Effective Date in accordance with the Final Order.
Court Approval and Completion of the Arrangement
      The Arrangement requires approval by the Court. Prior to the mailing of this Circular, Call-Net obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order is attached hereto as Appendix D. The Notice of Application applying for the Final Order is attached hereto as Appendix C.
      Subject to the approval of the Arrangement Resolution by the Shareholders at the Meeting, the hearing in respect of the Final Order is currently scheduled to take place on July 7, 2005 at 10:00 a.m. (Toronto time) in the Court at 393 University Ave., Toronto, Ontario or as soon thereafter as is reasonably practicable. Any Shareholder, holder of Preferred Shares, holder of Call-Net Options or holder of Call-Net PUs who wishes to appear or be represented and to present evidence or arguments must serve and file a Notice of Appearance as set out in the Notice of Application for the Final Order and satisfy any other requirements of the Court. The Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.
      Assuming the Final Order is granted and the other conditions to closing contained in the Arrangement Agreement are satisfied or waived, it is anticipated that Articles of Arrangement for Call-Net will be filed with the Director under the CBCA to give effect to the Arrangement on or about July 8, 2005.

      Subject to obtaining the necessary Shareholder approval, Call-Net currently anticipates making application to the Court for the Final Order on July 7, 2005. The Arrangement will become effective upon receipt by the Director of the Articles of Arrangement and the endorsement by the Director of the Certificate of Arrangement thereon. If the Final Order is obtained on July 7, 2005 in form and substance satisfactory to Call-Net and RCI and all other conditions specified in the Arrangement Agreement are satisfied or waived, Call-Net currently expects the Effective Date will be on or about July 8, 2005 and the Arrangement will become effective on that date.
      Although Call-Net’s objective is to have the Effective Date occur as soon as possible after the Meeting, the Effective Date could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order or any delay in obtaining any required regulatory approvals. RCI and Call-Net may terminate the Arrangement Agreement whereby the Arrangement will not become effective without prior notice to or action on the part of Shareholders. See “The Arrangement Agreement — Termination”.
Letter of Transmittal
      Shareholders must forward properly completed and signed Letters of Transmittal, with accompanying Call-Net Share certificates, in order to be entitled to receive their share certificates representing RCI Non-Voting Shares from the Depositary. It is recommended that Shareholders complete, sign and return the Letters of Transmittal with accompanying Call-Net Share certificates to the Depositary as soon as possible, and preferably prior to 5:00 p.m. (Toronto time) on June 27, 2005.
THE ARRANGEMENT AGREEMENT
      The following description of certain material provisions of the Arrangement Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Arrangement Agreement, a copy of which is attached as Appendix B to this Circular.
      On May 11, 2005, RCI and Call-Net entered into the Arrangement Agreement, under which it was agreed that RCI would acquire all of the issued and outstanding Call-Net Shares in a share-for-share transaction pursuant to the Arrangement.
Conditions Precedent to the Arrangement
Mutual Conditions Precedent
      The Arrangement Agreement provides that the obligations of both parties to complete the transactions contemplated thereby are subject to the satisfaction, at or before the Effective Time, of the following conditions precedent:

(a)	the Interim Order shall have been obtained in form and substance satisfactory to each of the parties, acting reasonably;

(b)	the Arrangement Resolution shall have been approved by Shareholders at the Meeting in accordance with the requirements of the Interim Order;

(c)	the Final Order shall have been obtained in form and substance satisfactory to the parties, acting reasonably, and shall not have been set aside or unacceptably modified on appeal or otherwise;

(d)	all other consents, orders, authorizations, approvals and waivers of Governmental Entities, including appropriate regulatory approvals and judicial approvals and orders, required for the completion of the transactions contemplated under the Arrangement Agreement or under the Plan of Arrangement shall have been obtained, and all other applicable regulatory requirements and conditions shall have been complied with;

(e)	there shall not exist any prohibition under applicable law against the completion of the Arrangement;

(f)	there shall not be in force any order or decree restraining or enjoining or materially modifying or imposing material conditions on the consummation of the transactions contemplated under the Arrangement Agreement or under the Plan of Arrangement and there shall be no proceeding, whether of a judicial or administrative nature, that relates to or results from the transactions contemplated under the Arrangement Agreement that would, if successful, result in an order or ruling that would preclude completion of, or materially modify or impose material conditions on, the transactions contemplated under the Arrangement Agreement or under the Plan of Arrangement or would otherwise be inconsistent with any approvals that have been obtained; and

(g)	the Arrangement Agreement shall not have been terminated.

Conditions Precedent to the Obligations of RCI
      The Arrangement Agreement provides that the obligation of RCI to complete the transactions contemplated by the Arrangement Agreement is subject to the satisfaction, on or before the Effective Time, of the following conditions precedent, each of which may be waived by RCI:

(a)	each of the obligations of Call-Net to be performed at or before the Effective Time pursuant to the terms of the Arrangement Agreement shall have been duly performed by it in all material respects and RCI shall have received a certificate of a senior officer of Call-Net confirming the same as at the Effective Date;

(b)	all of the representations and warranties of Call-Net under the Arrangement Agreement (other than with respect to the representation relating to the content of the agreements in respect of the transactions described by Call-Net in its press release of May 2, 2005) shall be true and correct (for representations and warranties qualified as to materiality, true and correct in all respects, and for all other representations and warranties, true and correct in all material respects) as at the Effective Time and with the same effect as if made at and as of the Effective Time (except to the extent such representations and warranties speak solely to an earlier date, in which event such representations and warranties shall have been true and correct as of such earlier date, and except as such representations and warranties may be affected by the occurrence of events or transactions expressly contemplated and permitted by the Arrangement Agreement and RCI shall have received a certificate of a senior officer of Call-Net confirming the same as at the Effective Date);

(c)	all actions and proceedings taken at or prior to the Effective Time in connection with the performance by Call-Net of its obligations under the Arrangement Agreement shall be satisfactory to RCI and RCI shall have received copies of all documentation as it may reasonably request in order to establish the consummation of the transactions contemplated under the Arrangement Agreement;

(d)	all consents, authorizations, waivers, orders, licenses and approvals from or notifications to any Persons required under the terms of any of Call-Net’s contracts (excluding the Sprint Agreement) shall have been obtained or given at or before the Effective Time except for any failure to obtain or provide which would not reasonably be expected to have a Material Adverse Effect;

(e)	there shall have been no event that would reasonably be expected to have a Material Adverse Effect upon the Call-Net Entities;

(f)	the Board of Directors shall have (i) made, and shall not have modified or amended in a manner adverse to RCI, an affirmative recommendation that Shareholders approve the Arrangement Resolution, and (ii) adopted all necessary resolutions, and all other necessary actions shall have been taken by each of the Call-Net Entities to permit the consummation of the transactions contemplated under the Arrangement Agreement;

(g)	holders of no more than ten percent (10%) of the Call-Net Shares shall have given notice of their exercise of their right to dissent with respect to the Arrangement; and

(h)	there shall be an absence of any claim, demand, action, suit, litigation, charge, prosecution or other proceeding seeking to restrain or prohibit the transactions contemplated by the Arrangement Agreement or which would reasonably be expected to have a Material Adverse Effect to the Call-Net Entities and the absence of criminal or quasi-criminal charges against any Call-Net Entity or current director or officer or employee that may directly or indirectly relate to or impact upon any Call-Net

Entity making it, in the judgment of RCI, acting reasonably, inadvisable to proceed with or complete the transactions contemplated by the Arrangement Agreement.

Conditions Precedent to the Obligations of Call-Net
      The Arrangement Agreement provides that the obligation of Call-Net to complete the transactions contemplated by the Arrangement Agreement is subject to the satisfaction, at or before the Effective Time, of the following conditions precedent, each of which may be waived by Call-Net:

(a)	each of the obligations of RCI to be performed at or before the Effective Time pursuant to the terms of the Arrangement Agreement shall have been duly performed by it in all material respects and Call-Net shall have received a certificate of a senior officer of RCI confirming the same as at the Effective Date;

(b)	all of the representations and warranties of RCI under the Arrangement Agreement shall be true and correct (for representations and warranties qualified as to materiality, true and correct in all respects, and for all other representations and warranties, true and correct in all material respects) as at the Effective Time and with the same effect as if made at and as of the Effective Time (except to the extent such representations and warranties speak solely to an earlier date, in which event such representations and warranties shall have been true and correct as of such earlier date, and except as such representations and warranties may be affected by the occurrence of events or transactions expressly contemplated and permitted by the Arrangement Agreement) and Call-Net shall have received a certificate of a senior officer of RCI confirming the same as at the Effective Date;

(c)	all actions and proceedings taken at or prior to the Effective Time in connection with the performance by RCI of its obligations under the Arrangement Agreement shall be satisfactory to Call-Net and Call-Net shall have received copies of all documentation as it may reasonably request in order to establish the consummation of the transactions contemplated under the Arrangement Agreement;

(d)	there shall have been no event that would reasonably be expected to have a Material Adverse Effect upon RCI, that makes it, in the judgment of Call-Net, acting reasonably, inadvisable to proceed with or complete the Arrangement; and

(e)	there shall be an absence of any claim, demand, action, suit, litigation, charge, prosecution or other proceeding seeking to restrain or prohibit the transactions contemplated by the Arrangement Agreement or which would reasonably be expected to have a Material Adverse Effect on RCI.
Representations and Warranties
      The Arrangement Agreement contains representations and warranties on the part of Call-Net relating to the following matters, among others: organization and good standing; capacity to carry on business; solvency; capitalization; authority to enter into the Arrangement Agreement; absence of defaults under material contracts; absence of certain changes or events; accuracy of financial statements; absence of undisclosed liabilities; material contracts; books and records; intellectual property rights; tax matters; non-arms length transactions; litigation; employees; continued services; termination rights and other employee payments; labour matters; employee benefit plans; compliance with laws and absence of investigations; guarantees; restrictions on business activities; registration rights; rights of other persons; full disclosure; absence of cease trade orders; insurance matters; real property matters; expropriation; completeness of minute books; adequacy of assets; adequacy of licenses; compliance with environmental laws; title to assets; finder’s fees; absence of shareholders’ agreements; and waiver of the shareholder rights plan.
      In addition, the Arrangement Agreement contains representations and warranties of RCI relating to matters that include: organization and good standing; authority to enter into the Arrangement Agreement; absence of defaults under material contracts; absence of certain changes or events; absence of undisclosed liabilities; the accuracy of its disclosure in this Circular; Canadian status; capacity to carry on its business; solvency; capitalization; the accuracy of its financial statements; litigation matters; compliance with laws and absence of investigations; full disclosure; absence of cease trade orders; and ownership of Call-Net Shares.

      For the purposes of the representations and warranties of Call-Net, RCI is deemed to have knowledge of, and the representations and warranties are qualified by, Call-Net’s publicly filed documents, information contained in the documents provided to RCI that are listed in the data room index set forth in a disclosure letter delivered by Call-Net to RCI, and by exceptions set out in that disclosure letter. For the purposes of the representations and warranties of RCI, Call-Net is deemed to have knowledge of RCI’s publicly filed documents.
Covenants of Call-Net
      The Arrangement Agreement also contains customary negative and positive covenants on the part of both parties.
      In the Arrangement Agreement, Call-Net has agreed that it will use reasonable efforts to consult on an on-going basis with RCI in order that RCI will become more familiar with the philosophy and techniques of the Call-Net Entities as well as with their business and financial affairs, which consultations will include reasonable efforts to consult with respect to any commitments, arrangements or transactions proposed to be entered into that would be out of the ordinary course of business and that could reasonably be expected to give rise to material liability or commitment of any kind and will use reasonable efforts to allow for sufficient time for RCI to give reasonable consideration to the same.
      In particular, Call-Net has agreed that, until the Effective Date except with the consent of RCI (which consent shall not be unreasonably withheld) or unless otherwise expressly contemplated or permitted by the Arrangement Agreement, each of the Call-Net Entities shall: (i) carry on its business in, and only in, the ordinary course; (ii) not commence a substantial or unusual expansion of its business facilities; (iii) not declare any dividends or distributions; (iv) not amend the constating documents of any of the Call-Net Entities; (v) not allot, reserve, set aside or issue any shares in its capital stock or other equity interests of any of the Call-Net Entities except in specific circumstances; (vi) not amend, vary or modify the Call-Net Stock Option Plan, the Call-Net Restricted Stock Unit Plan or the Call-Net Deferred Share Unit Plan; (vii) not acquire or agree to acquire any Call-Net Shares; (viii) not guarantee the payment of the indebtedness or incur indebtedness relating to an individual amount of $500,000 or more or aggregate amount of $1,000,000 or more; (ix) comply promptly with all requirements of applicable law; (x) not reorganize, amalgamate or merge or permit any of the other Call-Net Entities to do so; (xi) not satisfy or settle any claims, except such as have been fully reserved against in Call-Net’s audited annual consolidated financial statements for the year ended December 31, 2004 or involve the possible payment or receipt of amounts that do not exceed $1,000,000 in the aggregate; (xii) not relinquish any contractual rights except in the ordinary course of business; (xiii) not enter into any swap, hedge, or similar transaction agreement; (xiv) not commence any claim out of the ordinary course of business; (xv) not enter into any material contract that would restrict or otherwise limit or affect the ability of any Call-Net Entity to engage in any activity or to own or deal with any assets or business or to compete with or solicit any Person; (xvi) not enter into any contract that involves the possible payment of amounts in excess of $3,000,000 or receipt of amounts in excess of $5,000,000 over the term of the contract except in accordance with a budget approved by the Board; (xvii) not acquire or enter into any lease of assets or property that would require payment of aggregate consideration of more than $3,000,000 or be material to the Call-Net Entities; (xviii) not enter into any non-arm’s length transactions; (xix) not grant to any of the directors or officers any increase in compensation amounts or any agreement to pay any severance or termination amounts; (xx) use commercially reasonable efforts to maintain existing insurance; (xxi) take all action necessary pursuant to the Call-Net Rights Plan to effect the appropriate waiver; and (xxii) promptly advise RCI upon acquiring knowledge of any event that would render any representation or warranty untrue, inaccurate or incomplete in any material respect, that would reasonably be expected to have a Material Adverse Effect, any breach by Call-Net of any covenant or agreement contained in the Management Agreement and any death, disability, resignation or termination of employment or other departure of any senior officer or senior employee of any of the Call-Net Entities.
      In addition, Call-Net is required to: (a) recommend that Shareholders vote in favour of the Arrangement; (b) not withdraw its recommendation; (c) instruct CIBC Mellon to furnish RCI daily status reports as to the tabulation of forms of proxy; (d) apply for and use commercially reasonable efforts to obtain all consents and approvals of third parties; (e) apply for and use commercially reasonable efforts to obtain the Interim Order and Final Order; (f) use commercially reasonable efforts to defend all lawsuits; (g) use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order; and (h) if for whatever reason, other than as a result of a material breach by RCI of its obligations under the Arrangement Agreement, the Arrangement cannot be completed on the basis contemplated by the Arrangement Agreement, negotiate in good faith with RCI to restructure the transactions contemplated by the Arrangement Agreement on a mutually acceptable basis and with completion of the Arrangement to occur on or before September 30, 2005.
      Call-Net has also agreed that during the period subsequent to the Shareholders approving the Arrangement, Call-Net shall take such actions as are necessary or desirable to reorganize the capital and assets of the Call-Net Entities and to take such commercially reasonable actions as RCI may reasonably require to facilitate planning for integration of the Call-Net Entities into RCI’s operations provided no such action will be undertaken if (i) it would reduce the consideration payable to a Shareholder under the Arrangement, (ii) RCI has not agreed to pay the costs and expenses that may be incurred or (iii) Call-Net has not been provided with appropriate undertakings to discharge any security.
Covenants of RCI
      In the Arrangement Agreement, RCI has agreed that, among other things, it will use commercially reasonable efforts to: (a) defend all lawsuits and to have lifted or rescinded any injunction or restraining order restricting the consummation of the Arrangement; (b) effect all necessary registrations, filings and submissions to Governmental Entities; (c) use its reasonable efforts to apply for the Interim Order and Final Order and to comply with law; (d) if for whatever reason, other than as a result of a material breach by Call-Net of its obligations under the Arrangement Agreement, the Arrangement cannot be completed on the basis contemplated by the Arrangement Agreement, negotiate in good faith with Call-Net to restructure the transactions contemplated by the Arrangement Agreement on a mutually acceptable basis and with completion of the Arrangement to occur on or before September 30, 2005; (e) continue to provide reasonable access to information concerning the business, assets, liabilities and affairs of RCI; (f) take all action necessary to cause Call-Net to comply with the terms and provisions of the termination entitlements of its management team; (g) not split, combine or reclassify the RCI Non-Voting Shares; (h) promptly advise Call-Net of any event occurring subsequent to the date of the Arrangement Agreement that would render any representation or warranty untrue, or any event that would reasonably be expected to have a Material Adverse Effect on RCI and take any action that would interfere with or be inconsistent with any action contemplated by the Arrangement Agreement; and (i) take all reasonable action and do all things reasonably necessary to complete the transactions.
Covenants of Call-Net Regarding Non-Solicitation/ Cease Negotiations
      Call-Net has agreed under the Arrangement Agreement that it will not, directly or indirectly, through any officer, director, employee, representative or agent of Call-Net or any other Call-Net Entity (i) solicit, initiate or knowingly encourage or facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal, (ii) participate in any discussions or negotiations regarding any Acquisition Proposal, (iii) withdraw or modify in a manner adverse to RCI the approval of the Board of Directors of the transactions contemplated by the Arrangement Agreement, or (iv) accept, approve or recommend any Acquisition Proposal or enter into any agreement related to any Acquisition Proposal.
      Call-Net has also agreed: (a) immediately to cease and cause to be terminated any existing discussions or negotiations with any parties (other than RCI) with respect to any potential Acquisition Proposal; (b) not to release or permit the release of any third party from or waive any confidentiality, non-solicitation or standstill agreement to which such third party is a party; and (c) immediately to cease to provide any other party with access to information concerning any of the Call-Net Entities and request the return or destruction of all confidential information provided to any third party that has entered into a confidentiality agreement with Call-Net relating to any potential Acquisition Proposal.
      Notwithstanding the foregoing, but subject to the notice requirements described below (see “Notice of Superior Proposal Determination”), nothing in the Arrangement Agreement prevents the Board of Directors from (x) complying with Call-Net’s disclosure obligations under applicable law with respect to an unsolicited bona fide written Acquisition Proposal; (y) considering, negotiating or discussing (and providing non-public information in response to) a Superior Proposal or (z) withdrawing or modifying its recommendation that Shareholders vote in favour of the Arrangement, if the Board of Directors has so determined that an Acquisition Proposal is a Superior Proposal. Call-Net must immediately notify RCI of any Acquisition Proposal or any request for non-public information in connection with an Acquisition Proposal or access to the properties, books or records of any of the Call-Net Entities from any person that informs Call-Net that it is considering making an Acquisition Proposal. Call-Net may provide another person with material non-public information relating to the Call-Net Entities or any of them if it receives a request for such information from a Person who has made an unsolicited bona fide Acquisition Proposal, subject to the execution by such Person of a confidentiality agreement (which shall in no respect be more favourable to such Person than the terms of the confidentiality agreement between RCI and Call-Net), provided however, that the Person making the Acquisition Proposal shall not be precluded under such confidentiality agreement from making an Acquisition Proposal that is a Superior Proposal.
Notice of Superior Proposal Determination
      Call-Net has agreed under the Arrangement Agreement that it shall not accept, approve, recommend or enter into any agreement relating to an Acquisition Proposal (other than a confidentiality agreement) on the basis that it would constitute a Superior Proposal unless:

(a)	the Board of Directors shall have determined in good faith that the Acquisition Proposal constitutes a Superior Proposal;

(b)	Call-Net has provided RCI with a copy of the Acquisition Proposal document which the Board of Directors has determined would be a Superior Proposal;

(c)	five business days (the “Response Period”) shall have elapsed from the later of the date RCI receives notice of Call-Net’s proposed determination to accept, approve, recommend or enter into any agreement relating to such Acquisition Proposal, and the date RCI receives a copy of the Acquisition Proposal; and

(d)	Call-Net is not in any material respect (x) in default under the Arrangement Agreement or (y) in breach of any of its representations or warranties contained in the Arrangement Agreement.
Right to Match
      During the Response Period, RCI may, but is not required to, offer in writing to amend the terms of the Arrangement Agreement and the Arrangement. If it does so, then the Board of Directors must review any such offer to amend the Arrangement Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether the offer to amend the Arrangement Agreement would result, upon acceptance, in the Acquisition Proposal not being a Superior Proposal. If the Board of Directors so determines, Call-Net must enter into an amendment to the Arrangement Agreement reflecting RCI’s amended proposal. If the Board of Directors continues to believe, in good faith and after consultation with financial and outside legal advisors, that the Acquisition Proposal would nonetheless remain a Superior Proposal and therefore rejects RCI’s amended proposal, Call-Net may (a) terminate the Arrangement Agreement, subject to the payment of certain termination fees (see “Termination Fee” below); and (b) approve, recommend, accept or enter into an agreement, understanding or arrangement with respect to the Superior Proposal.
Termination Fee
      If the Arrangement Agreement is terminated as a result of any of the following events, Call-Net has agreed to pay a termination fee equal to $10,000,000 (the “Termination Fee”) to RCI no later than the first business day following such event:

(a)	the Board of Directors withdraws or modifies in a manner adverse to RCI its approval or recommendation of the Arrangement and makes a public announcement to that effect,

(b)	the Board of Directors recommends any Superior Proposal and makes a public announcement to that effect; or

(c)	the Board of Directors fails to promptly reaffirm its recommendation of the Arrangement by press release, either after any Acquisition Proposal (that is not determined to be a Superior Proposal) is publicly announced or made, or after RCI increases the consideration offered under the Arrangement to match or better the consideration under a Superior Proposal during the Response Period, provided in each case that RCI is not in default in the performance of its material obligations under the Arrangement Agreement.
      In addition, if the Arrangement Agreement has been terminated without any payment of the Termination Fee and in circumstances where RCI is not in breach of any of its representations, warranties, covenants or other agreements set out in the Arrangement Agreement in any material respect and all approvals required under the Competition Act (Canada) to effect the closing of the transactions contemplated under the Arrangement Agreement have been obtained prior to the termination of the Arrangement Agreement and, within four months after termination, an Acquisition Proposal is consummated that has a value per Call-Net Share greater than the per Call-Net Share value attributed under the transactions contemplated by the Arrangement Agreement, Call-Net shall pay to RCI an amount equal to the Termination Fee.
Termination
      The Arrangement Agreement may be terminated prior to completion of the Arrangement: (a) by either RCI or Call-Net, subject to complying with the notice and cure provisions in the Arrangement Agreement, and when not in default in any material respect in the performance of its obligations under the Arrangement Agreement, if any of the conditions precedent to the Arrangement for its benefit or for the mutual benefit of the parties is not fulfilled; (b) by the mutual agreement of Call-Net and RCI (without further action on the part of the Shareholders if terminated after the holding of the Meeting); (c) by Call-Net by notice to RCI, upon any determination by the Call-Net Board of Directors that an Acquisition Proposal constitutes a Superior Proposal, subject to compliance with the notice provisions of the Arrangement Agreement and the payment by Call-Net to RCI of the Termination Fee; (d) by RCI by notice to Call-Net upon the occurrence of any of the events that would give rise to the obligation of Call-Net to pay to RCI a Termination Fee; (e) by either RCI or Call-Net by notice to the other upon the failure of the Shareholders to approve the Arrangement at the Meeting; or (f) by either Call-Net or RCI, subject to the obligation of both of them to reasonably consider, and co-operate with one another in, amending the Arrangement Agreement without prejudice to their respective shareholders, if any law is passed that makes consummation of the Arrangement illegal or otherwise prohibited.
      If the Arrangement does not become effective on or prior to September 30, 2005, the Arrangement Agreement will terminate unless Call-Net and RCI mutually agree to extend such date or unless the failure of the Arrangement to become effective is the result of the inability to obtain a required governmental or regulatory approval or waiver, in which case the date shall be automatically extended until up to October 31, 2005.
REGULATORY MATTERS
      The consummation of the Arrangement is, or may be, conditional upon certain filings with, notices to and consents, approvals and actions of, various Governmental Entities with respect to the transactions contemplated by the Arrangement Agreement being made and received prior to the Effective Time. These approvals are summarized below.
Securities Law Matters-Canada
      The RCI Non-Voting Shares to be issued in exchange for Call-Net Shares pursuant to the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws and will generally be “freely tradeable” (other than as a result of any “control block” restrictions which may arise by virtue of the ownership thereof) under applicable securities laws of the provinces and territories of Canada, subject to the usual conditions that no unusual effort is made to prepare the market for any such resale or to create a demand for the securities which are subject to any such resale and no extraordinary commission or consideration is paid in respect thereof and subject, in the case of the Province of Quebec, to the receipt of regulatory approval.
Securities Law Matters-United States
Exemption from U.S. Registration
      The RCI Non-Voting Shares issuable in connection with the Arrangement will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act and exemptions provided under the securities laws of each state of the United States in which Shareholders reside. Section 3(a)(10) of the 1933 Act exempts from registration a security that is issued in exchange for outstanding securities where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval. The Final Order of the Court will, if granted, constitute a basis for the exemption from the registration requirements of the 1933 Act with respect to the RCI Non-Voting Shares issued in connection with the Arrangement.
Resale of RCI Non-Voting Shares in the United States
      In certain circumstances, the 1933 Act will impose restrictions on the resale of RCI Non-Voting Shares received pursuant to the Arrangement in the United States. The restrictions on resale imposed by the 1933 Act will depend on whether the recipients of RCI Non-Voting Shares are “affiliates” of RCI or were “affiliates” of Call-Net prior to the Arrangement. For the purpose of the 1933 Act, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, RCI or Call-Net, as the case may be. “Control” means the possession, direct or indirect, of the power to direct or cause direction of the management and policies of an issuer, whether through the ownership of voting securities, by contract or otherwise.
      Shareholders who were not affiliates of Call-Net prior to the Arrangement and are not affiliates of RCI after consummation of the Arrangement may freely resell RCI Non-Voting Shares received pursuant to the Arrangement in the United States. Any Shareholder who was an affiliate of Call-Net prior to the Arrangement or is or becomes an affiliate of RCI may not resell RCI Non-Voting Shares received pursuant to the Arrangement except in transactions permitted by the resale provisions of Rule 145(d) promulgated under the 1933 Act or as otherwise permitted under the 1933 Act. Sales under Rule 145(d) require compliance, during prescribed periods following the acquisition of securities pursuant to the Arrangement, with certain volume limitations and current public information and manner of sale requirements.
      The foregoing discussion is only a general overview of the requirements of the U.S. securities laws that may be applicable to the resale of RCI Non-Voting Shares received pursuant to the Arrangement. Recipients of RCI Non-Voting Shares are urged to obtain legal advice to ensure that their resale of such securities complies with applicable U.S. securities laws. Further information applicable to U.S. Shareholders is disclosed in this Circular under the heading “Notice to U.S. Shareholders”.
Competition Act (Canada)
      The Arrangement constitutes a “merger” for purposes of the Competition Act (Canada) (the “Competition Act”). Pursuant to section 92 of the Competition Act, the Competition Tribunal (the “Tribunal”), upon the application of the Commissioner of Competition or a person duly authorized to exercise the powers and perform the duties of the Commissioner of Competition (the “Commissioner”), may issue an order, among other things, to dissolve a merger or prohibit a proposed merger from proceeding, if the Tribunal finds that such merger or proposed merger prevents or lessens, or is likely to prevent or lessen, competition substantially. In addition, under the Competition Act, the Tribunal, upon the application of the Commissioner, may in certain circumstances make a temporary order (with, or in some cases without, prior notice), among other things, to prevent a proposed merger from proceeding for a stated period of time (subject in some cases to prescribed time limits). No application may be made by the Commissioner under section 92 in respect of a merger more than three years after the merger has been substantially completed, nor may the Commissioner apply to the Tribunal for an order in respect of a merger in respect of which an advance ruling certificate (“ARC”) has been issued by the Commissioner pursuant to section 102 of the Competition Act, solely on the basis of information that is the same or substantially the same as that upon which the ARC was issued, provided that the merger is substantially completed within one year after the ARC is issued.
      In addition, Part IX of the Competition Act establishes a regime pursuant to which certain mergers may not be completed until notice as prescribed by the Competition Act has been given to the Commissioner and certain waiting period requirements have been satisfied. A merger transaction that is subject to the notification regime (a “Notifiable Transaction”) and that is notified pursuant to the short-form pre-merger notification procedure contained in Part IX of the Competition Act may not be completed until 14 days after the short-form pre-merger notification has been filed with the Commissioner unless prior to the expiration of that time the Commissioner (i) gives notice that she does not intend to make an application to the Tribunal under section 92 of the Competition Act in respect of the proposed merger; (ii) waives the obligation on the part of the parties to the merger to notify the Commissioner; or (iii) issues an ARC in respect of the proposed merger, provided that, before such time, the Commissioner does not give notice to the parties to a merger that a long-form pre-merger notification filing is required to be made. A merger transaction that is subject to the notification regime and that is notified pursuant to the long-form pre-merger notification procedure contained in Part IX of the Competition Act (either at the election of the notifying parties or on notice from the Commissioner) may not be completed until 42 days after the long-form pre-merger notification has been filed with the Commissioner unless prior to the expiration of that time the Commissioner (i) gives notice that she does not intend to make an application to the Tribunal under section 92 of the Competition Act in respect of the proposed merger; (ii) waives the obligation on the part of the parties to the merger to notify the Commissioner; or (iii) issues an ARC in respect of the proposed merger.
      There is no obligation to comply with Part IX of the Competition Act in respect of a merger for which an ARC has been issued within one year prior to the substantial completion of the merger or in respect of which the Commissioner has waived the obligation to notify the Commissioner and supply information because substantially similar information was previously supplied in relation to a request for an ARC.
      Note that the Commissioner’s review of a Notifiable Transaction may take more or less time than the statutory waiting period. Upon completion of the Commissioner’s review of a Notifiable Transaction, the Commissioner may decide, among other things, to:

(a)	challenge the Notifiable Transaction, as described above;

(b)	issue a letter (a “No Action Letter”) stating that the Commissioner is of the view that grounds do not exist to initiate proceedings in respect of the transaction before the Tribunal under the merger provisions of the Competition Act at the then current time but that the Commissioner retains the authority to do so for three years after substantial completion of the Notifiable Transaction; or

(c)	issue an ARC in respect of the Notifiable Transaction.
      Unless an ARC is issued in respect of the Arrangement, or unless the Commissioner waives the obligation to notify the Commissioner and provide information in respect of the Arrangement, the Arrangement will be subject to mandatory pre-merger notification under Part IX of the Competition Act. On May 19, 2005, the parties to the Arrangement made an application to the Commissioner for an ARC or, in the alternative, a No-Action Letter, in respect of the Arrangement and the parties to the Arrangement anticipate filing their respective short-form notifications in respect of the Arrangement with the Commissioner on or before May 31, 2005.
      Based on the information available to it, Call-Net is of the view that the Arrangement can be effected in compliance with Canadian competition laws. However, there is no assurance that a challenge to the Arrangement under the Competition Act will not be made or, if a challenge is made, what the result would be.

Federal Communications Commission
      As a condition to the consummation of the Arrangement, Call-Net will seek to obtain any prior approvals to the extent the parties determine that such approval is required by the United States Federal Communications Commission (the “FCC”). If it is determined that the parties are required to obtain such approval, an application will be submitted promptly.
Stock Exchange Approval
      RCI will apply to list the RCI Non-Voting Shares issuable by RCI under the Arrangement on the TSX and on the NYSE.
PROCEDURES FOR EXCHANGE OF SHARE CERTIFICATES BY SHAREHOLDERS
      Enclosed with this Circular is a Letter of Transmittal (printed on yellow paper) that is being delivered to registered Shareholders. The Letter of Transmittal, when properly completed and duly executed and returned together with a certificate or certificates for Call-Net Shares and all other required documents, will enable each Shareholder to obtain a certificate representing whole RCI Non-Voting Shares on the basis of one RCI Non-Voting Share for every 4.25 Call-Net Shares previously held and represented by the deposited share certificate or certificates. No fractional RCI Non-Voting Shares will be issued.
      In lieu of fractional RCI Non-Voting Shares, each Shareholder otherwise entitled to a fractional interest in an RCI Non-Voting Share will receive a cheque following the Effective Date in an amount equal to such fractional interest multiplied by $37.00. RCI shall provide the Depositary with sufficient funds to enable the Depositary to make such payments.
      Any use of the mail to transmit a certificate for Call-Net Shares and a related Letter of Transmittal is at the risk of the Shareholder. If these documents are mailed, it is recommended that registered mail, with return receipt requested, properly insured, be used.
      Whether or not Shareholders forward the certificates representing their Call-Net Shares, upon completion of the Plan of Arrangement on the Effective Date, Shareholders will cease to be Shareholders as of the Effective Date and will only be entitled to receive the share certificates representing that number of RCI Non-Voting Shares to which they are entitled under the Plan of Arrangement or, in the case of Shareholders who properly exercise dissent rights, the right to receive fair value for their Call-Net Shares in accordance with the dissent procedures. See “Rights of Dissenting Shareholders”.
      Certificates representing the appropriate number of RCI Non-Voting Shares issuable to a former holder of Call-Net Shares who has complied with the procedures set out above, together with a cheque in the amount, if any, payable in lieu of fractional RCI Non-Voting Shares will as soon as practicable after the Effective Date and, in any event, within five business days after the later of the Effective Date and delivery to CIBC Mellon of the duly completed and executed Letter of Transmittal, certificate(s) representing the Call-Net Shares and all other required documents, (i) be forwarded to the holder at the address specified in the Letter of Transmittal by first class mail, postage prepaid, or (ii) be made available at the principal offices of the Depositary in Toronto for pick up by the holder as requested by the holder in the Letter of Transmittal.
      Where a certificate for Call-Net Shares has been destroyed, lost or mislaid, the registered holder of that certificate should immediately contact CIBC Mellon, toll free at 1-800-387-0825, or in the Toronto area at (416) 643-5500, regarding the issuance of a replacement certificate upon the holder satisfying such requirements as may be imposed by Call-Net in connection with issuance of the replacement certificate.
      It is recommended that Shareholders complete, sign and return the Letters of Transmittal with accompanying Call-Net Share certificates to the Depositary as soon as possible and preferably prior to 5:00 p.m. (Toronto time) on June 27, 2005.

      Shareholders who hold Call-Net Shares registered in the name of a broker, investment dealer, bank, trust company or other intermediary should contact the intermediary for instructions and assistance in providing details for registration or delivery of their RCI Non-Voting Shares.
ELIGIBILITY FOR INVESTMENT IN CANADA
      Provided the RCI Non-Voting Shares are listed on a prescribed stock exchange in Canada (which currently includes the TSX), the RCI Non-Voting Shares will be qualified investments under the ITA and the regulations thereunder for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), deferred profit sharing plans (“DPSPs”) and registered education savings plans (“RESPs”).
      Based upon an officer’s certificate provided by RCI, the RCI Non-Voting Shares will not, as of the date of this Circular, constitute “foreign property” to RRSPs, RRIFs and DPSPs and certain other persons to whom Part XI of the ITA is applicable. As part of the February 23, 2005 Federal Budget, the Minister of Finance (Canada) announced that the restrictions contained in the ITA in respect of the ownership of foreign property will be eliminated effective January 1, 2005 and this proposal was included in a Bill tabled by the Minister of Finance in the House of Commons on March 24, 2005. There can be no assurance that this proposal will be enacted.
MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
      In the opinion of Goodmans LLP, counsel to Call-Net, the following are summaries of certain Canadian federal income tax considerations under the ITA generally applicable to a Shareholder in respect of the Arrangement who, for purposes of the ITA and at all relevant times holds Call-Net Shares and will hold any RCI Non-Voting Shares as capital property and who deals at arm’s length with, is not affiliated with, Call-Net or RCI and will not, either alone or together with other persons with whom it does not deal at arms’ length, either control RCI immediately following the Effective Date or beneficially own shares of RCI which have a fair market value in excess of 50% of the fair market value of all RCI shares immediately following the Effective Date. Generally, holders of Call-Net Shares and RCI Non-Voting Shares will be considered to hold such shares as capital property unless they are held as part of a business of buying and selling securities or have been acquired in a transaction or transactions considered to be an adventure in the nature of trade.
      These summaries are based upon the current provisions of the ITA and the regulations thereunder, all specific proposals to amend the ITA and regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), a certificate of an officer of RCI as to certain factual matters, and counsel’s understanding of the current administrative practices of the CRA. No assurances can be given that the Tax Proposals will be enacted as proposed, if at all.
      The ITA contains provisions relating to securities held by certain financial institutions (the “mark-to-market rules”). These summaries do not take into account these mark-to-market rules. Shareholders that are “financial institutions” for purposes of these rules should consult their own tax advisors.
      These summaries are not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, do not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or any changes in the administrative practices of the CRA. These summaries do not take into account income tax legislation of any province, territory or foreign jurisdiction. Provisions of provincial income tax legislation vary from province to province in Canada and may differ from federal income tax legislation.
      These summaries are of a general nature only and are not intended to be, nor should they be construed to be, legal or tax advice to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of disposing of their Call-Net Shares and holding and disposing of RCI Non-Voting Shares having regard to their own particular circumstances. Shareholders to whom this summary does not apply may, among other things, realize a taxable gain or income as a result of the Arrangement.

Residents of Canada
      The following summary is applicable to a Shareholder who, at all relevant times, is, or is deemed to be, resident in Canada for purposes of the ITA and any applicable income tax treaty or convention and who is not exempt from tax under Part I of the ITA.
      A Shareholder whose Call-Net Shares might not otherwise qualify as capital property may make an irrevocable election in accordance with subsection 39(4) of the ITA to have them and all other “Canadian securities” (as defined in the ITA) owned by such Shareholder in the taxation year of the election and in all subsequent taxation years deemed to be capital property.
      A Shareholder who receives an RCI Non-Voting Share in exchange for Call-Net Shares will be deemed to have disposed of such Call-Net Shares for proceeds of disposition equal to the Shareholder’s aggregate adjusted cost base in respect of such shares, immediately before the exchange, and to have acquired the RCI Non-Voting Share received in exchange therefor at a cost equal to such proceeds of disposition, unless the Shareholder chooses to report any portion of the capital gain or loss otherwise determined from such disposition in his return of income for the year of disposition. Under the current administrative practice of the CRA, a Shareholder who receives cash of $200 or less in lieu of a fractional RCI Non-Voting Share may either include the gain or loss on the partial disposition of the fractional RCI Non-Voting Share in computing income or reduce the adjusted cost base to the Shareholder of his RCI Non-Voting Shares by the amount of the cash.
      A Shareholder who chooses to include in computing the Shareholder’s income any portion of the capital gain or capital loss, otherwise determined, from such disposition will be considered to have disposed of his or her Call-Net Shares for proceeds of disposition equal to the fair market value as at the time of acquisition of the RCI Non-Voting Shares acquired by such Shareholder on the exchange (plus any cash received by such Shareholder in lieu of a fractional RCI Non-Voting Share). As a result, the Shareholder will in general realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Shareholder of the Call-Net Shares. The cost to a Shareholder of any RCI Non-Voting Share acquired on the exchange will be equal to the fair market value of such share at the time of acquisition.
      The cost of the RCI Non-Voting Shares acquired by a Shareholder will be averaged with the adjusted cost base of all other RCI Non-Voting Shares owned by the Shareholder immediately prior to such acquisition for the purpose of determining thereafter the adjusted cost base of each RCI Non-Voting Share held by such Shareholder.
Disposition of RCI Non-Voting Shares
      A holder of RCI Non-Voting Shares acquired pursuant to the Arrangement will realize a capital gain (or a capital loss) on a subsequent disposition or deemed disposition of such shares equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the holder’s aggregate adjusted cost base of such RCI Non-Voting Shares. See “Taxation of Capital Gains and Capital Losses” below.
Dividends on RCI Non-Voting Shares
      Dividends received and deemed received on RCI Non-Voting Shares acquired pursuant to the Arrangement will be included in the recipient’s income for the purposes of the ITA. Such dividends received by an individual (including a trust) will be subject to the gross up and dividend tax credit rules normally applicable to dividends received from taxable Canadian corporations. A holder that is a corporation will include such dividends in computing its income and generally will be entitled to deduct the amount of such dividends in computing its taxable income. A holder that is a “private corporation” or “subject corporation” (as such terms are defined in the ITA) may be liable under Part IV of the ITA to pay a refundable tax of 33 1/3% of dividends received or deemed to be received on the RCI Non-Voting Shares to the extent such dividends are deductible in computing the holder’s taxable income.

Taxation of Capital Gains and Capital Losses
      A holder will be required to include in income one-half of the amount of any capital gain (a “taxable capital gain”) and will generally deduct one-half of the amount of any capital loss (an “allowable capital loss”) against taxable capital gains realized by such holder in the year realized. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such year to the extent and under the circumstances described in the ITA. In general, a capital loss otherwise arising on the disposition of a Call-Net Share (or an RCI Non-Voting Share) by a corporation may be reduced by dividends previously received or deemed to have been received thereon. Similar rules may also apply in circumstances where a corporation is a member of a partnership or a beneficiary of a trust that owns Call-Net Shares (or RCI Non-Voting Shares). Holders to whom these rules may be relevant should consult their own tax advisors.
      A “Canadian-controlled private corporation” as defined in the ITA may be liable to pay, in addition to tax otherwise payable under the ITA, a refundable tax of 6 2/3% of its “aggregate investment income”. For this purpose, investment income will include taxable capital gains. Capital gains realized by individuals and certain trusts may give rise to alternative minimum tax.
Dissenting Shareholders
      A Shareholder who exercises dissent rights under the Arrangement and who receives from Call-Net payment of the fair market value of the Call-Net Shares held by such Dissenting Shareholder will be deemed to have received a dividend equal to the amount by which the amount of the payment (excluding the amount of any interest awarded by the court) exceeds the paid-up capital (for purposes of the ITA) of such Shareholder’s Call-Net Shares. Counsel is advised that the amount of the paid-up capital of a Call-Net Share is significantly less than its current fair market value.
      The Canadian federal tax consequences to a Shareholder of such a deemed dividend are generally the same as those described under “Dividends on RCI Non-Voting Shares” However, in the case of a Shareholder that is a corporation, in some circumstances all or part of any dividend deemed to be received by the corporation on the Call-Net Shares may be treated as proceeds of disposition of the Call-Net Shares for the purposes of computing the Shareholder’s capital gain on the disposition of such shares, and not as a dividend. Accordingly, Shareholders that are corporations should consult their tax advisors for specific advice with respect to the income tax consequences of exercising dissent rights in respect of the Arrangement.
      The difference between the amount received (excluding the amount of any interest ordered by a court) and the amount of any deemed dividend will be treated as proceeds of disposition of Call-Net Shares for the purposes of computing any capital gain or capital loss arising on the disposition of such shares. A capital loss arising in such circumstances may be reduced by dividends previously received or deemed to have been received on Call-Net Shares as described above under “Taxation of Capital Gains and Capital Losses”.
      Any interest awarded to a Dissenting Shareholder by a court will be included in the Shareholder’s income for Canadian tax purposes.
Non-Residents of Canada
      The following summary is generally applicable to a Shareholder who, at all relevant times, is neither a resident, nor deemed to be a resident, of Canada for purposes of the ITA and any applicable tax treaty or convention, who does not use or hold, and is not deemed to use or hold, the Call-Net Shares or RCI Non-Voting Shares in carrying on a business in Canada and who is not a non-resident insurer (a “Non-Resident Holder”).
      A Non-Resident Holder of Call-Net Shares for whom the Call-Net Shares are not taxable Canadian property will not be subject to tax under the ITA on the disposition of such shares under the Arrangement. Similarly, provided the RCI Non-Voting Shares acquired pursuant to the Arrangement are not taxable Canadian property to a Non-Resident Holder, the holder will not be subject to tax under the ITA on any capital gain realized on the disposition or deemed disposition of such RCI Non-Voting Shares.

      Generally, any Call-Net Shares or RCI Non-Voting Shares, as the case may be, will not be taxable Canadian property to a Non-Resident Holder at a particular time provided that such shares are listed on a prescribed stock exchange (which currently includes the TSX) at that time and at no time during the five-year period immediately preceding the disposition of Call-Net Shares or RCI Non-Voting Shares, as the case may be, did the holder, persons with whom the holder does not deal at arm’s length, or such holder together with such persons, own or have an interest in or an option in respect of, 25% or more of the issued shares of any class or series of Call-Net or RCI, as the case may be. Notwithstanding the foregoing, a Call-Net Share or RCI Non-Voting Share, as the case may be, may also be deemed to be taxable Canadian property to a Non-Resident Holder in certain circumstances specified in the ITA. Provided that the Call-Net Shares are listed on a prescribed stock exchange at the time of disposition of such shares, the withholding and notification provisions of section 116 of the ITA will not apply to a Non-Resident Holder.
      A Non-Resident Holder who receives an RCI Non-Voting Share for his Call-Net Shares will be deemed to have disposed of such Non-Resident Holder’s Call-Net Shares for proceeds of disposition equal to the Non-Resident Holder’s aggregate adjusted cost base in respect of such shares immediately before the exchange, and to have acquired the RCI Non-Voting Share received in exchange therefor at a cost equal to such proceeds of disposition unless the Non-Resident Holder chooses to report any portion of the gain or loss otherwise determined from such disposition in his return of income for the year of disposition. Under the current administrative practice of the CRA, a Non-Resident Holder who receives cash of $200 or less in lieu of a fractional RCI Non-Voting Share may either include the gain or loss on the partial disposition of the fractional RCI Non-Voting Share in computing income or reduce the adjusted cost base to the Non-Resident Holder of his RCI Non-Voting Shares by the amount of the cash. If Call-Net Shares constitute taxable Canadian property to a Non-Resident Holder, then the RCI Non-Voting Shares received by the Non-Resident Holder in exchange for such Call-Net Shares will be deemed to be taxable Canadian property to the Non-Resident Holder.
      A Non-Resident Holder who chooses to include in computing the Non-Resident Holder’s income any portion of the capital gain or capital loss, otherwise determined, from such disposition will be considered to have disposed of his or her Call-Net Shares for proceeds of disposition equal to the fair market value as at the time of acquisition of the RCI Non-Voting Shares acquired by such Shareholder on the exchange (plus any cash received by such Shareholder in lieu of a fractional RCI Non-Voting Share). As a result, the Non-Resident Holder will in general realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Non-Resident Holder of the Call-Net Shares. The cost to a Non-Resident Holder of any RCI Non-Voting Share acquired on the exchange will be equal to the fair market value of such share at the time of acquisition.
      The cost of the RCI Non-Voting Shares acquired by a Non-Resident Holder will be averaged with the adjusted cost base of all other RCI Non-Voting Shares owned by the Non-Resident Holder immediately prior to such acquisition for the purpose of determining thereafter the adjusted cost base of each RCI Non-Voting Share held by such Non-Resident Holder.
      If RCI Non-Voting Shares constitute or are deemed to constitute taxable Canadian property to a particular Non-Resident Holder, on the disposition or deemed disposition thereof by a Non-Resident Holder, such holder will realize a capital gain (or capital loss) generally computed in the manner described above under “Residents of Canada”. Any such capital gain may be exempt from tax under the ITA under the terms of an income tax treaty or convention between Canada and the country in which the Non-Resident Holder resides.
      If the RCI Non-Voting Shares constitute or are deemed to constitute taxable Canadian property to a Non-Resident Holder and the disposition of such shares by the Non-Resident Holder gives rise to a capital gain which is not exempt from Canadian tax under the terms of an applicable income tax treaty or convention, the tax consequences as described above under “Residents of Canada — Taxation of Capital Gains and Capital Losses” will generally apply. Non-Resident Holders of RCI Non-Voting Shares should consult their own tax advisors for advice having regard to their particular circumstances.
      If the Call-Net Shares or RCI Non-Voting Shares are “treaty-protected property” as defined in the ITA, a taxable capital gain or allowable capital loss resulting from a disposition of such shares will not be included or deducted in computing the non-resident Shareholder’s income for purposes of the ITA. Shares owned by a non-

resident Shareholder generally will be treaty-protected property if the gain from a disposition of such property would, because of an applicable income tax treaty, be exempt from tax under the ITA.
Dividends on RCI Non-Voting Shares
      Dividends on the RCI Non-Voting Shares paid or credited or deemed to be paid or credited to a Non-Resident Holder will be subject to withholding tax under the ITA at a rate of 25%, subject to reduction under the provisions of an applicable income tax treaty or convention.
Dissenting Shareholders
      A Non-Resident Holder who exercises dissent rights under the Arrangement and who receives from Call-Net payment of the fair market value of the Call-Net Shares held by such dissenting Non-Resident Holder will be deemed to receive a dividend in the amount by which the amount of the payment (excluding the amount of any interest awarded by a court) exceeds the paid-up capital (for purposes of the ITA) of such Non-Resident Holder’s Call-Net Shares. Counsel is advised that the amount of the paid-up capital of a Call-Net Share is significantly less than its current fair market value. The amount of such dividend deemed to be received, and the amount of any interest awarded to the Non-Resident Holder by a court, will be subject to Canadian withholding tax at a rate of 25% unless the rate is reduced under the provisions of an applicable income tax treaty or convention. Non-Resident Holders should consult their own tax advisors with respect to the availability of any relief under the terms of any applicable income tax treaty or convention in their particular circumstances.
Optionholders
Call-Net Optionholders Resident in Canada
      The following portion of this summary is applicable to holders of Call-Net Options who are resident or deemed to be resident in Canada, who are current or former employees of Call-Net (or any subsidiary thereof), who deal at arm’s length with such corporation and who received their Call-Net Options in respect of, in the course of, or by virtue of, employment and at a time when Call-Net was not a “Canadian-controlled private corporation” within the meaning of the ITA.
Exercise of Call-Net Options
      Call-Net Optionholders who exercise their Call-Net Options will be subject to income tax consequences arising on such exercise which are not addressed in this summary and which may be relevant to a Call-Net Optionholder’s decision as to whether to exercise his or her Call-Net Options. Call-Net Optionholders who are considering the exercise of their Call-Net Options should consult their own tax advisors to determine the tax consequences to them of the exercise.
Receipt of RCI Options by Call-Net Optionholders
      The terms of the Arrangement provide that Call-Net Options which are not conditionally exercised will be exchanged for options to acquire RCI Non-Voting Shares. Provided that the difference between the value of the RCI Non-Voting Shares available to the holder under the RCI Option immediately after the conversion and the amount payable by the holder under the RCI Option does not exceed the difference between the value of the Call-Net Share available to the holder under the Call-Net Option immediately before the conversion and the amount payable by the holder under the Call-Net Option to acquire such Call-Net Share, a holder of a Call-Net Option whose option is exchanged solely for an RCI Option should not realize any immediate taxable income as a result of the conversion. Call-Net Optionholders should consult their own tax advisors respecting the ability to increase the exercise price of the RCI Option in certain circumstances. For the purposes of the ITA, the holder will be deemed not to have disposed of the Call-Net Option, and the RCI Option will be deemed to be the same as, and a continuation of, the prior Call-Net Option. In the event that there is such an excess difference in value, the holder will be treated as having disposed of the Call-Net Option, and may be required to include in income under the ITA in the taxation year of the disposition, the value of the RCI Option. Call-Net Optionholders should consult their own tax advisors in this regard.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
      The following is a summary of the material United States Federal income tax consequences of the Arrangement and the ownership and disposition of RCI Non-Voting Shares to Shareholders. This discussion is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative rulings and judicial decisions, all as currently in effect and which are subject to change, possibly with retroactive effect.
      This discussion assumes that Shareholders hold their Call-Net Shares, and will hold any RCI Non-Voting Shares received in the Arrangement, as capital assets within the meaning of Section 1221 of the Code. This discussion also assumes that neither RCI nor Call-Net is, and neither has ever been, a passive foreign investment company for United States Federal income tax purposes (“PFIC”). A foreign corporation is a PFIC for a particular taxable year if (i) 75% or more of its gross income for the taxable year is passive income or (ii) at least 50% of the average value of its assets held during the taxable year produce or are held for the production of passive income. Considering the nature of their respective business activities and earnings, neither RCI nor Call-Net believes that it is, or has ever been, a PFIC.
      This discussion does not address all aspects of United States Federal income taxation that may be relevant to particular Shareholders in light of their personal investment circumstances or to Shareholders subject to special treatment under the United States Federal income tax laws such as:

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities or foreign currencies;

•	banks;

•	persons that hold Call-Net Shares or will hold RCI Non-Voting Shares as part of a straddle, hedge, constructive sale or conversion transaction;

•	United States Holders (as defined below) that have a functional currency other than the United States dollar;

•	partnerships, S corporations, mutual funds, regulated investment companies, real estate investment trusts and investors in such entities;

•	shareholders who acquired their Call-Net Shares through the exercise of options or otherwise as compensation or through a tax-qualified retirement plan;

•	holders of options granted under any Call-Net benefits plan; or

•	Non-United States Holders (as defined below) who are subject to United States Federal income tax as the result of: (1) the conduct of a trade or business in the United States, (2) the maintenance of a permanent establishment in the United States, or (3) the presence of such Non-United States Holder in the United States for 183 days or more in a taxable year.
      Holders of Call-Net Shares are urged to consult their own tax advisors regarding the specific tax consequences to them of the Arrangement, including the applicability and effect of Federal, state, local and foreign income and other tax law.
      For purposes of this discussion, a “United States Holder” means a beneficial owner of Call-Net Shares that is:

•	a citizen or resident alien individual of the United States;

•	a corporation or other entity taxable as a corporation created or organized under the laws of the United states or any of its political subdivisions;

•	a trust if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust; or

•	an estate that is subject to United States Federal income tax on its income regardless of its source.
      A “Non-United States Holder” is a beneficial owner of Call-Net Shares that is not a United States Holder. If a partnership holds Call-Net Shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding Call-Net Shares, you should consult your own tax advisor.
United States Holders of Call-Net Shares
Exchange of Call-Net Shares for RCI Non-Voting Shares
      A United States Holder will generally recognize gain or loss for United States Federal income tax purposes as a result of the Arrangement in an amount equal to the difference between (i) such holder’s adjusted tax basis in its Call-Net Shares transferred in the Arrangement and (ii) the fair market value of the RCI Non-Voting Shares received in the Arrangement. Any such gain or loss will generally be capital gain or loss and will be long-term gain or loss if, on the date of the Arrangement, the Call-Net Shares have been held for more than one year. In the case of a United States Holder that is an individual, long-term capital gain will be eligible for a reduced rate of taxation. The deductibility of capital losses is subject to limitations. The United States Holder’s tax basis in the RCI Non-Voting Shares received in the Arrangement will be equal to the fair market value of those shares on the day received, and the holding period of those shares will begin on the day after they are received.
      For foreign tax credit limitation purposes, gain or loss recognized on the exchange of Call-Net Shares for RCI Non-Voting Shares pursuant to the Arrangement will generally be United States source income or loss.
Dissenting Shareholders
      A United States Holder who exercises dissent rights under the Arrangement and receives payment of the fair value of its Call-Net Shares will generally recognize gain or loss in an amount equal to the difference between the holder’s adjusted tax basis in its Call-Net Shares and the cash received in exchange therefor. Any such gain or loss will generally be capital gain or loss and will be long-term gain or loss if the Call-Net Shares have been held for more than one year on the date of the disposition. In the case of a United States Holder that is an individual, long-term capital gain will be eligible for a reduced rate of taxation. The deductibility of capital losses is subject to limitations. For foreign tax credit limitation purposes, gain or loss recognized on the exchange of Call-Net Shares for cash will generally be United States source income or loss. Any gain or loss from currency exchange fluctuations between the date of the disposition of the Call-Net Shares and the conversion of the sales proceeds into United States dollars will be United States source ordinary income or loss.
Ownership of RCI Non-Voting Shares
Distributions
      Distributions paid out of RCI’s current or accumulated earnings and profits, as determined for United States Federal income tax purposes, will be taxable as dividend income. Distributions in excess of current and accumulated earnings and profits will be a tax-free recovery of basis to the extent of the holder’s adjusted tax basis in the shares, and any remaining amount of distributions will generally be subject to tax as capital gain. Dividends on RCI Non-Voting Shares will generally be foreign source income for foreign tax credit limitation purposes and not be eligible for a dividends received deduction.
      Dividends paid in Canadian dollars will be includible in income in an amount equal to the United States dollar value of the dividends calculated by reference to the exchange rate in effect on the day the dividends are received, regardless of whether the dividends are converted into United States dollars. United States Holders generally should not recognize any foreign currency gain or loss if the Canadian dollars are converted into United States dollars on the day they are received. If, however, Canadian dollars are not converted into United States dollars on the day they are received, any gain or loss resulting from currency exchange fluctuations from the date the dividends are includible in income to the date the payment is converted into United States dollars will be ordinary income or loss. Such currency gain or loss will generally be income or loss from United States sources for foreign tax credit limitation purposes.
      Certain dividends received by United States individuals before January 1, 2009 from a qualified foreign corporation are subject to a maximum Federal income tax rate of 15%. A foreign corporation will generally be considered a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States that contains an exchange of information program. The United States Treasury Department has identified the U.S. — Canada income tax treaty as a qualifying treaty. As a result, management believes that RCI is, and will continue to be, a qualified foreign corporation. To qualify for the reduced rate of taxation on dividends, a holder must satisfy certain holding period and other requirements with respect to its RCI Non-Voting Shares. United States Holders should consult their tax advisors concerning their eligibility for the reduced rate of Federal income tax on dividends on RCI Non-Voting Shares.
      Dividends paid on the RCI Non-Voting Shares will generally be subject to Canadian withholding taxes. A United States Holder may be eligible to claim a credit or deduction for any Canadian withholding tax paid with respect to dividends from RCI. The calculation of foreign tax credits and deductions involves the application of complex rules and limitations that depend upon a holder’s particular circumstances. United States Holders should consult their own tax advisors regarding the availability of foreign tax credits and deductions for Canadian tax withheld.
Sale or Other Disposition of RCI Non-Voting Shares
      Upon the sale or exchange (other than a conversion) of RCI Non-Voting Shares, a United States Holder will recognize gain or loss in an amount equal to the difference between (i) the holder’s adjusted tax basis of the RCI Non-Voting Shares and (ii) the sum of the cash and the fair market value of the property received. Such gain or loss generally will be treated as capital gain or loss, and as long-term capital gain or loss if the RCI Non-Voting Shares had been held more than one year at the time of disposition. For foreign tax credit limitation purposes, gain or loss recognized on a sale or exchange of RCI Non-Voting Shares will generally be United States source income or loss. Any gain or loss from currency exchange fluctuations between the date of the disposition of the RCI Non-Voting Shares and the conversion of the sales proceeds into United States dollars will be United States source ordinary income or loss.
Information Reporting and Backup Withholding
      Payments of dividends on RCI Non-Voting Shares and the proceeds of the disposition of RCI Non-Voting Shares that are made within the United States or through certain U.S.-related financial intermediaries may be required to be reported to the Internal Revenue Service and may be subject to backup withholding unless (i) the holder is a corporation or other exempt recipient, or (ii) the holder provides a taxpayer identification number or complies with applicable certification requirements. Non-United States Holders are generally exempt from the information reporting and backup withholding rules but may be required to comply with certification requirements to prove their exemption. The backup withholding rate is currently 28%. Amounts withheld under the backup withholding rules will be allowed as a refund or credit against a holder’s United States Federal income tax liability if the required information is furnished to the Internal Revenue Service.

RISK FACTORS
      The following risk factors should be considered by Shareholders in evaluating whether to approve the Arrangement Resolution. These risk factors should be considered in conjunction with the other information contained in or incorporated by reference into this Circular. These risk factors relate to the Arrangement. For information on risks and uncertainties relating to the business of RCI, reference should be made to management’s discussion and analysis of the audited consolidated financial statements of RCI as at and for the years ended December 31, 2004 and December 31, 2003, and management’s discussion and analysis of the unaudited interim consolidated financial statements of RCI as at March 31, 2005 and for the three months ended March 31, 2005 and March 31, 2004, together with the other documents filed by RCI with the securities commission or similar authority in each of the provinces of Canada and specifically incorporated by reference herein.
      Because the market price of RCI Non-Voting Shares will fluctuate and the exchange ratio is fixed, Shareholders cannot be certain of the market value of the consideration they will receive for their Call-Net Shares under the Arrangement Agreement.
      The exchange ratio is fixed and will not increase or decrease due to fluctuations in the market price of RCI Non-Voting Shares. The market price of RCI Non-Voting Shares or Call-Net Shares could each fluctuate significantly prior to the Effective Date in response to various factors and events, including the differences between RCI’s and Call-Net’s actual financial or operating results and those expected by investors and analysts, changes in analysts’ projections or recommendations, changes in general economic or market conditions, and broad market fluctuations. As a result of such fluctuations, historical market prices are not indicative of future market prices or the market value of the RCI Non-Voting Shares that holders of Call-Net Shares may receive on the Effective Date. There can be no assurance that the market value of the RCI Non-Voting Shares that the holders of Call-Net Shares may receive on the Effective Date will equal or exceed the market value of the Call-Net Shares held by such Shareholders prior to the Effective Date. Similarly, there can be no assurance that the trading price of RCI Non-Voting Shares will not decline following the completion of the Arrangement.
RCI and Call-Net may not integrate successfully.
      The Arrangement will involve the integration of companies that previously operated independently. As a result, the combination will present challenges to management, including the integration of the operations, systems, technologies and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, diversion of management’s attention, operational interruptions and the loss of key employees, customers or suppliers.
      The difficulties RCI’s management encounters in the transition and integration processes could have an adverse effect on the revenues, level of expenses and operating results of the combined company. As a result of these factors, it is possible that RCI will not achieve anticipated cost reductions and synergies or that other benefits expected from the combination will not be realized.
      Uncertainty surrounding the Arrangement could adversely affect Call-Net’s retention of customers, suppliers, strategic partners and personnel and could negatively impact Call-Net’s future business and operations.
      Because the Arrangement is dependent upon receipt of certain regulatory approvals and satisfaction of certain conditions, its completion is subject to uncertainty. In response to this uncertainty, Call-Net’s customers, suppliers and strategic partners may delay or defer decisions concerning Call-Net. Any delay or deferral of those decisions by customers, suppliers or strategic partners could have a material adverse effect on the business and operations of Call-Net, regardless of whether the Arrangement is ultimately completed. Similarly, current and prospective employees of Call-Net may experience uncertainty about their future roles with RCI until RCI’s strategies with respect to Call-Net are announced and executed. This may adversely affect Call-Net’s ability to attract or retain key management, sales and marketing personnel in the period until the Arrangement is completed.

      The Termination Fee provided under the Arrangement Agreement may discourage other parties from attempting to acquire Call-Net.
      Under the Arrangement Agreement, Call-Net would be required to pay a Termination Fee of $10 million in the event the Arrangement Agreement is terminated in certain circumstances. This Termination Fee may discourage other parties from attempting to acquire Call-Net Shares, even if those parties would otherwise be willing to offer greater value to Shareholders than offered by RCI under the Arrangement.
INFORMATION RELATING TO RCI
      RCI is a diversified Canadian communications and media company engaged in three primary lines of business. Rogers Wireless Inc. is Canada’s largest wireless voice and data communications services provider and the country’s only carrier operating on the world standard GSM/GPRS technology platform; Rogers Cable Inc. is Canada’s largest cable television provider offering cable television, high-speed Internet access and video retailing; and Rogers Media Inc. is Canada’s premier collection of category leading media assets with businesses in radio and television broadcasting, televised shopping, publishing and sports entertainment.
Description of Share Capital
Preferred Shares
      As of March 31, 2005, there were 400,000,000 authorized preferred shares of RCI without par value, issuable in series, with rights and terms of each series to be fixed by the board of directors of RCI prior to the issue of such series. RCI has three authorized series of preferred shares, being the Series XXVII Preferred Shares, Series XXX Preferred Shares and Series XXXI Preferred Shares. The Series XXVII Preferred Shares are non-voting, are redeemable at $1,000 per share at RCI’s option and carry the right to cumulative dividends at a rate equal to the bank prime rate plus 1 3/4% per annum. The Series XXX Preferred Shares are non-voting, are redeemable at $1,000 per share at RCI’s option and carry the right to non-cumulative dividends at a rate of 9 1/2% per annum. The Series XXXI Preferred Shares are non-voting, are redeemable at $1,000 per share at RCI’s option and carry the right to cumulative dividends at a rate of 9 5/8% per annum. There are no preferred shares of RCI outstanding.
RCI Non-Voting Shares and RCI Class A Voting Shares
      As at May 1, 2005, there were 56,240,494 authorized RCI Class A Voting Shares without par value, of which 56,235,394 were issued and outstanding. Each RCI Class A Voting share is entitled to 50 votes per share. The holders of RCI Non-Voting Shares are entitled to receive notice of and to attend meetings of RCI’s shareholders but, except as required by law, are not entitled to vote at such meetings. The RCI Class A Voting Shares may receive a dividend at an annual rate of up to $0.05 per share only after the Non-Voting Shares have been paid a dividend at an annual rate of $0.05 per share. The RCI Class A Voting Shares are convertible on a one-for-one basis into Non-Voting Shares.
      As at May 1, 2005, there were 1,400,000,000 authorized RCI Non-Voting Shares with a par value of $1.62478 per share, of which 220,472,685 were issued and outstanding. The RCI Class A Voting Shares and RCI Non-Voting Shares participate equally share for share in dividends after payment of an annual dividend of $0.05 per share for each class and participate equally share for share in any of RCI’s remaining assets in the event of RCI’s dissolution or winding up (subject to the preference as to dividends in favour of the RCI Non-Voting Shares).
      In May 2003, RCI adopted a dividend policy that provides for the payment, each year, of dividends aggregating $0.10 per share to be payable twice yearly on each outstanding RCI Non-Voting share and RCI Class A Voting share held as of the record date, as determined by RCI’s board of directors.
      Under applicable Canadian securities laws, an offer to purchase RCI Class A Voting Shares would not require that an offer be made to purchase RCI Non-Voting Shares.

      RCI’s articles contain restrictions on the transfer, voting and issue of RCI Class A Voting Shares and RCI Non-Voting Shares in order to ensure that RCI remains qualified to hold or obtain licences required to carry on certain of RCI’s business undertakings in Canada. RCI is authorized to refuse to register transfers of any of its shares to any person who is not a Canadian in order to ensure that RCI remains qualified to hold the licences referred to above.
Restrictions on the Transfer, Voting and Issue of RCI Shares
      RCI has a direct or indirect ownership interest in a number of distinct Canadian undertakings, which hold licences pursuant to applicable licencing legislation (the “Telecommunications Legislation”). The Telecommunications Legislation includes the Broadcasting Act (Canada), the Telecommunications Act (Canada) and the Radiocommunication Act (Canada).
      The Telecommunications Legislation contains separate requirements relating to the level of foreign ownership that is permitted in respect of a given class of licenced undertaking. RCI believes that it, and each of its subsidiaries, have at all times been in compliance with all of the relevant ownership requirements of the Telecommunications Legislation.
      In April 1996, the Governor in Council (i.e., the federal cabinet) issued a Direction to the CRTC respecting the ineligibility of non-Canadians to hold broadcasting licences, including licences to operate cable television undertakings. That Direction substantially harmonized the foreign ownership requirements under the Broadcasting Act (Canada) with those under the Telecommunications Act (Canada) and the Radiocommunication Act (Canada). The Direction was amended in 1997 to allow two non-Canadian controlled telephone companies to hold licences to operate cable television undertakings within their respective service areas. It was amended in July 1998 to clarify the restrictions relating to a holding company’s ability to control or influence the programming decisions of the licencee operating company.
      The revised Cabinet Direction authorizes non-Canadians to own and control, directly or indirectly, up to 33 1/3% of the voting shares and up to 33 1/3% of the number of votes attached to the voting shares of a holding company which has a subsidiary operating company licenced under the Broadcasting Act (Canada). In addition, up to 20% of the voting shares and up to 20% of the votes attached to the voting shares of the operating licencee company may be owned and controlled, directly or indirectly, by non-Canadians. The chief executive officer and 80% of the members of the board of directors of the operating licencee company must be Canadian. In addition, the holding company and its directors are prohibited from exercising control or influence over the programming decisions of the licencee company, unless the holding company satisfies the ownership requirements which are applicable to the licencee company. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or licencee company level. The CRTC retains the discretion under the Direction to determine whether a given licencee is in fact controlled by non-Canadians.
      The cellular, PCS and paging licences held by RCI include a condition requiring the licenced carrier company to comply with the ownership restrictions set out in the Telecommunications Act (Canada) and the Radiocommunication Act (Canada). A maximum level of 20% of the issued voting shares of the licenced carrier company may be owned by persons who are not Canadians. In addition, at least 80% of the members of the board of directors of the licenced carrier company must be Canadian. Pursuant to regulations promulgated under the Telecommunications Act (Canada) and the Radiocommunication Act (Canada), a parent corporation may have up to 33 1/3% of its voting shares owned by non-Canadians. Neither the licenced carrier company nor the parent holding corporation can be otherwise controlled by non-Canadians.
      In order to ensure that RCI and any Canadian corporation in which RCI has a direct or indirect interest remains qualified to hold or obtain any cable television, broadcasting or telecommunications licence or authority to operate a similar undertaking pursuant to the Telecommunications Legislation and to ensure that RCI and any Canadian corporation in which RCI has an interest is not in breach of the Telecommunications Legislation or any licences issued to it or to any Canadian subsidiary, associate or affiliate of it under the Telecommunications Legislation, the articles of RCI impose certain restrictions on the issue and transfer of RCI’s shares and the exercise of voting rights attached thereto. A copy of the text of such restrictions may be obtained from the Secretary of RCI.

      If in the opinion of the board of directors of RCI circumstances arise in the future that may jeopardize the ability of RCI and its subsidiaries to be qualified to hold and obtain licences in Canada, the restrictions on transfer, voting and issue of shares contained in the articles of RCI will be invoked.
      On November 19, 2002, the Minister of Industry announced that the Government of Canada will review the restrictions on foreign ownership applicable to the telecommunications sector. In February 2003, RCI appeared before the Parliamentary Standing Committee on Industry, Science and Technology and filed a brief in support of elimination of the restrictions. A similar submission had been made by RCI in February of 2002 to the Standing Committee on Canadian Heritage urging the removal of restrictions on foreign ownership applicable to cable television companies. In April 2003, the House of Commons Industry Committee released a report calling for the removal of foreign ownership restrictions for telecommunications carriers and broadcasting distribution undertakings. In June 2003, the House of Commons Heritage Committee released a report opposing the Industry Committee’s recommendation. The Cabinet responded to the Industry Committee report in September 2003 and to the Heritage Committee report in November 2003. The government announced that officials from the Heritage and Industry departments will convene to reconcile the two positions. The Heritage Department released a report on April 5, 2005, which stated that “the Government wishes to indicate that it is not prepared to modify foreign ownership limits on broadcasting or content more generally.” Industry Canada is convening a panel of experts to examine the telecommunications regulatory regime. This panel may review the foreign ownership rules applicable to telecommunications.
Principal Offices
      RCI’s head office is at 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9. The telephone number of RCI’s principal business office is 416-935-7777.
Auditors, Transfer Agent and Registrar
      The auditors of RCI are KPMG LLP, Chartered Accountants, Toronto, Ontario. The transfer agent and registrar for the RCI Non-Voting Shares is Computershare Trust Company of Canada at its principal office in Toronto, Ontario.
Presentation of Financial Information
      RCI’s consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Canada (“Canadian GAAP”). For a discussion of the principal differences between Canadian GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”), see Note 23 to RCI’s audited consolidated financial statements as at and for the years ended December 31, 2004 and December 31, 2003, incorporated by reference in this Circular.
Unaudited Pro Forma Consolidated Financial Statements of RCI
      The unaudited pro forma consolidated financial statements of RCI that give effect to the Arrangement are set forth in Appendix G to this Circular.
Documents Incorporated by Reference
      The following documents filed by RCI with the securities commission or similar authority in each of the provinces of Canada are specifically incorporated by reference in this Circular:

1.	the renewal annual information form of RCI for the year ended December 31, 2004, dated March 8, 2005;

2.	the audited consolidated financial statements of RCI as at and for the years ended December 31, 2004 and December 31, 2003 as restated for the retroactive change in the accounting for financial instruments, together with the report of the auditors’ thereon and management’s discussion and analysis in respect of those statements;

3.	the unaudited interim consolidated financial statements of RCI as at March 31, 2005 and for the three months ended March 31, 2005 and March 31, 2004, together with management’s discussion and analysis in respect of those statements;

4.	the management information circular of RCI dated May 16, 2005 in connection with the annual meeting of shareholders to be held on June 29, 2005, other than the sections entitled “Report on Executive Compensation”, “Performance Graph” and “Statement of Corporate Governance Practices”;

5.	the material change report of RCI dated January 4, 2005 relating to its acquisition, together with its wholly owned subsidiary, RWCI Acquisition Inc., of 93.5% of the Class B Restricted Voting Shares of Rogers Wireless Communications Inc. held by the public under an exchange offer; and

6.	the material change report of RCI dated May 19, 2005 relating to the entering into by RCI and Call-Net of the Arrangement Agreement.
      All annual information forms, material change reports (excluding confidential material change reports), unaudited interim consolidated financial statements, audited annual consolidated financial statements and the auditors’ reports thereon, management’s discussion and analysis and information circulars filed by RCI with the securities regulatory authorities in Canada after the date of this Circular and prior to the Meeting shall be deemed to be incorporated by reference into this Circular.
      Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this Circular, to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed to be an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, in its unmodified or superseded form, to constitute a part of this Circular.
      Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of RCI at 333 Bloor Street East, 10th Floor, Toronto, Ontario, Canada, M4W 1G9 (telephone: 416-935-7777). For the purpose of the Province of Québec, this Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of RCI at the above mentioned address and telephone number. These documents are also available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.
      The information provided on the website of RCI is not incorporated herein by reference and accordingly should not be relied upon for the purpose of Shareholders making a decision with respect to the voting of Call-Net Shares in respect of the Arrangement Resolution.

RECENT INDUSTRY DEVELOPMENTS
      The following is a description of certain recent industry developments, which affect both RCI and Call-Net:
      On April 11, 2005, Minister of Industry, David Emerson, announced the creation of the Telecom Policy Review Panel, composed of three eminent Canadians, to review Canadian telecommunications policy and report back to the Minister by the end of December 2005 with recommendations for ensuring that Canada maintains a modern telecommunications policy suitable to support Canada’s competitiveness in the 21st Century. The terms of reference for the policy review indicate that the Government is concerned with Canada’s regulatory regime, promotion of broadband access and fostering ICT (information, communications and technology) adoption.
      On April 27, 2005, the CRTC issued Telecom Decision CRTC 2005-25, Promotions of local wireline services, in which it permitted ILEC promotions in the local wireline market, subject to a number of competitive safeguards. In so doing, the CRTC lifted a two-year long suspension of these promotions. The competitive safeguards imposed on ILEC promotions provide some protection against the detrimental effect such promotions can have on competitors. These safeguards require, among other things, that promotions be available and equally promoted across one or more entire rate bands, that promotions must not be limited to customers of competitors (i.e., they must not be winback promotions), that promotions must pass the price floor test and that the combined enrolment and benefit period of a promotion cannot exceed six consecutive months. These safeguards will help to ensure that the potential for anti-competitive abuses of the ILECs’ ability to engage in promotions in the local wireline market will be mitigated.
      On April 28, 2005, the CRTC issued Telecom Public Notice CRTC 2005-2, Forbearance from regulation of local exchange services. In this public notice, the CRTC has initiated a proceeding and invited comments on a framework for forbearance from the regulation of residential and business local exchange services. The CRTC also requests comment on the appropriateness of a transitional regime that could provide ILECs with more regulatory flexibility prior to forbearance through the lessening or removing of competitive safeguards. The CRTC also requests comments on an application for forbearance from regulation of residential wireline local services filed by Aliant Telecom Inc. The CRTC indicated in this public notice that it expected to issue a decision clarifying the criteria to be applied by it in determining whether to forbear from regulating the ILECs’ local service in April 2006. The CRTC indicated that it contemplates that the ILECs (with the exception of Aliant, whose application for forbearance will be considered in the present proceeding) would be able to apply for forbearance only after the CRTC’s decision in this present proceeding is issued. As well, given the comments contained in its VoIP decision, referred to below, it is clear that the CRTC believes it is currently premature to forbear from regulating the ILECs’ local exchange services.
      On April 29, 2005, the CRTC issued Telecom Decision CRTC 2005-27, Review of price floor safeguards for retail tariffed services and related issues, its decision in the proceeding commenced by way of Telecom Public Notice CRTC 2003-10. In this decision, the CRTC rejected an application by RCI to prohibit the ILECs from bundling local telephone services with competitive services. The CRTC also rejected their own proposals to put limits on the bundling of local and competitive services. The decision did confirm that any rate reductions for local services or any bundles containing local services must be offered throughout an entire service Band as defined by the CRTC. In this decision, the CRTC modified the imputation test (i.e., the price floor established to ensure the ILECs cannot price regulated services in an anti-competitive manner) to require ILECs to “impute” the rate that competitors like Call-Net have to pay for certain services (Category 1 Services), and not just the ILECs’ own cost of these services. Similarly, the decision requires the ILECs to impute the applicable tariffed rates for residential local exchange services where these are offered in a bundle. This enhances the protection available to competitors from price-squeezes and other anti-competitive actions. The decision also restated the definition of a tariffable bundle, thereby confirming that ILECs must obtain prior approval from the CRTC for a broader variety of bundles that include regulated services.
      On May 12, 2005, the CRTC issued Telecom Decision CRTC 2005-28, Regulatory framework for voice communication services using Internet Protocol, its decision in the proceeding commenced by way of Telecom Public Notice CRTC 2004-2. In this decision, the CRTC established the rules applicable to the provision of voice over IP (“VoIP”) services. The CRTC found that VoIP services that permitted users to make local calls over the public-switched telephone network (“PSTN”) were a close substitute for traditional, circuit-switched local telephone service and accordingly should be generally regulated pursuant to the same rules. The CRTC denied the requests of most of the large ILECs that the CRTC forbear from the provisions of the Telecommunications Act requiring them to file tariffs for the prior approval of their rates for local VoIP services and from other regulatory obligations imposed under the Act, finding that the large ILECs had substantial market power in the relevant market, which included traditional local phone service. Call-Net and RCI believe that this decision should help to prevent the large ILECs such as Bell and Telus from pricing their VoIP services at below their costs as an anti-competitive tactic. By contrast, as non-dominant carriers, Call-Net and RCI and their respective subsidiaries are able to provide local VoIP subject to the more flexible regulatory regime that is imposed on new entrants in the local phone market.
CALL-NET SECURED NOTES
      On April 10, 2002, Call-Net issued US$377 million of Secured Notes under the Indenture. As at May 18, 2005, the principal amount outstanding was US$223.1 million.
      Call Net’s Secured Notes have received the following ratings:

Dominion Bond Rating Service Limited	B (low	)
Moody’s Investors Service	B3
Standard & Poor’s	B
      Under the terms of the Indenture, within 30 days following the Effective Date, Call-Net will be required to commence an offer to purchase all of the outstanding Secured Notes at a purchase price of 101% of their principal amount plus accrued and unpaid interest and certain additional amounts in respect of any withholding taxes that may be levied on certain holders of the Secured Notes as a result of purchases made under the offer. If, as a result of such offer to purchase all of the outstanding Secured Notes, Call-Net purchases 66 2/3% of the Secured Notes outstanding, the Indenture provides that Call-Net would have the right under the Indenture to redeem the remaining outstanding Secured Notes, in whole but not in part, at the same price. Under the terms of the Indenture, a third party (including RCI or one of its Subsidiaries) may make an offer to purchase the outstanding Secured Notes in lieu of Call-Net, provided that it makes such offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to any offer to purchase the outstanding Secured Notes made by Call-Net and provided further that it purchases all Secured Notes validly tendered and not withdrawn under its offer. The principal amount of the Secured Notes outstanding at the Effective Date is expected to be approximately US$223.1 million.
INFORMATION RELATING TO CALL-NET
      The following information about Call-Net is only a general summary and is not intended to be comprehensive. For additional information about Call-Net, you should refer to the information described under “— Call-Net Documents Incorporated by Reference”.
Call-Net
      Call-Net, with its head office at 2235 Sheppard Avenue East, Atria II, Suite 1800, Toronto, Ontario M2J 5G1, is a holding company that conducts its telecommunications business primarily through its wholly-owned operating subsidiaries: Call-Net Communications Inc., Call-Net Technology Services Inc., Sprint Canada Inc., AlternaCall Inc., and CNCS Inc. Call-Net owns and operates an extensive national fibre network and maintains network facilities in the United States and the United Kingdom. It also has switching centres in Vancouver, Calgary, Toronto and Montreal, and call centres in Montreal and Toronto. Call-Net operates a local services network in 33 municipalities through 151 ILEC switch co-location sites in five major urban areas. Call-Net has approximately 1,800 employees.
      Call-Net, primarily through its wholly-owned subsidiary Sprint Canada Inc., offers long distance, home phone, dial-up Internet, and wireless services to residential customers in Canada’s largest metropolitan areas, and long distance, local, enhanced voice, and wireless services, and data services and Internet Protocol (IP) solutions services to Canadian businesses and all levels of government. Call-Net estimates that it has approximately 3.3% of the Canadian long distance, data and local services markets and 2.4% of the total Canadian telecommunications market.
Recent Developments
      On May 2, 2005 Call-Net announced that it has entered into an agreement with Bell Canada to purchase certain local and inter-exchange carrier network assets in New Brunswick and Nova Scotia and to purchase an option on certain other CLEC (competitive local exchange carrier) network assets in Eastern Canada. The transaction is part of Call-Net’s acquisition of the 360networks Corporation (360/GT) customer base in Eastern Canada from Bell Canada, announced in November of 2004. The agreement contemplates that Call-Net will purchase virtually all of the former Group Telecom’s network assets in New Brunswick and Nova Scotia including long-haul (inter-city) and access (intra-city) fibre, together with switching and network equipment from Bell Canada. The agreement also contemplates that Call-Net will acquire from Bell Canada an option to purchase over 90 per cent of the remaining CLEC network of former Group Telecom in the provinces of Ontario, Quebec, and Newfoundland and Labrador.
      The completion of the transaction is subject to the negotiation, execution and delivery of definitive agreements setting forth the terms of the transaction; the completion of all required regulatory filings; all necessary consents, approvals and advance rulings; the satisfactory completion of Call-Net’s due diligence; and, if required, the approval of the transaction and the definitive agreements by the board of directors of each of Call-Net and Bell Canada.
Description of Capital Structure
      The authorized share capital of Call-Net consists of Common Shares, Non-Voting Shares and Preferred Shares. The following summary describes the rights, privileges, restrictions and conditions that attach to the Common Shares, the Non-Voting Shares and the Preferred Shares.
Common Shares
      Call-Net is authorized to issue an unlimited number of its Common Shares. The holders of the Common Shares are entitled to one vote for each share held at any meeting of the Shareholders. The Common Shares are convertible, at the option of the Shareholders, at any time into Non-Voting Shares on a share-for-share basis. The Common Shares rank pari passu with the Non-Voting Shares on a per share basis with respect to payment of dividends and the right to participate in a distribution of assets of Call-Net on winding up, dissolution or otherwise.
Non-Voting Shares
      Call-Net is authorized to issue an unlimited number of Non-Voting Shares. The holders of the Non-Voting Shares are not entitled to vote at any meeting of Shareholders except for votes affecting the Non-Voting Shares. The Non-Voting Shares are convertible, at the option of the holders thereof, at any time into Common Shares on a share-for-share basis, in the following circumstances: (a) upon the provision by a Shareholder of a Residency Declaration to Call-Net and CIBC Mellon stating that the holder is a Canadian (as such term is defined in the Telecommunications Act (Canada)); (b) upon the Board of Directors, by resolution, allowing the conversion, from time to time, of such number of Non-Voting Shares as will not, in the sole discretion of the Board of Directors, place Call-Net at risk of non-compliance with the foreign ownership restrictions of the Telecommunications Act, provided that such conversion right is made available on a pro rata basis to all holders of Non-Voting Shares; (c) upon a take-over bid being made for the Common Shares for the purposes of allowing the Non-Voting Shares to tender to such bid; or (d) without restriction, upon the foreign ownership restrictions in the Telecommunications Act (Canada) being removed to the satisfaction of the Board of Directors. For the purposes of paragraph (b), the Board of Directors shall consider at least once in each calendar year whether to allow such conversion. Notwithstanding the foregoing, the Board of Directors shall only allow for such conversion if, at the time of conversion, at least 1% of the then outstanding Non-Voting Shares can be converted. The Non-Voting Shares rank pari passu with the Common Shares on a per share basis with respect to the payment of dividends and the right to participate in a winding up, dissolution or otherwise.
Preferred Shares
      Call-Net is authorized to issue an unlimited number of the Preferred Shares. As part of the consideration for entering into the Sprint Agreement, Sprint was issued the Call-Net Preferred Share (for a value of $1.00) and is the first and only holder of Preferred Shares at December 31, 2004. The Preferred Shares are generally non-voting, except (i) as a class pursuant to any rights granted under the CBCA, (ii) as a class in respect of amendments to the minimum or maximum number of directors and (iii) with respect to the election of two directors. The Preferred Shares entitle the holder to nominate and elect two directors of Call-Net. The Preferred Shares have no rights to dividends. The Preferred Shares have a priority right over all other classes of shares to receive a return of capital equal to $1.00 per Preferred Share upon the liquidation, dissolution or winding up of Call-Net. Call-Net may redeem all Preferred Shares for $1.00 per Preferred Share upon the sale, transfer or assignment of the Preferred Shares by the first holder to a third party that is not an affiliate of the first holder or the subsequent transfer by such affiliate, or any other affiliate of the first holder who from time to time holds the Preferred Shares, to a non-affiliate of the first holder, or upon any affiliate of the first holder who holds the Preferred Shares no longer being an affiliate of the first holder, or in the event that the Sprint Agreement is terminated. “Terminated” for this purpose, means terminated for a reason other than the default of Call-Net, and where the termination of the agreement has been disputed by either party, the Sprint Agreement shall be deemed not to have been terminated until the parties agree that such termination shall have occurred or until the dispute has been resolved through a final, non-appealable decision.
Constraints
Compliance with the Telecommunications Act (Canada)
      To ensure compliance with the foreign ownership restrictions contained in the Telecommunications Act (Canada), for so long as the Telecommunications Act (Canada) applies to Call-Net, Call-Net has the right, in addition to any other rights under the Telecommunications Act (Canada), to sell the Common Shares of a Shareholder who is not a Canadian (as such term is defined in the Telecommunications Act (Canada)), subject to the provisions of the CBCA and the Telecommunications Act (Canada). In addition, the directors of Call-Net may refuse to issue a Common Share, or register the transfer of a Common Share, in a circumstance where to do so otherwise would result in Call-Net’s non-compliance with the foreign ownership restrictions of the Telecommunications Act (Canada).
Dividends
      Under the Indenture governing the Secured Notes, there are certain limitations and restrictions on the payment of dividends and corporate distributions. Call-Net has never paid dividends on any of its issued shares and does not currently contemplate paying dividends on any of its issued shares.
Call-Net Rights Plan
      Call-Net has established the Call-Net Rights Plan to ensure, to the extent possible, that all shareholders will be treated equally and fairly in connection with any take-over bid for Call-Net. The Call-Net Rights Plan is designed to prevent the use of coercive and/or abusive takeover techniques and to encourage a potential acquiror to negotiate directly with the Board of Directors for the benefit of all shareholders. In addition, the Call-Net Rights Plan is intended to provide increased assurance that a potential acquiror would pay an appropriate control premium in connection with any acquisition of Call-Net. Nevertheless, the Call-Net Rights Plan could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change of control.
      The Call-Net Rights Plan is triggered when a person acquires beneficial ownership of (i) 20% or more of the Common Shares, or (ii) 20% of the aggregate Call-Net Shares, other than under certain conditions. The purpose of the Call-Net Rights Plan is to provide the Board of Directors with time to review any unsolicited take-over bid that may be made and to take action, if appropriate, to enhance shareholder value. The Call-Net Rights Plan attempts to protect shareholders by requiring all potential bidders to comply with the conditions specified in the Call-Net Rights Plan, failing which such bidders are subject to the dilutive features of the Call-Net Rights Plan. By creating the potential for substantial dilution of a bidder’s position, the Call-Net Rights Plan encourages an offeror to proceed by way of the permitted bid mechanism set forth in the Call-Net Rights Plan or to approach the Board of Directors with a view to a negotiation. Under the Arrangement, the Call-Net Rights Plan will be deemed to have been terminated (and all rights thereunder shall expire) immediately prior to the Effective Time, at which time the Rights Plan will no longer be necessary to protect the interests of Shareholders.
Call-Net Documents Incorporated by Reference
      The following documents filed by Call-Net with the securities commission or similar authority in each of the provinces of Canada are specifically incorporated by reference in this Circular:

1.	the annual information form of Call-Net for the year ended December 31, 2004, dated March 22, 2005;

2.	the audited comparative consolidated financial statements of Call-Net as at and for the year ended December 31, 2004 and adjustments to the consolidated financial statements as at December 31, 2003 and for the periods in the years ended December 31, 2003 and 2002 for changes in Call-Net’s accounting policies as described in Note 2 to the consolidated financial statements as at and for the year ending December 31, 2004, together with the report of the auditors’ thereon and management’s discussion and analysis in respect of those statements;

3.	the audited consolidated financial statements of Call-Net as at December 31, 2003 and for the periods in the years ended December 31, 2003 and 2002 prior to the adjustments for changes in Call-Net’s accounting policies as described in Note 2 to the consolidated financial statements as at and for the year ended December 31, 2004, together with the report of the auditors’ thereon and management’s discussion and analysis in respect of those statements;

4.	the unaudited interim consolidated financial statements of Call-Net as at March 31, 2005 and for the three months ended March 31, 2005 and March 31, 2004, together with management’s discussion and analysis in respect of those statements;

5.	the management information circular of Call-Net dated March 22, 2005 in connection with the annual and special meeting of shareholders to be held on May 4, 2005; and

6.	the material change report of Call-Net dated May 19, 2005 relating to the entering into by RCI and Call-Net of the Arrangement Agreement.
      All annual information forms, material change reports (excluding confidential material change reports), unaudited interim consolidated financial statements, audited comparative consolidated annual financial statements and the auditors’ report thereon, management’s discussion and analysis and information circulars filed by Call-Net with the securities regulatory authorities in Canada after the date of this Circular and prior to the Meeting shall be deemed to be incorporated by reference into this Circular.
      Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this Circular, to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed to be an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, in its unmodified or superseded form, to constitute a part of this Circular.

      Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Call-Net at 2235 Sheppard Avenue East, Atria II — Suite 600, Toronto, Ontario, Canada, M2J 5G1. For the purpose of the province of Quebec, this Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of Call-Net at the above-mentioned address. These documents are also available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

MARKET PRICES AND TRADING VOLUMES OF
CALL-NET SHARES AND RCI NON-VOTING SHARES
Trading Price and Volume of Call-Net Shares
      The outstanding Common Shares and Non-Voting Shares are listed for trading on the TSX under the symbols “FON” and “FON.NV.B”, respectively.
      The following table sets forth, for the calendar periods indicated, the high and low sale prices and composite volume of trading of the Common Shares as reported on the TSX.

	TSX

	Price Range

	High	Low	Volume

2003
First Quarter	$2.15	$1.01	984,051
Second Quarter	$4.65	$1.70	2,074,253
Third Quarter	$5.10	$3.30	1,312,648
Fourth Quarter	$6.10	$3.40	1,764,801

2004
First Quarter	$5.98	$3.91	961,583
Second Quarter	$4.65	$3.65	468,034
Third Quarter	$4.24	$2.13	383,708
Fourth Quarter	$3.65	$2.31	375,909

2005
First Quarter	$6.99	$2.80	2,099,513
April	$7.69	$6.50	503,070
May (up to May 24)	$9.30	$6.32	1,274,242
      The following table sets forth, for the calendar periods indicated, the high and low sale prices and composite volume of trading of the Non-Voting Shares as reported on the TSX.

	TSX

	Price Range

	High	Low	Volume

2003
First Quarter	$2.30	$1.00	2,681,269
Second Quarter	$4.40	$1.80	6,287,753
Third Quarter	$5.00	$3.28	16,466,067
Fourth Quarter	$6.25	$3.30	21,087,348

2004
First Quarter	$6.00	$3.85	25,699,914
Second Quarter	$4.70	$3.76	13,153,021
Third Quarter	$4.00	$2.25	7,444,085
Fourth Quarter	$3.49	$2.10	3,363,339

2005
First Quarter	$7.00	$2.79	19,721,420
April	$7.65	$6.50	3,816,542
May (up to May 24)	$9.33	$6.31	17,815,642

Trading Price and Volume of RCI Non-Voting Shares
      The outstanding RCI Non-Voting Shares are listed for trading on the TSX and the NYSE under the symbols “RCI.NV.B” and “RG”, respectively.
      The following table sets forth, for the calendar periods indicated, the high and low sale prices and composite volume of trading of the RCI Non-Voting Shares as reported on the TSX.

	TSX

	Price Range

	High	Low	Volume

2003
First Quarter	$16.28	$12.70	57,060,687
Second Quarter	$22.24	$15.52	60,499,575
Third Quarter	$23.00	$19.46	51,821,327
Fourth Quarter	$22.03	$18.46	49,306,361

2004
First Quarter	$27.60	$21.36	46,803,701
Second Quarter	$26.51	$22.50	36,032,799
Third Quarter	$25.87	$22.30	32,030,514
Fourth Quarter	$31.81	$25.50	51,950,407

2005
First Quarter	$36.20	$30.00	57,256,450
April	$36.37	$32.63	15,128,100
May (up to May 24)	$38.21	$35.65	13,706,970
EFFECT OF THE ARRANGEMENT ON MARKETS AND LISTINGS
      If the Arrangement is completed, the Call-Net Shares will be de-listed from the TSX.
COMPARISON OF RIGHTS UNDER CBCA AND BUSINESS CORPORATIONS ACT
(BRITISH COLUMBIA)
      RCI is governed by the British Columbia Business Corporations Act (“BCA”). Call-Net is governed by the CBCA. The BCA was brought into force on March 29, 2004 and replaces the British Columbia Company Act. The BCA retains the contract model of incorporation and has not adopted the CBCA model. The following is a summary of certain differences between the BCA and the CBCA, which management considers to be of significance to Shareholders. The summary is not an exhaustive review of the two statutes. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of any differences between them, and Shareholders should consult their legal or other professional advisors with regard to the implications of the Arrangement that may be of importance to them.

1.	Registered Office. Under the BCA, the registered office of the corporation must be situated in British Columbia; under the CBCA, the registered office of the corporation may be situated in the province in Canada specified in its articles of incorporation.

2.	Shareholders’ Meetings. Under the BCA, shareholders’ meetings must be held in British Columbia unless the articles (which are the equivalent to by-laws under the CBCA) provide that the meeting may be held in a location outside of British Columbia, or the other location is approved by the shareholders or by the British Columbia Registrar; under the CBCA, shareholders’ meetings may be held at a place in Canada provided for in the bylaws or, in the absence of such provision, at the place within Canada that the directors determine, and shareholders’ meetings may be held at a place outside Canada if the place is specified in the articles of incorporation or if all shareholders entitled to attend consent.

3.	Special Resolutions. Under the BCA, a special majority is the majority of votes required for a special resolution and the special majority must be specified to be not less than a two-thirds majority and not more than a three-quarters majority of the votes cast on the resolution and, if no specification is made, the default majority is two-thirds. (For British Columbia companies incorporated under the previous British Columbia Company Act, the default majority is a three-quarters majority until amended by special resolution.) Under the CBCA, a special resolution is a resolution passed by a majority of not less than two-thirds of the votes cast by shareholders who vote in respect of that resolution or a resolution signed by all of the shareholders entitled to vote on that resolution.

4.	Director Residency Requirements. Under the BCA, there are no director residency requirements; under the CBCA, 25% of the directors must be resident Canadians or, if the corporation has fewer than four directors, at least one director must be resident Canadian. In certain situations, such as when the CBCA corporation is engaged in a prescribed business sector, a majority of the directors must be resident Canadians.

5.	Short Form Amalgamations. Both the BCA and CBCA permit short form amalgamations, where a parent corporation and one or more wholly-owned subsidiaries amalgamate or where two or more wholly-owned subsidiaries of the same parent corporation amalgamate. For short form amalgamations under the BCA, amalgamated corporations may elect to obtain court approval; under the CBCA, amalgamating corporations are not required to seek court approval.

6.	Subsidiary Holding share of Parent. Under the BCA, subject to certain solvency tests, a subsidiary is permitted to hold and acquire shares in its parent. Shares of a parent held by a subsidiary, however, may not be voted; under the CBCA, except in limited circumstances, a corporation may not hold shares in its parent nor allow any of its subsidiaries to acquire shares of its parent.

7.	Removal of Directors. Under the BCA, a director may be removed by special resolution or, if the memorandum or articles provide that a director may be removed by a resolution of the shareholders entitled to vote at general meetings passed by less than a special majority or may be removed by some other method, by the resolution or method specified, including ordinary resolution or directors’ resolution; under the CBCA, a director may be removed by ordinary resolution.

8.	Reliance by Directors. Under the BCA, directors will not be found liable if they rely in good faith on financial statements, auditor’s reports, professional reports, statements of fact from an officer or any other document which the court considers as a reasonable ground for the director’s conduct; under the CBCA, directors may rely on financial statements, auditor’s reports and professional reports; however, the court is not granted the same jurisdiction in determining whether a director’s reliance upon other documents is acceptable.

9.	Transfer Restrictions on Shares. Under the BCA, corporations are free to impose restrictions on the transfer of their shares as long as those restrictions are set out in their articles of incorporation; under the CBCA, the ability of a corporation to restrict the transfer of its shares is subject to greater restrictions.

10.	Insolvency. Under the BCA, the determination of insolvency is subject to the ability of a corporation to meet its liabilities as they become due; under the CBCA, the test is similar to the one under the BCA, however, it imposes a further requirement that the realizable value of the corporation’s assets would need to exceed the aggregate of its liabilities and stated capital of all classes of shares.

11.	Reduction in Capital. Under the BCA, the reduction of a corporation’s capital may be authorized by a special resolution, unless the reduction in capital would result in a lower realizable asset value than the total of all liabilities, in which case a corporation would require a court order to proceed with the capital reduction; under the CBCA, a corporation would similarly need to show that its realizable asset value was greater than its liabilities; however, unlike the BCA, a corporation may not apply to the courts for discretionary relief in allowing the reduction should the financial tests not be met.

12.	Sale of Assets. Under the BCA, the sale of all or substantially all of a corporation’s assets is exempt from the requirement that the disposition be in the normal course of business or approved by special resolution when the disposition is by way of security interest, by way of a lease (if the term of the lease, at its beginning, does not exceed three years, and any option or covenant for renewal included in the lease is not capable of extending the total lease periods beyond three years) or if a corporation is making the disposition to a non-arm’s length or affiliated entity; under the CBCA, there are no exemptions from the normal course of business or special resolution requirement when effecting the sale of all or substantially all of a corporation’s assets.

13.	Dissent Rights. Under the BCA, shareholders are permitted to exercise dissent rights in respect of certain fundamental corporate actions, although the court retains the discretion to vary the statutory framework of the dissent proceedings. Additionally, shareholders may waive dissent rights with respect to a particular charge; however, dissent rights may not be waived all together; under the CBCA, there are no provisions to allow the court to vary the statutory framework of the proceedings or to allow shareholders to waive dissent rights under a particular charge.

14.	Oppression Actions. Under the BCA, an eligible applicant (the courts reserve a discretion to determine the scope of potential claimants) may apply to the court for a remedy from oppressive acts of the corporation. The applicant must show that the corporate acts were either oppressive or unfairly prejudicial; under the CBCA, the ability of an applicant to successfully launch an action is somewhat more broad, as an action may be founded on the basis of oppression, unfair prejudice or an unfair disregard of applicant’s interests.

15.	Appointment of Inspector. Under the BCA, an inspector may be appointed either by special resolution or on application to the court by shareholders holding at least 20% of the outstanding shares; under the CBCA, an investigator may only be appointed by an application to the courts. Such an application, however, may be made by any shareholder of the corporation regardless of the number of shares owned.

16.	Par Value of Shares. Under the BCA, the share capital in a corporation may consist of either par value or no par value shares; under the CBCA, shares with par value are prohibited.

17.	Corporation Holding its Own Shares. Under the BCA, a corporation is expressly permitted to hold its own shares, which in effect allows the corporation the choice to either cancel the shares so held or allow the shares to remain outstanding; the CBCA, except in very limited circumstances, does not allow a corporation to hold its own shares.

18.	Choice of Authorizing Resolution. Unlike the CBCA, the BCA permits a company to select the kind of resolution that will govern certain corporate acts. The most obvious examples of “corporate choice” arise in the case of alterations to the charter documents of the company (notice of articles and articles). The articles may permit alterations to the notice of articles or the articles to be authorized by way of a directors’ resolution (except that a special resolution is required, in the absence of a provision in the articles permitting a shareholders’ resolution, to alter the special rights and restrictions attached to a class of shares if the shares of that class have already been issued) or by several different types of shareholders’ resolutions. The latter include an ordinary resolution (the majority at a meeting is a simple majority), a special resolution (the majority is a “special majority”; a company may, under its articles, set a special majority at any threshold between 2/3 and 3/4 of the votes cast, failing which a special majority is defined under the new Act to be 2/3 of the votes cast), and a resolution with a higher majority than a special majority (an “exceptional resolution”). If silent, the default is usually a special resolution. In another example of corporate choice, directors can be removed by a special resolution, but can also be removed by a shareholders’ resolution specified in the articles with a majority less than a special majority, or even by a directors’ resolution, if so specified in the articles.

RIGHTS OF DISSENTING SHAREHOLDERS
      The Interim Order expressly provides registered holders of Call-Net Shares with the right to dissent with respect to the Arrangement. As a result, any Dissenting Shareholder is entitled to be paid the fair value (determined as at the close of business on the second business day before the Arrangement Resolution is adopted) of all, but not less than all, of the shares of the same class beneficially held by it in accordance with section 190 of the CBCA, if the shareholder dissents with respect to the Arrangement and the Arrangement becomes effective. If the registered holders of more than 10% of the issued and outstanding Call-Net Shares dissent, RCI may elect to terminate the Arrangement Agreement.
      Section 190 of the CBCA provides that a shareholder may only make a claim under that section with respect to all of the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder’s name. One consequence of this provision is that a registered Shareholder may only exercise the dissent rights under section 190 of the CBCA (as modified by the Plan of Arrangement and the Interim Order) in respect of Call-Net Shares that are registered in that Shareholder’s name.
      In many cases, Call-Net Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either (a) in the name of an intermediary (“Intermediary”) that the Non-Registered Holder deals with in respect of such shares, such as, among others, banks, trust companies, securities brokers, trustees and other similar entities, or (b) in the name of a depository (“Depository”), such as The Canadian Depository for Securities Limited (“CDS”), of which the Intermediary is a participant. Accordingly, a Non-Registered Holder will not be entitled to exercise his or her rights of dissent directly (unless the shares are re-registered in the Non-Registered Holder’s name). A Non-Registered Holder who wishes to exercise rights of dissent should immediately contact the Intermediary with whom the Non-Registered Holder deals in respect of its Call-Net Shares and either (i) instruct the Intermediary to exercise the rights of dissent on the Non-Registered Holder’s behalf (which, if the Call-Net Shares are registered in the name of CDS or any other clearing agency, may require that such Call-Net Shares first be re-registered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register such Call-Net Shares in the name of the Non-Registered Holder, in which case the Non-Registered Holder would have to exercise the rights of dissent directly.
      The execution or exercise of a proxy does not constitute a written objection for purposes of the rights to dissent under the CBCA.
      The following summary does not purport to provide comprehensive statements of the procedures to be followed by a Dissenting Shareholder under the CBCA and section 190 of the CBCA is set forth in its entirety in Appendix F.
      The CBCA requires adherence to the procedures established therein and failure to adhere to such procedures may result in the loss of all rights of dissent. Accordingly, each Shareholder who might desire to exercise rights of dissent should carefully consider and comply with the provisions of section 190 of the CBCA and consult its legal advisors.
      Notwithstanding subsection 190(5) of the CBCA (pursuant to which a dissent notice may be provided at or prior to the Meeting), a Dissenting Shareholder who seeks payment of the fair value of its Call-Net Shares is required to deliver a written objection to the Arrangement Resolution to Call-Net by 5:00 p.m. (Toronto time) on the second business day preceding the Meeting. Call-Net’s address for such purpose is 2235 Sheppard Avenue East, Suite 1800, Atria II, Toronto, Ontario M2J 5G1. A vote against the Arrangement Resolution or a withholding of votes does not constitute a written objection. Within 10 days after the Arrangement Resolution is approved by the Shareholders, Call-Net must so notify the Dissenting Shareholder who is then required, within 20 days after receipt of such notice (or if such Shareholder does not receive such notice within 20 days after learning of the approval of the Arrangement Resolution), to send to Call-Net a written notice containing its name and address, the number and class of shares in respect of which the Shareholder dissents and a demand for payment of the fair value of such shares and, within 30 days after sending such written notice, to send to Call-Net or its transfer agent the appropriate share certificate or certificates.
      A Dissenting Shareholder who fails to send to Call-Net, within the appropriate time frame, a dissent notice, demand for payment and certificates representing the shares in respect of which the shareholder dissents forfeits the right to make a claim under section 190 of the CBCA. The transfer agent of Call-Net will endorse on the share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the certificates to the Dissenting Shareholder.
      On sending a demand for payment to Call-Net, a Dissenting Shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of such holder’s shares as determined under section 190 of the CBCA, except where:

(a)	the Dissenting Shareholder withdraws the demand for payment before Call-Net makes an offer to the Shareholder pursuant to the CBCA,

(b)	Call-Net fails to make an offer as hereinafter described and the Dissenting Shareholder withdraws the demand for payment, or

(c)	the proposal contemplated in the Arrangement Resolution does not proceed, in which case the rights as a shareholder of Call-Net will be reinstated as of the date the Dissenting Shareholder sent the demand for payment.
      Shareholders who duly exercise their dissent rights and who:

(a)	are ultimately entitled to be paid fair value for their Call-Net Shares shall be deemed to have transferred such Call-Net Shares to Call-Net for cancellation at the Effective Time; or

(b)	for any reason are ultimately not entitled to be paid fair value for their Call-Net Shares shall be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholders as, at and from the Effective Time, and subject to Article 4 of the Plan of Arrangement, shall receive the RCI Non-Voting Shares in accordance with Article 2 of the Plan of Arrangement;
but, for greater certainty, in no case shall Call-Net, Call-Net Acquisition Company or RCI be required to recognize Dissenting Shareholders as Shareholders at and after the Effective Time, and the names of Dissenting Shareholders shall be deleted from the register of Shareholders as of the Effective Time.
      If the Plan of Arrangement becomes effective, Call-Net will be required to send, not later than the seventh day after the later of (i) the Effective Date or (ii) the day the demand for payment is received, to each Dissenting Shareholder whose demand for payment has been received, a written offer to pay for such Dissenting Shareholder’s shares such amount as the Board of Directors considers fair value thereof accompanied by a statement showing how the fair value was determined.
      Call-Net must pay for the shares of a Dissenting Shareholder within ten days after an offer made as described above has been accepted by a Dissenting Shareholder, but any such offer lapses if Call-Net does not receive an acceptance thereof within 30 days after such offer has been made.
      If such offer is not made or accepted, Call-Net may, within 50 days after the Effective Date or within such further period as a court may allow, apply to a court of competent jurisdiction to fix the fair value of such shares. There is no obligation of Call-Net to apply to the court. If Call-Net fails to make such an application, a Dissenting Shareholder has the right to so apply within a further 20 days. A Dissenting Shareholder is not required to give security for costs in such an application.
      Upon an application to a court, all Dissenting Shareholders whose Call-Net Shares have not been purchased by Call-Net will be joined as parties and be bound by the decision of the court, and Call-Net will be required to notify each Dissenting Shareholder of the date, place and consequences of the application and of the right to appear and be heard in person or by counsel. Upon any such application to a court, the court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the court will then fix a fair value for the shares of all Dissenting Shareholders who have not accepted an offer to pay. The final order of a court will be rendered against Call-Net in favour of each Dissenting Shareholder and for the amount of the Shareholder’s shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each such Dissenting Shareholder from the Effective Date until the date of payment.

      Registered Shareholders who are considering exercising dissent rights should be aware that there can be no assurance that the fair value of their shares as determined under the applicable provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) will be more than or equal to the consideration offered under the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such shareholder’s Call-Net Shares.
      Under the CBCA, the Court may make any order in respect of the Arrangement it thinks fit, including a Final Order that amends the dissent rights as provided for in the Plan of Arrangement and the Interim Order. In any case, it is not anticipated that additional Shareholder approval would be sought for any such variation.
      The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of fair value of the Dissenting Shareholder’s Call-Net Shares. Section 190 of the CBCA requires strict adherence to the procedures established therein and failure to do so may result in a loss of a Dissenting Shareholder’s dissent rights. Accordingly, each Dissenting Shareholder who desires to exercise dissent rights should carefully consider and comply with the provisions of that section, the full text of which is set out in Appendix F to this Circular, as modified by the Interim Order, or should consult with such Dissenting Shareholder’s legal advisor.
LEGAL MATTERS
      Legal matters in relation to the Arrangement will be reviewed and passed upon by Goodmans LLP on behalf of Call-Net and by Fasken Martineau DuMoulin LLP on behalf of RCI. As at the date of this Circular, partners and associates of Goodmans LLP own beneficially, directly or indirectly, less than 1% of the outstanding securities of Call-Net, RCI and their respective associates and affiliates. As at the date of this Circular, partners and associates of Fasken Martineau DuMoulin LLP own beneficially, directly or indirectly, less than 1% of the outstanding securities of Call-Net, RCI and their respective associates and affiliates. H. Garfield Emerson, Q.C., a partner of Fasken Martineau DuMoulin LLP, is the Chairman of the board of directors of RCI. U.S. legal matters in relation to the Arrangement will be reviewed and passed upon by Akin Gump Strauss Hauer & Feld LLP on behalf of Call-Net and by Cravath, Swaine & Moore LLP on behalf of RCI.
PARTICULARS OF OTHER MATTERS
      Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters that are not now known to management should properly come before the Meeting, the proxy (unless amended) will be voted upon such matters in accordance with the best judgment of the person voting the proxy.
GENERAL PROXY MATTERS
Solicitation of Proxies
      The enclosed proxy is being solicited by or on behalf of the management of Call-Net and the cost of such solicitation will be borne by Call-Net. The solicitation will be primarily by mail, but directors, officers, employees and agents of Call-Net may also solicit proxies by telephone or in person. Georgeson Shareholder Communications Canada Inc. was retained by Call-Net to solicit proxies on behalf of Call-Net for a fee of $80,000 plus reasonable expenses, which fee is contingent, in part, on Shareholder approval of the Arrangement Resolution.
Appointment of Proxyholder
      The persons named in the attached form of proxy are directors or officers of Call-Net. A holder of Call-Net Shares has the right to appoint as his or her proxyholder a person (who need not be a Shareholder) to attend and to act on his or her behalf at the Meeting other than the persons designated in the form of proxy accompanying this Circular. A Shareholder may do so by inserting the name of such other person in the blank space provided in the applicable proxy or by completing another proper form of proxy and, in either case, by delivering the completed proxy to Call-Net’s registrar and transfer agent, CIBC Mellon. For postal delivery, the completed proxy should be mailed by using the envelope as provided. To deliver by facsimile, please send the proxy to the Proxy Department of CIBC Mellon at (416) 368-2502. The completed proxy may also be delivered in person to CIBC Mellon at 320 Bay Street, 6th Floor, Toronto, Ontario, M5H 4A6. Proxies delivered to CIBC Mellon must be received by not later than 5:00 p.m. (Toronto time) on the second business day preceding the Meeting, or any adjournment thereof.
      A holder of Common Shares should use the enclosed blue form of proxy, and a holder of Non-Voting Shares should use the enclosed green form of proxy.
Revocation of Proxy
      A Shareholder executing the enclosed form of proxy has the right to revoke it under subsection 148(4) of the CBCA. A Shareholder may revoke a proxy by depositing an instrument in writing executed by him or her, or by his or her attorney authorized in writing, at the registered office of Call-Net at any time up to and including the second business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law.
Exercise of Proxy
      The Call-Net Shares represented by the proxy will be voted for or against in accordance with the instructions of the Shareholder on any vote that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, Call-Net Shares represented by properly executed proxies will be voted accordingly.
      In the absence of any instructions to the contrary, the Call-Net Shares represented by proxies received by management will be voted for the approval of the Arrangement Resolution as described in this Circular.
      The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to the matter identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting or any adjournments thereof. At the date of this Circular, management of Call-Net knows of no such amendments, variations or other matters to come before the Meeting other than the matter referred to in the Notice of Meeting. If any other matters do properly come before the Meeting, it is intended that the person appointed as proxy shall vote on such other business in such manner as that person then considers to be proper.
Explanation of Voting Rights for Beneficial Owners of Shares
      If Call-Net Shares are not registered in a Shareholder’s name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other similar entity), there are two ways the Shareholder can vote the Call-Net Shares held on his or her behalf by the nominee.
      As required by Canadian securities legislation, such a Shareholder will have received from his or her nominee either a request for voting instructions or a form of proxy for the number of Call-Net Shares held by the nominee on his or her behalf. For such a Shareholder’s Call-Net Shares to be voted, he or she should follow the voting instructions provided by his or her nominee.
      Since Call-Net has limited access to the names of its non-registered Shareholders, if such a Shareholder attends the Meeting, Call-Net may have no record of his or her shareholdings or of his or her entitlement to vote unless their nominee has appointed him or her as proxyholder. Therefore, if such a Shareholder wishes to vote in person at the Meeting, he or she should insert his or her own name in the space provided on the request for voting instructions or form of proxy to be appointed as proxyholder and return same in the envelope provided. They should not otherwise complete the form, as their vote will be taken at the Meeting. Such a Shareholder should register with the transfer agent, CIBC Mellon, upon arrival at the Meeting.

Shares and Principal Holders Thereof
      Call-Net has an authorized share capital consisting of an unlimited number of Common Shares, Non-Voting Shares and Call-Net Preferred Shares.
      As at May 18, 2005, 3,995,437 Common Shares, 31,894,503 Non-Voting Shares, and one Call-Net Preferred Share were issued and outstanding. Each Common Share entitles the holder thereof to one vote at all meetings of Shareholders. Non-Voting Shares do not generally carry voting rights, however for purposes of approving the Arrangement Resolution the holders of Non-Voting Shares will be entitled to one vote for each share held. The Call-Net Preferred Share, which is currently held by Sprint, does not generally carry voting rights. However, the holder of the Call-Net Preferred Share is entitled to elect two (2) members of the Board of Directors.
      The presence, in person or by proxy, of two or more Shareholders is necessary for a quorum at the Meeting. The Board has fixed the close of business on May 17, 2005 as the record date for the purpose of determining the Shareholders entitled to receive notice of the Meeting, but the failure of any Shareholder to receive notice of the Meeting does not deprive the Shareholder of the right to vote at the Meeting.
      For purposes of the Meeting, Call-Net has prepared a list of Shareholders who were registered on the records of Call-Net or its transfer agent, CIBC Mellon, at the close of business on May 17, 2005. Each Shareholder named on the list is entitled, upon providing satisfactory identification to the scrutineers, to vote the Call-Net Shares shown on such list as being held by such Shareholder (other than Call-Net Shares for which a proxy has been given and not revoked). Holders of Call-Net Shares issued after May 17, 2005 will be entitled to vote such Call-Net Shares at the Meeting, provided such holders are registered in the records of Call-Net or its transfer agent, CIBC Mellon, prior to the time of the Meeting.
      Other than as set out below, to the knowledge of Call-Net and its directors and officers, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares, Non-Voting Shares or Call-Net Shares representing more than 10% of the issued and outstanding Common Shares, Non-Voting Shares or Call-Net Shares, respectively, as of May 24, 2005:

					% of Issued
				% of Call-	and
	Call-Net	% of Call-Net	Call-Net	Net Non-	Outstanding
	Common	Common	Non-Voting	Voting	Call-Net
	Shares	Shares	Shares	Shares	Shares

Clearwater Capital Management Inc.	521,400	13.05%	3,865,440	12.12%	12.22%
Harbert Distressed Investment Master Fund Ltd.	Nil	Nil	5,936,200	18.61%	16.54%
      Sprint beneficially owns or exercises control or direction over the Call-Net Preferred Share, as well as Call-Net Shares that amount to approximately 6.67% of the issued and outstanding Call-Net Shares.
Restrictions on the Transfer, Voting and Issue of Shares
      In order to ensure that Call-Net and any Canadian corporation in which Call-Net has a direct or indirect interest remains qualified to own or operate as a telecommunications common carrier pursuant to the Telecommunications Legislation, and to ensure that Call-Net and any Canadian corporation in which Call-Net has an interest is not otherwise in breach of the Telecommunications Legislation or licences issued to it or to any Canadian subsidiary, associate or affiliate of it under the Telecommunications Legislation, the Articles of Call-Net impose certain restrictions on the issue and transfer of the Common Shares and the exercise of voting rights attached thereto (the “Conditions of Restriction”) as applicable to the Constrained Class, as described below.
      The Board has implemented Conditions of Restriction for any person who is not a Canadian or who is a member of the Constrained Class (the “Rules”).
      Pursuant to the Rules, the Board must not issue and shall refuse to register a transfer of, or allow the exercise of voting rights attached to Common Shares, in circumstances that would result in persons of the Constrained

Class holding more than 33 1/3% of the outstanding number of Common Shares (or such different percentage as may be prescribed from time to time under the Telecommunications Legislation).
      “Constrained Class” means persons who are not Canadians within the meaning of that term in the Regulations made under the Telecommunications Act (Canada).
ADDITIONAL INFORMATION
      Call-Net will provide to any person or company, upon receipt of a request by the Secretary of Call-Net, a copy of:

(i)	the most recent Annual Information Form (“AIF”), together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

(ii)	the most recently filed audited annual consolidated financial statements, together with the accompanying report of the auditor, and any unaudited interim consolidated financial statements that have been filed for any period after the end of its most recently completed financial year; and

(iii)	the information circular in respect of its most recent annual meeting of shareholders.
      Copies of these documents can also be found at www.sedar.com. and www.sec.gov.

APPROVAL OF BOARD
      The contents and the sending of this Circular have been approved by the Board of Directors of Call-Net.
      DATED at Toronto, Ontario, this 25th day of May, 2005.

BY ORDER OF THE BOARD

Lawrence G. Tapp, Chair

CONSENT OF RCI’S AUDITORS
To the Board of Directors of
Call-Net Enterprises Inc.
      We have read the management proxy circular of Call-Net Enterprises Inc. (“Call-Net”) dated May 25, 2005 relating to the arrangement involving Call-Net and Rogers Communications Inc. (“RCI”). We have complied with Canadian generally accepted standards for an auditors’ involvement with offering documents.
      We consent to the incorporation by reference in the above-mentioned management proxy circular of our report to the shareholders of RCI on the consolidated balance sheets of RCI as at December 31, 2004 and 2003 and the consolidated statements of income, deficit and cash flows for each of the years in the two-year period ended December 31, 2004. Our report is dated February 15, 2005, except as to note 23, which is as of March 7, 2005 and except as to note 2(s)(i), which is as of May 20, 2005.
/s/ KPMG LLP
Chartered Accountants
Toronto, Canada
May 25, 2005

CONSENT OF CALL-NET’S AUDITORS
To: The Board of Directors of Call-Net Enterprises Inc.:
      We have read the management proxy circular of Call-Net Enterprises Inc. (“Call-Net”) dated May 25, 2005 relating to the arrangement between Call-Net and Rogers Communications Inc. We have complied with Canadian generally accepted standards for an auditors’ involvement with offering documents.
      We consent to the incorporation by reference in the above-mentioned management proxy circular of our report to the shareholders of Call-Net on the consolidated balance sheet of Call-Net as at December 31, 2004 and the consolidated statements of operations and deficit and cash flows for the year ended December 31, 2004. Our report is dated February 21, 2005. Our report also refers to our audit of the adjustments that were applied to revise the Call-Net consolidated financial statements as at and for the year ended December 31, 2003 and for the nine months ended December 31, 2002 for the changes in Call-Net’s accounting policies for stock-based compensation and asset retirement obligations, as more fully described in note 2 to the consolidated financial statements.
/s/ KPMG LLP
Chartered Accountants
Toronto, Canada
May 25, 2005
CONSENT OF ERNST & YOUNG LLP
To: The Board of Directors of Call-Net Enterprises Inc.:
      We have read the Management Proxy Circular of Call-Net Enterprises Inc. dated May 25, 2005 relating to the arrangement involving Call-Net Enterprises Inc. and Rogers Communications Inc. We have complied with Canadian generally accepted standards for an auditors’ involvement with offering documents.
      We consent to the incorporation by reference in the above-mentioned Management Proxy Circular of our report to the shareholders of Call-Net Enterprises Inc. on the consolidated financial statements as at December 31, 2003 and for the periods in the years ended December 31, 2003 and 2002 prior to the adjustments for changes in Call-Net Enterprises Inc.’s accounting policies as described in Note 2 to the consolidated financial statements as at and for the year ended December 31, 2004. Our report is dated February 13, 2004 [except for note 21 which is at February 20, 2004].
/s/ Ernst & Young LLP
Chartered Accountants
Toronto, Canada
May 25, 2005

APPENDIX A: FORM OF RESOLUTION
RESOLUTION OF THE SHAREHOLDERS — ARRANGEMENT RESOLUTION
RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Call-Net Enterprises Inc. (the “Corporation”), pursuant to the arrangement agreement (the “Arrangement Agreement”) between the Corporation and Rogers Communications Inc. (“RCI”), made as of May 11, 2005, all as more particularly described and set forth in the management proxy circular (the “Circular”) of the Corporation dated May 25, 2005, accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended), is approved.

2.	The plan of arrangement (the “Plan of Arrangement”) involving the Corporation and implementing the Arrangement, the full text of which is set out in Schedule 1.1 of the Arrangement Agreement (as the Plan of Arrangement may be, or may have been, modified or amended), is approved.

3.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Corporation, or that the Arrangement has been approved by the Court (as defined in the Circular), the directors of the Corporation are authorized without further notice to, or approval of, the shareholders of the Corporation (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, including, without limitation, in connection with any dissent provisions that are (x) approved by the Court in its discretion, and also (y) approved by RCI and the Corporation, each acting reasonably, or (ii) not to proceed with the Arrangement.

4.	Any officer or director of the Corporation is authorized to execute articles of arrangement and such other documents as are necessary or desirable and deliver same to the Director under the CBCA in accordance with the Arrangement Agreement for filing.

5.	Any officer or director of the Corporation is authorized to execute and deliver all other documents and do all acts or things as may be necessary or desirable to give effect to this resolution.

A-1

APPENDIX B: ARRANGEMENT AGREEMENT
ROGERS COMMUNICATIONS INC.
- and -
CALL-NET ENTERPRISES INC.
ARRANGEMENT AGREEMENT
made as of May 11, 2005

ARRANGEMENT AGREEMENT
      THIS AGREEMENT made as of the 11th day of May, 2005
      BETWEEN:

ROGERS COMMUNICATIONS INC., a corporation subsisting under the laws of British Columbia

(hereinafter referred to as the “Purchaser”)

- and -

CALL-NET ENTERPRISES INC., a corporation incorporated under the laws of Canada

(hereinafter referred to as “Call-Net”)
      THIS AGREEMENT WITNESSES THAT, in consideration of the premises and the respective covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:
ARTICLE 1
DEFINITIONS AND PRINCIPLES OF INTERPRETATION
1.1 Definitions
      In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

“Acquisition Proposal” means any (i) merger, amalgamation, statutory arrangement, recapitalization or take-over bid, (ii) sale of assets (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale of assets) having a fair market value in excess of Cdn.$10 million, (iii) any liquidation and/or (iv) any sale of a material number of shares or rights or interests therein or thereto or similar transactions involving any of the Call-Net Entities, or a proposal to do so, excluding the Arrangement and excluding any such sale pursuant to presently outstanding Call-Net PUs or Call-Net Options in accordance with the terms thereof;

“Affiliate” has the meaning ascribed thereto by the CBCA on the date hereof;

“Agreement” means this arrangement agreement including the schedules hereto as the same may be supplemented or amended from time to time;

“Appropriate Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute, rule or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities, regulatory agencies or self-regulatory organizations, as set out in Schedule 1.1 — Appropriate Regulatory Approvals;

“Arrangement” means the arrangement involving the Purchaser and Call-Net under the provisions of section 192 of the CBCA on the terms and conditions set forth in this Agreement resulting, inter alia, in the acquisition by the Purchaser of, among other things, all of the outstanding equity shares in the capital of Call-Net, all on such terms as are consistent with the provisions hereof, all as more particularly described in Schedule 1.1 — Plan of Arrangement;

“Arrangement Resolution” means the special resolution of the Call-Net Shareholders, approving the Arrangement, such resolution to be in form and substance acceptable to the Purchaser acting reasonably;

“Articles of Arrangement” means the articles of arrangement of Call-Net to be filed with the Director in connection with the Arrangement;

“Business Day” means any day, other than a Saturday, Sunday or any other day on which the principal chartered banks located in Toronto, Ontario are not open for business during normal banking hours;

“Call-Net Confidentiality Obligation” means the confidentiality agreement dated May 9, 2005 between the Purchaser and Call-Net, among other things, pertaining to Call-Net’s confidentiality obligations in relation to confidential information it receives from the Purchaser;

“Call-Net Counsel” means Goodmans LLP;

“Call-Net Deferred Share Unit Plan” means the deferred share unit plan effective July 31, 2003;

“Call-Net Disclosure Letter” means that certain letter dated as of the date hereof and delivered by Call-Net to the Purchaser entitled “Arrangement Agreement Disclosure Letter” including the schedule to such letter containing the data room index listing all of the written or electronic information contained in the documents provided to the Purchaser or its Representatives as of the date hereof;

“Call-Net Disclosure Materials” means the Call-Net Disclosure Letter and all documents filed by Call-Net on, and available as of the date hereof on, SEDAR, the System for Electronic Delivery and Retrieval;

“Call-Net Employee Plan” has the meaning ascribed thereto in section 3.1(u);

“Call-Net Entities” means, collectively, Call-Net and its Subsidiaries;

“Call-Net Financial Statements” means the audited consolidated financial statements of Call-Net for the year ended December 31, 2004;

“Call-Net Intellectual Property” means Intellectual Property acquired, licensed to, created or developed by, for or on behalf of any of the Call-Net Entities by any Person, and all registrations, applications for registration, reissues, extensions, renewals, divisions, continuations, continuations-in-part, proprietary information, documentation, licences and other agreements relating to the foregoing;

“Call-Net Meeting” means the special meeting of the Call-Net Shareholders (including any adjournments or postponements thereof) to be held to consider and, if deemed advisable, to approve the Arrangement;

“Call-Net Options” means the Call-Net share purchase options granted under Call-Net’s Incentive Stock Option Plan and being outstanding and unexercised on the date hereof;

“Call-Net PUs” means the restricted stock units granted under Call-Net’s Restricted Stock Unit Plan and deferred stock units granted under Call-Net’s Deferred Share Unit Plan, in each case to the extent outstanding on the date hereof;

“Call-Net Restricted Stock Unit Plan” means the restricted stock unit plan dated April 10, 2002, as amended effective May 4, 2005 and “Restricted Stock Units” means units issued thereunder;

“Call-Net Shareholder Rights Plan” means the shareholder rights plan agreement dated as of May 7, 2004 between Call-Net and CIBC Mellon Trust Company, as it may be amended from time to time;

“Call-Net Shareholders” means the holders of Call-Net Shares;

“Call-Net Shares” means the Class B Non-Voting Shares and the Common Shares;

“Capital Lease” means any lease of any property (whether real, personal or mixed) by any Person as lessee that, in accordance with GAAP, either would be required to be classified and accounted for as a capital lease on a balance sheet of such Person or would otherwise be disclosed as such in a note to such balance sheet including the obligation referred to in the Call-Net Financial Statements as the “right of way liability”;

“Capitalized Lease Obligations” means, as of any date, the amount of the obligation of the lessee under a Capital Lease that, in accordance with GAAP, would appear on a balance sheet of such lessee in respect of such Capital Lease or otherwise be disclosed as such in a note to such balance sheet,

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, and, except where otherwise expressly provided, any amendments thereto;

“Charter Documents” means articles and by-laws and similar constating documents of a corporation;

“Claim” means any claim, demand, action, suit, litigation, charge, prosecution or other proceeding;

“Class B Non-Voting Shares” means the Class B Non-Voting Shares in the capital of Call-Net;

“Common Shares” means common shares in the capital of Call-Net;

“Contract” means any contract, agreement, license (for greater certainty, whether issued by any Governmental Entity or otherwise), franchise, lease, permit (for greater certainty, whether issued by any Governmental Entity or otherwise), arrangement, commitment or other right or obligation to which any of the Call-Net Entities is a party or by which any of the Call-Net Entities is bound or affected or which is held by any of them;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Director” means the Director appointed under section 260 of the CBCA;

“Dissent Rights” means the rights of dissent in favour of registered Call-Net Shareholders in respect of the Arrangement as shall be described in the Plan of Arrangement;

“Effective Date” means the date upon which the Arrangement becomes effective as established by the date of issue shown on the Certificate issued by the Director pursuant to the CBCA;

“Effective Time” means 12:01 a.m. (Eastern Time) on the Effective Date;

“Environmental Laws” means all applicable federal, provincial, state, local and foreign laws, imposing liability or standards of conduct for or relating to the regulation of activities, materials, substances or wastes in connection with or for or to the protection of human health, safety, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation) and under common law;

“Environmental Liabilities” means, with respect to any person, all liabilities, obligations, responsibilities, response, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs, losses, damages, punitive damages, property damages, natural resource damages, consequential damages, treble damages, costs and expenses, fines, penalties and sanctions incurred as a result of or related to any claim, suit, action, administrative order, investigation, proceeding or demand by any person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law, relating to any environmental matter arising under or related to any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release or presence of a Hazardous Material whether on, at, in, under, from or about or in the vicinity of any real or personal property;

“Environmental Permits” means all permits, licenses, written authorizations, certificates, approvals, program participation requirements, sign-offs or registrations required by or available with or from any Governmental Entity under any Environmental Laws;

“Final Order” means the order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

“GAAP” means generally accepted accounting principles as set forth in the Handbook of the Canadian Institute of Chartered Accountants, as amended from time to time;

“Governmental Entity” means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign, (ii) any subdivision, agent, commission, board, or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Guaranteed Indebtedness” means, with respect to any Person, any obligation of such Person guaranteeing or providing indemnification or insurance with respect to, any indebtedness, lease, dividend, or other obligation (a “primary obligation”) of any other Person (the “primary obligor”) in any manner, including any obligation or arrangement of such Person:

(a)	to purchase or repurchase any such primary obligation,

(b)	to advance or supply funds (i) for the purchase or payment of any such primary obligation or (ii) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency or any balance sheet condition of the primary obligor,

(c)	to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation, or

(d)	to indemnify the owner of such primary obligation against loss in respect thereof;

“Hazardous Material” means any substance, material or waste which is regulated by, or forms the basis of liability under, any Environmental Laws, including any material or substance which is defined as a “solid waste”, “hazardous waste”, “hazardous material”, “hazardous substance”, “dangerous good”, “extremely hazardous waste”, “restricted hazardous waste”, “pollutant”, “contaminant”, “hazardous constituent”, “special waste”, “toxic substance” or other similar term or phrase under any Environmental Laws, or petroleum or any fraction or by-product thereof, asbestos, substances used for dry-cleaning and the waste and breakdown products thereof, polychlorinated biphenyls (PCB’s), or any radioactive substance;

“including” means including without limitation;

“Indebtedness” of a Person means:

(a)	all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services (including reimbursement and all other obligations with respect to surety bonds, letters of credit, note purchase obligations and bankers’ acceptances, whether or not matured),

(b)	all obligations of such Person evidenced by notes, bonds, debentures or similar instruments or covenants to create the same,

(c)	all indebtedness of such Person created or arising under any conditional sale or other title retention agreements with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property),

(d)	all Capitalized Lease Obligations of such Person and obligations under sale leasebacks,

(e)	all Guaranteed Indebtedness of such Person,

(f)	all Purchase-Money Indebtedness of such Person,

(g)	all obligations of such Person under commodity purchase or option agreements or other commodity price hedging arrangements, in each case whether contingent or matured,

(h)	all obligations of such Person under any foreign exchange contract, currency swap agreement, interest rate swap, cap or collar agreement or other similar agreement or arrangement designed to alter the risks of that Person arising from fluctuations in currency values or interest rates, in each case whether contingent or matured,

(i)	all redemption obligations of such Person in respect of redeemable preferred shares and mandatory dividend obligations, and

(j)	all indebtedness of any Person of the type referred to in the preceding items of this definition secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property (including accounts and contract rights) owned by such Person, even if such Person has not assumed or become liable for the payment of such Indebtedness; and

for greater certainty, Indebtedness does not include operating leases or operating lease obligations of any Person;

“Indenture” means the trust indenture dated as of April 10, 2002 between Call-Net and Bankers Trust Company, as trustee, pursuant to which Call-Net issued the Senior Notes;

“Intellectual Property” means:

(i)	copyrights in any original works and all rights in any works not subject to copyright, design elements, ordering of content, graphic user interface, ideas or concepts, treatments drafts or fictitious characters,

(ii)	trade-marks, including both registered and unregistered trade-marks and service marks, designs, logos, indicia, distinguishing guises, trade dress, trade names, domain names, business names, any other source or business identifiers, and all goodwill associated with the foregoing, and

(iii)	trade secrets, confidential information and know-how, innovations, processes, technology, reports and studies, data, business information, research designs, research results, patents and patent applications and notes, prototypes, drawings, and design and construction specifications;

“Interim Order” means the interim order of the Court made pursuant to the application therefor contemplated by section 2.2 (or any variation thereof);

“ITA” means the Income Tax Act (Canada) as now in effect and as it may be amended from time to time prior to the Effective Date;

“Laws” means all laws, statutes, codes, ordinances, decrees, rules, orders-in-council, regulations, by-laws, statutory rules, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, statutory body, or self-regulatory authority (including stock exchanges or markets), and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

“Liens” means any mortgage, hypothec, lien, pledge, security interest, adverse claim, lease, option, right of third parties or other charge or encumbrance, including the lien on retained title of a conditional vendor and any easement, right of way or other encumbrance on title to real property;

“Material Adverse Effect” means:

(i)	in relation to Call-Net and/or any of the Call-Net Entities, any change, matter, condition, event, development, action or thing that has an effect that is material and adverse to the assets, business, operations, prospects or financial condition of the Call-Net Entities on a consolidated basis other than any matter, condition, event, development or action relating to:

(A)	the North American or global economy including general political, financial or economic conditions or securities markets in general, including any reduction in major market indices,

(B)	the announcement or pendency of the Arrangement or compliance by Call-Net with the terms and conditions of this Agreement,

(C)	the Canadian telecom industry in general and not specifically relating to the Call-Net Entities

(D)	changes in Laws of general applicability or the interpretation of those Laws by Governmental Entities;

(E)	any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof;

(F)	any change in the market price or trading volume of any of the Call-Net Shares;

(G)	the completion of, or failure by Bell Canada to complete, any of the transactions described by Call-Net in its press release of May 2, 2005;

(H)	any failure by Call-Net to meet any earnings estimates of equity analysts, for any period; or

(I)	any actual or threatened litigation by any shareholder, whether by way of class action, derivative proceeding or otherwise arising from allegations of breach of fiduciary duty relating to this Agreement or the transactions contemplated hereby;

provided that any matter of which the Purchaser has actual knowledge on the date hereof shall be deemed not to constitute a “Material Adverse Effect” and shall not be considered in determining whether a “Material Adverse Effect” has occurred; and

(ii)	in relation to the Purchaser and/or any of its Subsidiaries, any change, matter, condition, event, development, action or thing that has an effect that is material and adverse to the assets, business, operations, prospects or financial condition of the Purchaser and its Subsidiaries on a consolidated basis other than any matter, condition, event, development or action relating to:

(A)	the North American or global economy including general political, financial or economic conditions or securities markets in general, including any reduction in major market indices,

(B)	the announcement or pendency of the Arrangement or compliance by the Purchaser with the terms and conditions of this Agreement,

(C)	the Canadian telecom, cable, broadcasting and/or media industry in general and not specifically relating to the Purchaser or any of its Subsidiaries or

(D)	changes in Laws of general applicability or the interpretation of those Laws by Governmental Entities;

(E)	any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof;

(F)	any change in the market price or trading volume of any of the RCI Class B Shares;

(G)	any failure by the Purchaser to meet any earnings estimates of equity analysts, for any period; or

(H)	any actual or threatened litigation by any shareholder, whether by way of class action, derivative proceeding or otherwise arising from allegations of breach of fiduciary duty relating to this Agreement or the transactions contemplated hereby;

provided that any matter of which Call-Net has actual knowledge on the date hereof shall be deemed not to constitute a “Material Adverse Effect” and shall not be considered in determining whether a “Material Adverse Effect” has occurred;

“Material Contract” of the Call-Net Entities means (i) each Contract involving current and future aggregate actual or contingent obligations to pay (including advances) to or by a Call-Net Entity of more than Cdn. $3,000,000 in any one year or Cdn.$10,000,000 during the entire term (including, if applicable, any renewals thereof), (ii) each Contract relating to current or future Indebtedness of Cdn.$1,000,000 or more; (iii) each Contract related to litigation or settlement thereof which does or could have any actual or contingent obligations or entitlements of any of the Call-Net Entities which have not been fully satisfied prior to the date of this Agreement, other than such Contracts which, individually or together, would have aggregate obligations or entitlements of not more than Cdn.$1,000,000, (iv) any Contract with any Governmental Entity for which a Call-Net Entity is indebted to or is to pay, to the knowledge of Call-Net, the Government Entity Cdn.$1,000,000 or more or for which a Government Entity is indebted or is to pay, to the knowledge of Call-Net, a Call-Net Entity Cdn. $1,000,000 or more (together with the documents previously or currently required to be delivered to the Government Entity in order for a Call-Net Entity to be paid any such amount); (vii) any Contract that (A) limits or purports to limit in any material respect the ability of any of the Call-Net Entities or any key executives of any of the Call-Net Entities, to compete in any line of business or with any Person or in any geographic area or during any period of time, (B) limits or purports to limit in any material respect the ability of any of the Call-Net Entities to solicit any customers, clients or service or product providers of the other parties thereto or (C) requires any of the Call-Net Entities to acquire for aggregate consideration of more than Cdn.$1 million, and as a result to market, co-market or distribute any services or products, or provides for exclusive distribution or representation rights to a Person to market or distribute, any services or products, (viii) any joint venture, partnership or shareholders’ agreement, (ix) any Contract involving a sharing of profits, losses, costs or liabilities by any of the Call-Net Entities with any third party that would result in one or more third parties being entitled to more than Cdn.$1,000,000 in the aggregate, (x) any Contract the termination of which would reasonably be expected to have a Material Adverse Effect and (xi) any Contract with annual payments by a Call-Net Entity in excess of Cdn. $1,000,000 with a term or commitment to or by a Call-Net Entity that may reasonably extend beyond one year and which cannot be terminated without penalty on less than 60 days’ notice or which is outside the ordinary course of business;

“Material Subsidiaries” means the Call-Net Entities listed in Schedule 3.1(a) attached hereto and designated therein as a “Material Subsidiary”;

“Misrepresentation” has the meaning ascribed thereto in the Securities Act;

“ordinary course” or “ordinary course of business” when used in relation to the conduct of a Call-Net Entity means any transaction which constitutes an ordinary day-to-day business activity conducted in a manner consistent with the past practices of the applicable Call-Net Entity;

“Person” includes any individual, firm, partnership, limited liability company, unlimited liability company, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means, in relation to the Arrangement, the plan of arrangement substantially in the form and having the content of as Schedule 1.1 — Arrangement and any amendments or variations thereto made in accordance with section 7.1 or made at the direction of the Court in the Final Order;

“Pre-Effective Date Period” means the period beginning on the date of execution hereof to and including the Effective Time;

“Proxy Circular” means the management proxy circular of Call-Net to be prepared and sent to Call-Net Shareholders in connection with the Call-Net Meeting, including the exhibits thereto;

“Purchase Money Indebtedness” means, with respect to any Person, all obligations of such Person (i) consisting of the deferred purchase price of any property, conditional sale obligations, obligations under any title retention agreement and other purchase money obligations, in each case, where the maturity of such obligation does not exceed the anticipated useful life of the property or (ii) incurred to finance the acquisition of such property, including additions and improvements;

“Purchaser Confidentiality Obligation” means the confidentiality and standstill agreement dated March 15, 2005 between the Purchaser and Call-Net, among other things, pertaining to the Purchaser’s confidentiality obligations in relation to confidential information it receives from Call-Net;

“Purchaser’s Counsel” means Fasken Martineau DuMoulin LLP, or such other counsel as may be designated by the Purchaser;

“Release” means any release, threatened release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Material in the indoor or outdoor environment, including the movement of Hazardous Material through or in the air, soil, surface water, ground water or property;

“Representatives” has the meaning ascribed thereto in section 5.6;

“RCI Class B Shares” means Class B Non-Voting shares in the capital of the Purchaser;

“Rogers Entities” means, collectively, the Purchaser and its Subsidiaries;

“Rogers Financial Statements” means the audited consolidated financial statements of the Purchaser for the year ended December 31, 2004;

“Securities Act” means the Securities Act (Ontario), as now in effect and as it may be amended from time to time prior to the Effective Date;

“Senior Notes” means the 10.625% Senior Secured Notes due December 31, 2008 issued by Call-Net pursuant to the Indenture;

“Solvent” means, (i) with respect to any Person that is subject to insolvency laws of Canada or any other country other than the United States of America, that on a particular date, (A) the property of such Person is sufficient, if disposed of at a fairly conducted sale under legal process, to enable payment of all its obligations, due and accruing due, (B) such Person has not ceased paying its current obligations in the ordinary course of business as they generally become due; (C) such Person is not for any reason unable to meet its obligations as they generally become due and (D) such Person is not insolvent for purposes of section 192(3) of the CBCA, and, (ii) with respect to any Person that is subject to insolvency laws of the United States of America, that at a particular date (A) the fair value of the property of such Person is greater than the total amount of liabilities, including contingent liabilities, of such Person; (B) the present fair saleable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured; (C) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person’s ability to pay as such debts and liabilities mature, and (D) such Person is not engaged in a business or transaction, and is not about to engage in a business or transaction, for which such Person’s property would constitute an unreasonably small capital. The amount of contingent liabilities (such as litigation, guarantees and pension plan liabilities) at any time shall be computed as the amount which, in light of all the facts and circumstances existing at the time, represents the amount which can reasonably be expected to become an actual or matured liability;

“Sprint Agreement” means the Amended and Restated Technology and Service Provisioning Agreement dated April 1, 2002 between Call-Net and Sprint Communications Company, L.P. as amended by the Amendment to Amended and Restated Technology and Service Provisioning Agreement dated May 13, 2003, the Amendment to Amended Restated Technology and Service Provisioning Agreement dated June 3, 2003 and the Memorandum of Understanding dated March 15, 2005 between Call-Net and Sprint Communications Company, L.P.;

“Subsidiary” has the meaning ascribed thereto by the CBCA on the date hereof;

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal made or received under circumstances that the Call-Net board of directors determines in good faith, after consultation with its financial advisors and outside counsel, would, if consummated in accordance with its terms, result in a transaction which is (A) more favourable to the holders of Call-Net Shares from a financial point of view than the transactions contemplated by this Agreement, and (B) reasonably capable of completion taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal;

“Tax” and “Taxes” means, with respect to any Person, (i) all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes (including goods and services tax), transfer taxes, land transfer taxes, franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, Canada Pension Plan (and any provincial pension plan) premiums, excise, social security premiums, workers’ compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such Person, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing, and (ii) any liability of such Person for the payment of any amount of the type described in the immediately preceding clause (i) of another Person;

“Tax Returns” means all returns, declarations, elections, reports, information returns and statements required to be filed with any taxing authority relating to Taxes (including any attached schedules), including any information return, claim for refund, amended return and declaration of estimated Tax; and

“Termination Entitlements” means the entitlement to compensation from any of the Call-Net Entities, whether through cash payment or the entitlement to be issued securities or other assets, of any Person as a result of the Arrangement or the transactions to be carried out in connection therewith, including with respect to payments made or to be made to any Person pursuant to the Call-Net Restricted Stock Unit Plan or on termination of Call-Net’s Deferred Share Unit Plan or as a retention payment or on a termination of employment or retention (excluding any termination of employment entitlement arising solely pursuant to the common law).
1.2 Currency
      All amounts of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.
1.3 Interpretation Not Affected Headings, etc.
      The division of this Agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of the provisions of this Agreement. Unless otherwise indicated, all references to an article section or other portion followed by a number and/or a letter refer to the specified article, section or other portion of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement as a whole and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.
1.4 Number and Gender
      Unless the context otherwise requires, words importing the singular number only shall include the plural and vice versa and words importing the use of either gender shall include both genders and neuter.
1.5 Date for Any Action
      In the event that any date on which any action is required to be taken hereunder by any party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.
1.6 Knowledge
      Where a statement is made “to the knowledge of” Call-Net or refers to information “known to” Call-Net, it is based on the actual knowledge after reasonable inquiry of William Linton, President and Chief Executive Officer of Call-Net, Roy Graydon, Executive Vice President and Chief Financial Officer of Call-Net, Jean Brazeau, Senior Vice-President, Regulatory and Strategic Partnerships of Call-Net, Serge Babin, Senior Vice-President and Chief Technology Officer of Call-Net, Eric Dobson, Senior Vice President, Business and Carrier Services of Call-Net, and Phil Hartling, Senior Vice President, Consumer and Small Office Home Office Services of Call-Net.
1.7 Entire Agreement
      This Agreement, the agreements and other documents herein referred to and the Purchaser Confidentiality Obligation and the Call-Net Confidentiality Obligation, which shall remain in full force and effect, constitute the entire agreement between the parties hereto pertaining to the terms of the Arrangement and ancillary arrangements and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the terms of the Arrangement and such arrangements. For greater certainty, each of the Purchaser and Call-Net acknowledges to the other of them that the Purchaser

Confidentiality Obligation and the Call-Net Confidentiality Obligation, respectively, shall survive the termination of this Agreement.
1.8 Governing Law
      This Agreement shall be governed by and be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as an Ontario contract.
1.9 Schedules
      The following are the schedules attached to and incorporated by reference in this Agreement:
Schedule 1.1 — Appropriate Regulatory Approvals
Schedule 1.1 — Plan of Arrangement
Schedule 3.1 — Material Subsidiaries
Schedule 6.1(d) — Other Government Approvals
ARTICLE 2
ARRANGEMENT AND RELATED MATTERS
2.1 Implementation Steps by Call-Net
      Call-Net covenants in favour of the Purchaser that Call-Net shall:

(a)	on or before May 24, 2005 bring an application before the Court pursuant to section 192 of the CBCA for the Interim Order, in a manner and form acceptable to the Purchaser and Call-Net, acting reasonably, providing for, among other things, the calling and holding of the Call-Net Meeting on or about June 30, 2005 and in any event by July 6, 2005, and thereafter proceed with and diligently pursue obtaining the Interim Order except to the extent any delay beyond such dates is due to the Purchaser’s failure to comply on a timely basis with its obligations hereunder;

(b)	call and hold the Call-Net Meeting for the purpose of the Call-Net Shareholders considering the Arrangement Resolution and (provided that the prior approval therefor has been obtained from the Purchaser (which approval shall not be unreasonably withheld or delayed)), for any other proper purpose as may be set out in the notice for such meeting;

(c)	if the Arrangement Resolution is approved at the Call-Net Meeting as required by the Interim Order, bring an application, as soon as reasonably practicable after the Call-Net Meeting, before the Court pursuant to section 192 of the CBCA for the Final Order in a manner and form acceptable to the Purchaser acting reasonably, and thereafter proceed with and diligently pursue obtaining the Final Order in such form;

(d)	if the Final Order is obtained, subject to the satisfaction or waiver of the conditions set forth in Article 6, as soon as reasonably practicable thereafter, file Articles of Arrangement, and such other documents as may be required in connection therewith under the CBCA with the Director to give effect to the Arrangement pursuant to section 192 of the CBCA in a manner and form acceptable to the Purchaser acting reasonably;

(e)	instruct Call-Net Counsel to bring the applications referred to in subsections (a) and (c) of this section in co-operation with Purchaser’s Counsel and on a timely basis;

(f)	permit the Purchaser and the Purchaser’s Counsel to review and comment upon drafts of all material to be filed by Call-Net with the Court or any securities regulatory authority in connection with the Arrangement (including the Proxy Circular) prior to the service (if applicable) and/or filing of that material and give reasonable consideration to such comments. Call-Net shall also provide to the Purchaser’s Counsel on a timely basis copies of any notice of appearance or other court documents served on Call-Net or its counsel in respect of the application for the Final Order or any appeal therefrom and of any notice, whether written or oral, received by Call-Net indicating any intention to appeal the Final Order. and

(g)	The parties will consider modifications to the structure outlined herein including having an Affiliate of the Purchaser acquire some of the Call-Net Shares for RCI Class B Shares or proceeding by way of a statutory amalgamation or take-over bid in lieu of the Arrangement provided that any such modification is commercially reasonable and does not prejudice the interests of either party or, in the case of Call-Net, the Call-Net Shareholders in any material respect (including the ability of any holder of Call-Net Shares who is subject to tax in Canada on the disposition of its Call-Net Shares) to defer any Taxes that may arise on the implementation of and by virtue of any such modifications to the Plan of Arrangement.

2.2 Interim Order
      The notice of motion for the application referred to in section 2.1(a) shall request that the Interim Order provide:

(a)	for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the Call-Net Meeting and for the manner in which such notice is to be provided;

(b)	that the requisite approval for the Arrangement Resolution by the Call-Net Shareholders shall be for the Call-Net Shares (without regard to class), two-thirds of the votes cast on the Arrangement Resolution by Call-Net Shareholders of both the Class B Non-Voting Shares and the Common Shares voting together as one class of shares, present in person or by proxy at the Call-Net Meeting;

(c)	that, in all other respects, the terms, restrictions and conditions of the Charter Documents of Call-Net, including quorum requirements and all other matters, shall apply in respect of the Call-Net Meeting;

(d)	for the grant of the Dissent Rights; and

(e)	for such other matters as the Purchaser may require subject to obtaining the prior consent of Call-Net, such consent not to be unreasonably withheld.
2.3 Articles of Arrangement
      The Articles of Arrangement shall, with such other matters as are necessary to effect the Arrangement and all as subject to the provisions of the Plan of Arrangement, implement the Plan of Arrangement. The Articles of Arrangement shall be in form satisfactory to the Purchaser and Call-Net, each acting reasonably.
2.4 Proxy Circular
      As promptly as reasonably practicable after the execution and delivery of this Agreement, with a view to completion of the Arrangement within two Business Days of satisfaction or waiver of the conditions precedent set forth herein but in any event by September 30, 2005, except to the extent any delay beyond such date is due to the Purchaser’s failure to comply on a timely basis with its obligations under section 2.5(b) and, for purposes of giving effect to section 2.1(b), Call-Net, in consultation with the Purchaser, will prepare the Proxy Circular together with any other documents required by the CBCA or other applicable Laws in connection with the Arrangement and the Call-Net Meeting with a view to mailing the Proxy Circular by May 26, 2005 and convening the Call-Net Meeting no later than June 30, 2005. The Proxy Circular and such other documents shall be in form and substance satisfactory to the Purchaser and the Purchaser’s Counsel acting reasonably. Call-Net will file the Proxy Circular and any other documentation required to be filed under applicable Law in all jurisdictions where the Proxy Circular is required to be filed by Call-Net and mail or cause to be mailed the Proxy Circular and any other documentation required to be mailed under applicable Law to the Call-Net Shareholders, the directors of Call-Net, the auditors of Call-Net and any other required Persons on or before May 26, 2005, except to the extent any delay beyond such date is due to the Purchaser’s failure to comply on a timely basis with its obligations under section 2.5(b), all in accordance with the terms of the Interim Order and applicable Law. The Purchaser will provide such assistance as Call-Net may reasonably request in such regard.

      Call-Net shall diligently do all such acts and things as may be necessary to comply, in all material respects, with National Instrument 54-101 of the Canadian Securities Administrators in relation to the Call-Net Meeting and, without limiting the generality of the foregoing, shall, in consultation with the Purchaser, use all commercially reasonable efforts to abridge the timing contemplated by such National Instrument as provided in section 2.20 thereof (it being agreed that such efforts may not necessarily include the making of an application for a waiver of or exemption from such National Instrument).
2.5 Preparation of Filings, etc.

(a)	Each of the Purchaser and Call-Net shall proceed diligently, in a co-ordinated fashion and use its commercially reasonable efforts to co-operate in the preparation of the Proxy Circular as described in section 2.4, any exemption applications or orders and, subject to section 4.1, any other documents deemed reasonably necessary by any of them to discharge their respective obligations under applicable Laws in connection with the Arrangement.

(b)	Subject to section 4.1, each of the Purchaser and Call-Net shall furnish to the other of them, on a timely basis, all information as may be required to effectuate the foregoing actions, and each covenants that no information so furnished by it in writing in connection with those actions or otherwise in connection with the consummation of the Arrangement will contain any Misrepresentation. Each of the parties will ensure that the information relating to it which is provided in the Proxy Circular will not contain any Misrepresentation.

(c)	Each of the Purchaser and Call-Net shall promptly notify the other of them if, at any time before the Effective Time, it becomes aware that the Proxy Circular contains a Misrepresentation or that otherwise requires an amendment or supplement to the Proxy Circular. In any such event, each of the parties will co-operate in the preparation of a supplement or amendment to the Proxy Circular, as the case may be, that corrects that Misrepresentation, and Call-Net will cause the same to be distributed to the Call-Net Shareholders and filed as required under applicable Law.

(d)	Call-Net shall ensure that the Proxy Circular complies with all applicable Laws and, without limiting the generality of the foregoing, that the Proxy Circular does not contain a Misrepresentation (except that this covenant does not speak with respect to any information relating to or provided by the Purchaser). The Purchaser shall ensure that no information regarding itself, its Subsidiaries or their respective directors, officers and shareholders delivered to Call-Net for inclusion in the Proxy Circular contains a Misrepresentation. Without limiting the generality of the foregoing, Call-Net shall ensure that the Proxy Circular provides the Call-Net Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Call-Net Meeting.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of Call-Net
      Call-Net hereby represents and warrants to and in favour of the Purchaser, and acknowledges that the Purchaser is relying upon such representations and warranties in entering into this Agreement and the transactions contemplated by this Agreement, that (except as disclosed in the Call-Net Disclosure Materials):

(a)	Organization and Good Standing — Each of the Call-Net Entities has been duly incorporated or formed under all applicable Laws, is validly organized and subsisting, has not been dissolved, is not an unlimited liability company or other unlimited liability entity, has full corporate or legal power, authority and capacity to own its properties and conduct its businesses as currently owned and conducted and is up-to-date in all corporate or partnership filings except where, individually or in the aggregate, such failure would not reasonably be expected to have a Material Adverse Effect. All of the outstanding shares of capital stock and other ownership interests of Call-Net and each of the remaining Call-Net Entities are validly issued, fully paid and non-assessable and all such shares and other ownership interests of the Call-Net Entities other than Call-Net are owned directly or indirectly, legally and beneficially by Call-Net or a Call-Net Entity, free and clear of all Liens other than those Liens disclosed in the Call-Net Disclosure Materials or pursuant to restrictions on transfer contained in Charter Documents (“Permitted Liens”). Call-Net has disclosed in the Call-Net Disclosure Materials the names, the jurisdictions of incorporation or organization, the shareholders, members, owners and beneficiaries and the ownership structure of each of the Call-Net Entities (excluding any Subsidiaries of Call-Net that are inactive and that hold no material assets) other than Call-Net as well as the directors, officers and partners, as applicable, thereof. No Call-Net Entity has any material ownership interest in any other Person, other than as disclosed in the Call-Net Disclosure Materials.

(b)	Capacity to Carry on Business — Each of the Call-Net Entities is licensed, registered and qualified as a corporation to do business and is in good standing in each jurisdiction in which the nature of its current business make such licence, registration or qualification necessary, and all such licences, registrations and qualifications are valid and subsisting and in good standing except where, individually or in the aggregate, the failure to be so licensed, registered or qualified or to be in good standing would not reasonably be expected to have a Material Adverse Effect.

(c)	Solvency, etc. — Call-Net itself and Call-Net on a consolidated basis is Solvent. None of the Call-Net Entities has committed an act of bankruptcy, proposed a compromise or arrangement to its creditors, had any petition for a receiving order in bankruptcy filed against it, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to have itself declared bankrupt or wound-up, taken any proceeding to have a receiver appointed, had any encumbrancer take possession of any of its property or assets, had an execution or distress become enforceable or become levied upon any of its property or assets or had any insolvency or receivership proceedings instituted against it which have not been cured or remedied.

(d)	Capitalization — The authorized capital of Call-Net is accurately and completely described in the Call-Net Financial Statements. As of the date hereof, there are 3,995,435 Common Shares, 31,894,515 Class B Non-Voting Shares and one Call-Net preferred share issued and outstanding, and 2,226,203 Common Shares are reserved for issuance (of which 1,302,169 are reserved for issuance in respect of the Call-Net Options and 924,034 are reserved for issuance in respect of the Call-Net PUs). In addition, 328,126 Call-Net PUs are currently outstanding, and are the only Call-Net PUs, and, based on an estimated Special Value (as defined in the Call-Net Restricted Stock Unit Plan) and estimated Share Price (as defined in the Call-Net Restricted Stock Unit Plan) of $9.00, the estimated aggregate contingent obligations under all Call-Net PUs, including after giving effect to the Arrangement, is Cdn.$2,953,133. The dates of issue, numbers, exercise prices and optionees of the Call-Net Options have been fully set out in the Call-Net Disclosure Materials. The particulars of all Call-Net PUs, including the grantees thereof and all relevant calculations for determining the contingent obligations thereunder for each grantee, have also been fully set out in the Call-Net Disclosure Materials. Except as described in the preceding sentences of this paragraph, (i) there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating any of the Call-Net Entities to issue or sell any shares of, or other ownership interests in, any of the Call-Net Entities or obligations of any kind convertible into or exchangeable for any shares of, or other ownership interests in, any of the Call-Net Entities, (ii) there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of any of the Call-Net Entities, (iii) there are no outstanding bonds, debentures or other evidences of indebtedness of any of the Call-Net Entities having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the Call-Net Shares or the shareholders of any Call-Net Entity on any matter and (iv) other than the Senior Notes, there are no outstanding contractual obligations of any of the Call-Net Entities to repurchase, redeem or otherwise acquire any of its outstanding securities or with respect to the voting or disposition of any outstanding securities of any of the Call-Net Entities.

      (e)   Authority and No Violation

(i)	Call-Net has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Call-Net and the consummation by Call-Net of the transactions contemplated by this Agreement have been duly authorized by its board of directors and no other corporate proceedings on its part or on the part of any other Call-Net Entity are necessary to authorize this Agreement, or the transactions contemplated hereby other than:

(A)	with respect to the Call-Net Meeting, Proxy Circular and other matters relating solely to the implementation of the Arrangement, the approval of the Call-Net board of directors, and

(B)	with respect to the completion of the Arrangement, subject to the Interim Order, the approval of at least two-thirds of the votes cast by the holders of the Call-Net Shares, voting as a single class on the Arrangement Resolution, present in person or represented by proxy at the Call-Net Meeting.

(ii)	This Agreement has been duly executed and delivered by Call-Net and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally and to general principles of equity.

(iii)	The Call-Net board of directors at its meeting on May 10, 2005 (A) determined unanimously that the Arrangement is in the best interests of Call-Net, (B) received an opinion from BMO Nesbitt Burns Inc. that, as of the date of this Agreement, the consideration offered under the Arrangement for each Call-Net Share is fair from a financial point of view to the Call-Net Shareholders and (C) determined unanimously to support and to recommend that the Call-Net Shareholders vote in favour of the Arrangement Resolution and, subject to the terms of this Agreement, will make such recommendation, and Call-Net will so represent in the Proxy Circular.

(iv)	The approval of this Agreement, the execution and delivery by Call-Net of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the transactions contemplated thereby, do not and will not:

(A)	result in a violation or breach of, require any consent to be obtained under or give rise to any termination rights or payment obligation under any provision of:

(1)	the Charter Documents of any of the Call-Net Entities, including any unanimous shareholder agreement, partnership agreement or any other agreement or understanding with any party holding an ownership interest in any of the Call-Net Entities;

(2)	subject to obtaining the Appropriate Regulatory Approvals relating to the Call-Net Entities, any Law, or

(3)	any Material Contract;

other than as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect;

(B)	give rise to any right of termination or acceleration of Indebtedness or cause any third party Indebtedness owing by any of the Call-Net Entities to come due or, other than the Senior Notes, to become subject to any offer to redeem or otherwise purchase same before its stated maturity or cause any available credit to cease to be available;

(C)	give rise to any right of termination of or require any consent or approval under any Material Contract or result in any Call-Net Entity being obliged to pay more or be subject to more onerous terms under any Material Contract;

(D)	result in the imposition of any Lien upon any of the assets of any of the Call-Net Entities;

(E)	to the knowledge of Call-Net, restrict, hinder, impair or limit the ability of any of the Call-Net Entities to carry on its business as and where it is now being carried on or as and where it is currently contemplated that it will be carried on in the future other than as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect; or

(F)	except for Termination Entitlements or pursuant to the letter agreement between Call-Net and BMO Nesbitt Burns Inc. dated May 21, 2004, as amended on December 18, 2004 and May 10, 2005, result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any advisor, consultant or other service provider to any of the Call-Net Entities under any Contract or to any director, officer or employee of any of the Call-Net Entities or increase any benefits otherwise payable under any Call-Net Employee Plan or result in the acceleration of time of payment or vesting of any such benefits that would reasonably be expected to have a Material Adverse Effect;

No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or any other Person (for such other Persons, in respect of a Material Contract) is required to be obtained by any of the Call-Net Entities in connection with the execution and delivery of this Agreement by Call-Net, the completion of the Arrangement or the consummation by any of the Call-Net Entities of the transactions contemplated hereby, other than (i) any approvals required by the Interim Order or the Final Order, (ii) filings with the Director under the CBCA, (iii) the Appropriate Regulatory Approvals relating to the Call-Net Entities and (iv) any other consents, approvals, authorizations, declarations or filings of or with a Governmental Entity which, if not obtained or effected, would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(f)	No Defaults — Subject to obtaining the Appropriate Regulatory Approvals relating to Call-Net, none of the Call-Net Entities is in default under, and there exists no event, condition or occurrence which, after the giving of notice or lapse of time or both, would constitute such a default or would give rise to a right of termination under any Material Contract or under other Contracts other than defaults which would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(g)	Absence of Certain Changes or Events — Since December 31, 2004, except as contemplated hereby,

(i)	each of the Call-Net Entities has conducted its business in the ordinary course, including as to the making of forward commitments,

(ii)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to the Call-Net Entities, on a consolidated basis, has been incurred other than in the ordinary course,

(iii)	there has not occurred any change which has had a Material Adverse Effect upon the Call-Net Entities taken together,

(iv)	there has been no redemption, repurchase or other acquisition of shares in any of the Call-Net Entities by any of the Call-Net Entities or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to Call-Net Shares,

(v)	there has not occurred (1) other than in the ordinary course of business, any incurrence, assumption or guarantee by any of the Call-Net Entities of Indebtedness which, in the aggregate, would relate to Cdn.$1,000,000 or more. Furthermore, the Call-Net Entities have not incurred, assumed or guaranteed any Indebtedness which remains outstanding which, in the aggregate, would relate to Cdn.$1,000,000 or more, other than routine short term borrowings in the ordinary course of business for routine working capital purposes and other than the Indebtedness set forth in the Call-Net Disclosure Materials, which fully sets forth all of the Indebtedness, the debtor from whom such Indebtedness is owed, the Person to whom such Indebtedness is owed, if a guarantee, the debtor whose obligations are being guaranteed and the essential terms and conditions of such Indebtedness; (2) any issuance or sale of any securities convertible into or exchangeable for its debt securities, or (3) any issuance or sale of options or other rights to acquire from it debt securities or any securities convertible into or exchangeable for any such debt securities,

(vi)	other than in the ordinary course of business, there has not occurred any creation or assumption by it of any Lien on any asset,

(vii)	there has not occurred any resolution to approve a split, combination or reclassification of any outstanding shares or ownership interests in any of the Call-Net Entities,

(viii)	there has not occurred any material change in the accounting methods, principles or practices of any of the Call-Net Entities, other than those expressly required by a change in GAAP arising subsequent to December 31, 2004; or

(ix)	there has not occurred any agreement, arrangement or understanding to take any action which, if taken prior to the date hereof, would have made any representation or warranty set forth in this Agreement materially untrue or incorrect as of the date when made.

(h)	Financial Statements — The Call-Net Financial Statements have been (and any financial statement publicly disseminated by or on behalf of Call-Net during the Pre-Effective Date Period will be) prepared in accordance with GAAP applied on a consistent basis (except as otherwise disclosed therein and subject, in the case of such unaudited financial statements, to the absence of notes and to usual, non-material year end adjustments), the requirements of applicable Governmental Entities and applicable securities Laws, such financial statements present (or will present, as applicable) fairly, in all material respects, the consolidated financial position and results of operations of Call-Net on a consolidated basis as of the respective dates thereof and for the respective periods covered thereby and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Call-Net on a consolidated basis.

(i)	Absence of Undisclosed Liabilities — None of the Call-Net Entities has obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than:

(i)	those set forth or adequately provided for in the Call-Net Financial Statements and those incurred in the ordinary course of business and not required to be set forth in the Call-Net Financial Statements under GAAP,

(ii)	those incurred in the ordinary course of business since December 31, 2004, provided that any Indebtedness and any liabilities created, incurred or assumed since that date which would reasonably be expected to have a Material Adverse Effect have been disclosed herein or in the Call-Net Disclosure Materials, and

(iii)	those incurred in connection with the execution of this Agreement and completion of the Arrangement.

(j)	Material Contracts — The Material Contracts of the Call-Net Entities have been fully disclosed in the Call-Net Disclosure Materials. None of the Call-Net Entities, nor, to the knowledge of Call-Net, any of the other parties thereto, is in default or breach of, in any respect, nor has any of the Call-Net Entities received any notice of default or termination under, any Contract the termination of which would reasonably be expected to have a Material Adverse Effect and, to the knowledge of Call-Net, except as disclosed in the Call-Net Disclosure Materials, there exists no state of facts which after notice or lapse of time or both would constitute such a default or breach or will give rise to a right of termination, distribute or otherwise exploit the property contemplated in such Contracts. Except for the Termination Entitlements disclosed in the Call-Net Disclosure Materials or the Material Contracts disclosed in the Call-Net Disclosure Materials, none of the Call-Net Entities is a party to any Contract not made in the ordinary course of business or which creates liabilities or obligations which are not in the ordinary course of business. True and complete copies of all Material Contracts from Governmental Entities or, where such Material Contracts are oral, true and complete written summaries of the terms thereof have been made available to the Purchaser.

(k)	Books and Records — Except in respect of any matter, or any matters taken together, which would reasonably be expected to have a Material Adverse Effect on Call-Net, the books, records and accounts of the Call-Net Entities, in all material respects, (i) have been maintained in accordance with good business practices, (ii) are stated in reasonable detail and fairly reflect the transactions and dispositions of the assets of the Call-Net Entities, and (iii) accurately and fairly reflect the basis for Call-Net’s consolidated financial statements. Call-Net has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (x) transactions are executed in accordance with management’s general or specific authorization, and (y) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP and (B) to maintain accountability for assets.

(l)	Litigation, Etc. — There is no Claim currently proceeding, pending or, to the knowledge of Call-Net, threatened against or relating to any of the Call-Net Entities or affecting any of their properties, licenses or assets before any court or Governmental Entity or regulatory authority or body nor, to the actual awareness of Call-Net is there any basis for any such Claim for more than Cdn.$250,000 or in the aggregate involves Claims for more than Cdn.$1,000,000 or would reasonably be expected to have a Material Adverse Effect, and, to the actual awareness of Call-Net, neither any of the Call-Net Entities nor their respective assets and properties are subject to any outstanding judgment, order, writ, injunction or decree.

(m)	Intellectual Property Rights —

(i)	The Call-Net Disclosure Materials disclose all material Call-Net Intellectual Property and disclose all Material Contracts, material licences from Governmental Entities and other material documentation maintained by the Call-Net Entities by which any of the Call-Net Entities has acquired material properties which form a part of the Call-Net Intellectual Property. To the knowledge of Call-Net, the Call-Net Intellectual Property is sufficient to enable the Call-Net Entities to carry on their respective businesses as they are presently conducted and as they are proposed to be conducted in the future.

(ii)	Call-Net has made available to the Purchaser all Material Contracts and material licenses to which any of the Call-Net Entities is a party or by which any of them is bound in connection with the licensing, distribution or other exploitation of the Call-Net Intellectual Property.

(iii)	To the knowledge of Call-Net, the Call-Net Intellectual Property has not been used or enforced, or failed to be used or enforced, in a manner that would result in or provide any basis for a material default by, or a material reduction or material dilution of the rights of, the Call-Net Entities pursuant to any of the agreements or licences entered into by the Call-Net Entities in respect of any of the Call-Net Intellectual Property.

(iv)	Call-Net is not aware of a claim of any infringement or breach of any Intellectual Property of any other Person by any of the Call-Net Entities and no Call-Net Entity has received any notice in the past 12 months that any of the Call-Net Entities is infringing upon or breaching any Intellectual Property rights of any other Person that would reasonably be expected to have a Material Adverse Effect. Call-Net is not aware of any infringement or violation of any of the Intellectual Property rights of any of the Call-Net Entities by other Persons.

(v)	In all circumstances where commercially reasonable to permit the exploitation of the Call-Net Intellectual Property, the Call-Net Entities have renewed or made applications for renewal within the applicable renewal periods for all Call-Net Intellectual Property where the omission or failure to do so would reasonably be expected to have a Material Adverse Effect.

(vi)	The Call-Net Intellectual Property does not, to Call-Net’s knowledge, contain any content, element or matter which contravenes any Laws or regulations of any country, state, province or territory, except where such contraventions would not, not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(vii)	Call-Net or one or more of the other Call-Net Entities own all right, title and interest in and to the website domain names utilized by any of them and to copyright, software, trademarks and other intellectual property relating thereto and have effected all registrations and filings commercially reasonable to preserve and protect their respective rights in and to such website domain names.

(n)	Tax Matters

(i)	(i) Each of the Call-Net Entities has timely filed, or caused to be filed, all Tax Returns required to be filed by them (all of which returns were correct and complete in all material respects), (ii) the Call-Net Entities, taken as a whole, have made adequate provision in their books and records for any Taxes accruing in respect of any period subsequent to the period covered by Call-Net’s most recently published consolidated financial statements, (iii) since the publication date of Call-Net’s most recently published consolidated financial statements, no material Tax liability not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, including with respect to Tax credits or analogous rights or incentives previously claimed or utilized by any of the Call-Net Entities and (iv) the Call-Net Entities, taken as a whole, have paid, or caused to be paid, all Taxes that are due and payable in all material respects or have provided adequate accruals in accordance with GAAP, which are reflected in Call-Net’s most recently published consolidated financial statements, for any Taxes for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns.

(ii)	(i) None of the Call-Net Entities has received any written notification that any material issues have been raised (and are currently pending or threatened) by the Canada Revenue Agency, the United States Internal Revenue Service or any other taxing authority in any jurisdiction, including any sales tax authority, in connection with any of its Tax Returns, including with respect to tax credits or other analogous rights or incentives previously claimed or utilized by any of the Call-Net Entities, and no waivers of statutes of limitation have been given or requested with respect to any of the Call-Net Entities and (ii) all assessments of Tax made against the Call-Net Entities were paid when due, and adequate reserves have been accrued on the most recently published financial statements for those amounts owing but not yet due. There are no material proposed (but unassessed) additional Taxes relating to any of the Call-Net Entities and none has been asserted and no Tax Liens have been filed or are exercisable against any of the Call-Net Entities or any of their property or assets. True copies of all written information requests received by any Call-Net Entity from and Governmental Entity pertaining to Taxes and for periods that may be subject to assessment or reassessment have been delivered to the Purchaser.

(iii)	Each of the Call-Net Entities has deducted and remitted to the relevant Governmental Entities in all material respects on or before the due dates therefor all income Taxes, employment insurance contributions, pension plan contributions, employer health Tax remittances and any Taxes or deductions or other amounts which it is required by applicable Law or Contract to so collect and remit to all Governmental Entities or other Persons entitled to receive payment of such deduction.

(o)	Non-Arms Length Transactions

(i)	Since December 31, 2004, none of the Call-Net Entities has made any payment (excluding compensation paid in the ordinary course of business) or loan to, or has borrowed any monies from or is otherwise indebted to, any present or former officer, director, employee, shareholder or partner of such company or any Person not dealing with it at arm’s length (within the meaning of the ITA) or any Affiliate of any of the foregoing, except (A) as disclosed in the Call-Net Financial Statements, or (B) otherwise for amounts of up to Cdn.$100,000 per individual and up to Cdn.$250,000 in the aggregate.

(ii)	None of the Call-Net Entities is a party to any Contract with any present or former officer, director, employee, shareholder or partner of such company or any Person not dealing with it at arm’s length (within the meaning of the ITA) or any Affiliate of any of the foregoing.

(p)	Employees, etc. — The Call-Net Disclosure Materials contain a complete and accurate list, as the date of this Agreement, of:

(i)	the employee number, titles and annual compensation entitlements of all individuals earning annual compensation (for greater certainty, not including commission earnings) of Cdn.$150,000 or more who are employed or engaged by any of the Call-Net Entities on a full or part-time basis, including all individuals who may be considered to be employees of any of the Call-Net Entities pursuant to applicable Law or equity, notwithstanding that they may have been laid off or terminated or on a short term, long term or parental leave, together with the location of their employment;

(ii)	the date each such Person was hired or retained by the applicable Call-Net Entity or its predecessor; and

(iii)	each Contract for the employment or engagement of any officer, director, consultant or employee of the Call-Net Entities requiring annual compensation of Cdn.$150,000 or more.

(q)	Continued Services — Except for the Termination Entitlements disclosed in the Call-Net Disclosure Materials, none of the Call-Net Entities has entered into any agreement or made any arrangements with any of its employees or service providers which would reasonably be expected to have the effect of depriving the Call-Net Entities of the continued services of any such Persons following the Effective Date.

(r)	Termination Rights — Except for the Termination Entitlements disclosed in the Call-Net Disclosure Materials and, subject to any applicable reinstatement or other statutory dismissal recourse which may be available at Law to an employee, the employment of all employees of the Call-Net Entities may be terminated by the applicable Call-Net Entities on the giving of reasonable notice and/or severance pay in accordance with applicable Law and, to the knowledge of Call-Net, no inducements to accept employment with any of the Call-Net Entities were offered to any employees or service providers which have the effect of increasing the period of notice of termination to which any such Person is entitled.

(s)	Employee Payments — Each of the Call-Net Entities has paid to the date of this Agreement all amounts due and payable (for greater certainty, amounts accrued but not yet due and payable are excluded from this section) on account of salary, fees, bonus payments, commissions and all other remuneration to or on behalf of any and all of its employees (other than payments which do not exceed, in the aggregate, Cdn.$5,000 to any employee or Cdn.$100,000 for all employees).

(t)	Labour Matters

(i)	To the knowledge of Call-Net and except for Termination Entitlements quantified in the Comet Disclosure Letter, none of the Call-Net Entities is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any director, officer or employee.

(ii)	None of the Call-Net Entities is a party to any collective bargaining agreement nor, to the knowledge of Call-Net, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement nor are there any current, pending or, to the knowledge of Call-Net after due inquiry, threatened strikes or lockouts at any of the Call-Net Entities or any charge of unfair labour practice (other than routine individual grievances).

(iii)	None of the Call-Net Entities is subject to any material Claim for wrongful dismissal, constructive dismissal or any other material tort Claim, actual or, to the knowledge of Call-Net, threatened, or any litigation, actual or, to the knowledge of Call-Net, threatened, relating to employment or termination of employment of employees or independent contractors, other than those claims or such litigation which are disclosed in the Call-Net Disclosure Materials or any other claim or litigation in respect of which the amount claimed individually does not exceed Cdn.$250,000 and in the aggregate with all such other Claims, the amounts Claimed in respect of labour matters, do not exceed Cdn.$1,000,000.

(iv)	To the knowledge of Call-Net, each of the Call-Net Entities has operated in accordance with all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, pay equity, workers’ compensation, human rights and labour relations except where the failure to do so would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, and there are no current, pending or, to the knowledge of Call-Net after due inquiry, threatened proceedings before any board or tribunal with respect to any employment or labour matters.

(u)	Employee Benefit Plans

(i)	The Purchaser has been provided with all the employee benefit, health, welfare, supplemental employment benefit, bonus, pension, profit sharing, deferred compensation, stock compensation, stock option or purchase, retirement, hospitalization insurance, medical, dental, legal, disability and similar plans or arrangements or practices applicable to present or former employees, directors or independent contractors of the Call-Net Entities which are currently maintained or participated in by the Call-Net Entities and any proposed amendments or changes thereto (the “Call-Net Employee Plans”).

(ii)	All of the Call-Net Employee Plans are registered where required by, and are in good standing in all material respects under, all applicable Laws and, other than routine claims for benefits, there are no actions, claims, proceedings or governmental audits (and, to the knowledge of Call-Net, none are pending), relating to the Call-Net Employee Plans.

(iii)	All of the Call-Net Employee Plans have been administered, invested and funded in material compliance with their terms and all applicable Laws. No Call-Net Entity maintains or is bound by the terms of a defined benefit plan and all required contributions under the Call-Net Employee Plans have been made in accordance with all applicable Laws and the terms of each such Call-Net Employee Plan.

(iv)	Other than the Termination Entitlements, there are no pension plans or agreements or undertakings by any of the Call-Net Entities to provide post-retirement profit sharing, medical, health, life insurance or other benefits to any present or former employee of any of the Call-Net Entities.

(v)	Reports — All documents or information filed by Call-Net under applicable securities Laws were, as of their respective dates, in compliance in all material respects with applicable securities Laws and did not contain a Misrepresentation as at the time at which they were filed with applicable securities regulatory authorities. None of such documents or information, if originally so filed on a confidential basis, remains confidential. Call-Net is a reporting issuer in good standing under applicable securities Laws in each of the provinces of Canada.

(w)	Compliance with Laws; Investigations — Provided that all representations and warranties with respect to environmental matters are contained solely in section 3.1(kk), the Call-Net Entities have complied with and are not in violation of any applicable Laws, injunctions, orders, arbitral awards, judgments or decrees, except to the extent that non-compliance would not reasonably be expected to have a Material Adverse Effect. To the knowledge of Call-Net, all securities of Call-Net (including all options, rights or other convertible or exchangeable securities) have been issued in compliance with all applicable securities Laws. To the knowledge of Call-Net, none of the Call-Net Entities or any of their respective current or former directors, officers or employees has been charged, or has been under active investigation in the last 12 months by any Governmental Entity (including the Canada Revenue Agency, any provincial taxing authority, the United States Internal Revenue Service or any taxing authority in any jurisdiction, including any sales tax authority) in connection with any actual or alleged violation of any Law which may directly or indirectly relate to or impact upon any Call-Net Entity.

(x)	Guarantees — None of the Call-Net Entities has given or agreed to give, nor is any of them a party to or bound by, any guarantee of Indebtedness, indemnity or suretyship of other obligations of any Person, nor is any of them contingently responsible for such indemnity or suretyship or obligations.

(y)	Restrictions on Business Activities — To the knowledge of Call-Net, there is no arbitral award, judgment, injunction, order or decree binding upon any of the Call-Net Entities that has or will have the effect of prohibiting, restricting or impairing any business practice of any of the Call-Net Entities, any acquisition or disposition of property by any of the Call-Net Entities or the conduct of business by any of the Call-Net Entities as currently conducted that would reasonably be expected to have a Material Adverse Effect.

(z)	Registration Rights — No holder of securities issued by Call-Net has any right to compel Call-Net to register or otherwise qualify such securities for public sale or distribution in Canada or the United States.

(aa)	Rights of Other Persons — No Person has any right of first refusal or option to purchase or any other right of participation in any of the material properties owned by any of the Call-Net Entities, or any part thereof, nor is any Person entitled to any material rebate, refund, payment, credit or other benefit in the event that any product or service provided by any Call-Net Entity fails to achieve specified results, a specified level of performance or other criteria other than individuals who have acquired such entitlements in the ordinary course of business.

(bb)	Full Disclosure — All Call-Net Disclosure Materials were true, complete and accurate as at their respective dates, except to the extent that any inaccuracies would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect with respect to Call-Net.

(cc)	Absence of Cease Trade Orders — No order ceasing or suspending trading in securities of Call-Net or prohibiting the sale of securities by Call-Net is outstanding and no proceedings for this purpose have been instituted or, to Call-Net’s knowledge, are pending, contemplated or threatened.

(dd)	Insurance — The Call-Net Entities maintain such policies of insurance, issued by responsible insurers, as are appropriate to their businesses, property and assets, in such amounts and against such risks and subject to such deductibles as are customarily carried and insured against by owners of comparable businesses, properties and assets. The proceeds of such policies are fully payable to the applicable Call-Net Entities or, as regards directors’ and officers’ insurance, to the directors and officers of the Call-Net Entities to the extent that such directors and officers have not received payments under an indemnity provided by any of the Call-Net Entities. Call-Net has made available to the Purchaser all material insurance policies now in full force and effect (specifying the insurer, the amount of the coverage, the type of insurance, the amount of deductible, if any, the policy number and any pending claims thereunder) maintained by the Call-Net Entities and true and complete copies of the most recent inspection reports, if any, received from insurance underwriters as to the condition of the assets of the Call-Net Entities. All such policies of insurance are in full force and effect and in good standing, and will continue to be so until the Effective Date. None of the Call-Net Entities is in material default, whether as to the payment of premium or otherwise, under the terms of any such policy, nor has any of the Call-Net Entities (i) failed to give any notice or present any material claim under any such insurance policy in due and timely fashion or (ii) received notice or otherwise became aware of any intent of an insurer to either claim any default on the part of any of the Call-Net Entities or not to renew any policy of insurance on its expiry or to materially increase any deductible or cost.

(ee)	Real Property — All real property owned by any Call-Net Entity is held with good and marketable title free and clear of all Liens and is used for the purposes therein set forth, all of which purposes are in compliance in all material respects with all zoning and local use requirements. Call-Net has granted the Purchaser reasonable access to complete and accurate copies of all material immovable or real property licences, leases, subleases and all agreements or offers to lease or sublease and which are in force (collectively, the “Leases”) and any amendments, extensions and/or additions thereto to which any Call-Net Entity is a party, by which any of them is bound, or in respect of which any of them is entitled to benefit. The Leases are valid, binding and enforceable against Call-Net in accordance with their terms subject to bankruptcy and equitable remedies; except as disclosed herein, the Leases have not been materially amended, supplemented or modified, and the Leases are in good standing on the part of each relevant Call-Net Entity and the Call-Net Entities are not in material default in payment of rent or in the performance of any of their obligations thereunder. In addition, to the best of Call-Net’s knowledge, the landlords under the Leases are not in material breach of any of their obligations thereunder. To the best of Call-Net’s knowledge, no state of facts exists which after notice or lapse of time or both or otherwise would result in a material breach or default under any of the Leases. Subject to obtaining the consents as disclosed in the Call-Net Disclosure Materials, the execution of this Agreement and the consummation of the transactions herein contemplated do not and will not, in any way, require landlord consent under any Lease or affect the validity, enforceability or continuity of any of the Leases or result in any modification thereof (including any additional payments or any increase in the ongoing rent). Notwithstanding the foregoing, the terms “real property” and “Lease” as used in this paragraph shall not include indefeasible rights of use or any easement, right of way, license or other agreement relating to the grant of rights and interests and/or access to real property or to access support structures used by any of the Call-Net Entities in providing any of its telecommunication services.

To the knowledge of Call-Net, all material fiber optic related rights, including indefeasible right of use (IRU) agreements, rights of way, licenses or other agreements relating to the receipt of rights and interests by any of the Call-Net Entities and/or access to real property and/or access to support structures used by any of the Call-Net Entities in providing any of its telecommunication services (collectively, “Fiber Related Rights”) are substantially in compliance in all material respects with all applicable requirements related to the use of the Fiber Related Rights. Call-Net has granted to the Purchaser reasonable access to substantially all material Fiber Related Rights (save and except for those Fiber Related Rights relating to transactions contemplated by Call-Net’s press release dated May 2, 2005) which are in force and any amendments, extensions and/or additions thereto to which any Call-Net Entity is a party, by which any of them is bound, or in respect of which any of them is entitled to benefit (collectively, the “Fiber Agreements”). The Fiber Agreements are valid, binding and enforceable in accordance with their terms. The Fiber Agreements have not been materially amended, supplemented or modified, and the Fiber Agreements are in good standing on the part of each relevant Call-Net Entity and the Call-Net Entities are not in material default in payment of rents, right of way payments or indefeasible rights of use related fees, or in the performance of any of their obligations thereunder. In addition, to the best of Call-Net’s knowledge, the licensees from whom the Fiber Agreements are derived are not in material breach of any of their obligations thereunder. To the best of Call-Net’s knowledge, no state of facts exists which after notice or lapse of time or both or otherwise would result in a material breach or default under any of the Fiber Agreements.

(ff)	Obligations — There are no material outstanding obligations relating to any written notice or order issued by any Governmental Entity in respect of any of the properties owned or leased by the Call-Net

Entities or any of them received by any of the Call-Net Entities alleging any material deficiency or material non-compliance with any municipal agreements (including any development or site plan agreements), building restrictions, zoning or building laws or by-laws, building codes, fire codes or environmental Laws.

(gg)	Expropriation — To the knowledge of Call-Net, no part of the property or assets of any of the Call-Net Entities has been taken, condemned or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor is Call-Net aware of any intent or proposal to give such notice or commence any such proceedings.

(hh)	Minute Books — The minute books of the Call-Net Entities contain complete copies of their respective Charter Documents. There are no applications or filings outstanding or intended to be made which would alter in any way the Charter Documents or corporate status of any of the Call-Net Entities. No resolutions or by-laws have been passed, enacted, consented to or adopted by the directors (or any committee thereof) or shareholders of any of the Call-Net Entities, except those contained in such minute books and other than minutes of meetings of Call-Net’s board of directors (or a committee thereof) for periods subsequent to January 31, 2005 which have not yet been finalized but true copies of which will be made available to the Purchaser forthwith upon them being finalized. The corporate records of the Call-Net Entities have been maintained in all material respects in accordance with all applicable statutory requirements and are complete and accurate; provided that, where minutes have not been finalized, either drafts of same have been provided to the Purchaser or, where there are no drafts, such minutes, when prepared, will not disclose any matter, fact or circumstance which would reasonably be expected to have a Material Adverse Effect.

(ii)	Adequacy of Assets — The assets (including the Intellectual Property) owned, licensed and leased by the Call-Net Entities include all of the assets reasonably necessary to conduct their respective businesses. Other than as required in the ordinary course of business, none of the Call-Net Entities requires any additional fixed assets, consents, waivers or rights in order to enable it to continue carry on its business immediately after the Effective Date in the same manner and in each of the jurisdictions as currently carried on by it. The Call-Net Entities have all licences, permits and consents (including all Appropriate Regulatory Approvals, leases and licences) necessary for the construction, installation and operation of their fibre optic network, for all cables, attachments, connectors, support structures, closures and other equipment forming part of such network as presently owned and operated, and for the ownership and operation of such network (including such interconnections), all of which licences, permits or consents are effective and in good standing, except where the absence of any such licences, permits or consents or where any failure to maintain the same in effect or in good standing, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(jj)	Licenses — All licenses, permits (other than Environmental Permits) and consents (including all Appropriate Regulatory Approvals) that the Call-Net Entities are required to obtain for purposes of their respective businesses or the ownership or operation of their respective properties and assets have been obtained, are disclosed in the Call-Net Disclosure Materials and are currently valid, in full force and effect and in good standing except for such failures as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. None of the Call-Net Entities has violated the terms or conditions of any such licence except for such violations as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. No notice of a violation of any such licence has been received by any of the Call-Net Entities or recorded or published, and, to Call-Net’s knowledge, no proceeding is pending or threatened, to revoke, suspend, cancel, prevent the renewal of, or limit any such licence.

(kk)	Environmental — To Call-Net’s knowledge, each of the of the Call-Net Entities and their respective businesses, operations, and properties:

(A)	has obtained and currently holds all Environmental Permits which are required under all Environmental Laws except where the absence of same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect

(B)	is in material compliance with all Environmental Laws and all terms and conditions of all Environmental Permits except where the failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect

(C)	has not received any order, request or notice from any person alleging a material violation of any Environmental Laws except where any such orders, requests or notices would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(D)	except where the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (a) is not a party to any litigation or administrative proceeding, nor so far as it is aware, is any litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances, (b) is not aware of any conditions existing currently or likely to exist which could reasonably be expected to subject it to damages, penalties, injunctive relief or cleanup costs under any Environmental Laws or which require or are likely to require cleanup, removal. remedial action or other response pursuant to applicable Environmental Laws by it; and (c) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws;

(E)	has not used, owned operated, occupied or managed, had charge of or control over, now or in the past, any real property that is not free of contamination from any Hazardous Material except for such contamination that could not reasonably be expected to adversely impact the value or marketability of such real property and which could not reasonably be expected to result in Environmental Liabilities except where the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(F)	has not caused, suffered or permitted to occur any Release of Hazardous Materials on, at, in, under, above, to, from or about any of the real property used, owned, operated, occupied or managed by it or over which it had charge of or control now or in the past by it contrary to any Environmental Laws except where the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and

(G)	is not involved in operations or knows of any facts, circumstances or conditions, including any Release of Hazardous Material, that could reasonably be expected to result in any Environmental Liabilities except where the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

For the purposes of this Agreement, the Purchaser acknowledges and agrees that all representations and warranties of Call-Net with respect to environmental matters are exclusively set forth in section 3.1(kk) and shall act as the only representations and warranties of Call-Net with respect to such environmental matters.

(ll)	Computer Systems and Software — The computer systems and software of the Call-Net Entities, including personal computers and special purpose systems (including billing systems, operational support systems and business support systems), are fully operational in all material respects and have the appropriate licensing and material documentation describing, among other things, the operation of the hardware, software, required maintenance, appropriate period run books or other operational procedures, all operating systems, applications and utilities. To the knowledge of Call-Net, the documentation matches the implementation of the hardware and software in use as of the date hereof.

(mm)	Forward Commitments — All forward commitments by or to Call-Net Entities for supplies or services for use in connection with their respective businesses, whether or not evidenced by written Contract, which are in existence as of the date of this Agreement and which involve an amount in excess of Cdn.$250,000 have been entered into by the applicable Call-Net Entity in the ordinary course of business.

(nn)	Title to Assets — The Call-Net Entities own all of the property and assets reflected in the Call-Net Financial Statements or used by them in connection with their respective businesses, with good and marketable title thereto, free and clear of Liens. There are no Claims currently proceeding, pending or, to the knowledge of Call-Net, threatened against or affecting any of the material properties owned by the Call-Net Entities or the occupancy or use thereof by the Call-Net Entities, in law or in equity, which would reasonably be expected to affect the title to any such property or any part of such property or the value of any such property and which Claims, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

(oo)	Finder’s Fees — No broker, finder or investment banker is entitled to any fee or commission from Call-Net for services rendered on behalf of Call-Net in connection with the transactions contemplated by this Agreement, other than BMO Nesbitt Burns Inc. which is entitled to be paid fees as described in the Call-Net Disclosure Materials.

(pp)	No Shareholders’ Agreements — To Call-Net’s knowledge, on the Effective Date, there will be no shareholder agreements, voting agreements, voting trust agreements, pooling agreements or other agreements to which any of the Call-Net Shareholders is a party in respect of any of the Call-Net Shares.

(qq)	Shareholder Rights Plan — The Call-Net board of directors has resolved to waive the application of the Call-Net Shareholder Rights Plan to the Arrangement and any transactions that may occur by reason of the Arrangement including any transactions contemplated by Schedule 1.1 — Plan of Arrangement, but the Call-Net Shareholder Rights Plan has not otherwise been waived.

(rr)	Sprint Agreement — The Sprint Agreement has not been amended, varied, supplemented or otherwise changed. The Sprint Agreement as a whole may be terminated at the option of Call-Net without cost or penalty within 180 days of the Effective Date and on 90 days’ notice. In the event of any such termination, no Contract to which any Call-Net Entity is a party is itself terminable as of right, whether by such Call-Net Entity, by the counterparty to such Contract or by any other Person.

(ss)	360 Networks Deal — The agreement or agreements entered into by any Call-Net Entity as disclosed in Call-Net’s press release of May 2, 2005 do not contain therein any provision of the type referred to in clause (vii) of the definition of “Material Contract” and do not create rights or consequences on any change of control of any Call-Net Entity.

3.2 Representations and Warranties of the Purchaser
      The Purchaser hereby represents and warrants to Call-Net as follows and acknowledges that Call-Net is relying on these representations and warranties in entering into this Agreement and the transactions contemplated under this Agreement that, except as expressly set forth in public disclosure documents filed by the Purchaser under SEDAR or as otherwise disclosed by the Purchaser to Call-Net in writing:

(a)	Organization and Good Standing — the Purchaser is a subsisting corporation under the laws of British Columbia.

(b)	Capacity to Carry on Business — Each of the Rogers Entities is licensed, registered and qualified as a corporation to do business and is in good standing in each jurisdiction in which the nature of its current business make such licence, registration or qualification necessary, and all such licences, registrations and qualifications are valid and subsisting and in good standing except where, individu-

ally or in the aggregate, the failure to be so licensed, registered or qualified or to be in good standing would not reasonably be expected to have a Material Adverse Effect.

(c)	Authority and No Violation

(i)	The Purchaser has the requisite power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Purchaser and the consummation by the Purchaser of the transactions contemplated by this Agreement have been duly authorized by the board of directors of the Purchaser and no other proceedings on its part are necessary to authorize this Agreement or the transactions contemplated hereby.

(ii)	This Agreement has been duly executed and delivered by the Purchaser and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally and to general principles of equity.

(iii)	The approval of this Agreement, the execution and delivery by the Purchaser of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the transactions contemplated thereby, do not and will not result in a violation or breach of, require any consent to be obtained under or give rise to any termination rights or payment obligation under any provision of:

(A)	its Charter Documents, including any shareholders’ agreement;

(B)	subject to obtaining the Appropriate Regulatory Approvals relating to the Purchaser, any Laws, regulation, order, judgment or decree; or

(C)	any material contract to which it is party or by which it is bound or affected.

No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by the Purchaser in connection with the execution and delivery of this Agreement, the completion of the Arrangement or the consummation by the Purchaser of the transactions contemplated hereby other than the Appropriate Regulatory Approvals.

(d)	No Defaults — Subject to obtaining the Appropriate Regulatory Approvals relating to the Purchaser, none of the Rogers Entities is in default under, and there exists no event, condition or occurrence which, after the giving of notice or lapse of time or both, would constitute such a default or would give rise to a right of termination under any material contract or any material license from a Governmental Entity or under other contracts or licenses (with respect to such contracts or licenses, other than defaults which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect).

(e)	Absence of Certain Changes or Events — Since December 31, 2004, except as contemplated hereby,:

(i)	there has not occurred any change which has had a Material Adverse Effect upon the Purchaser and its Subsidiaries taken together;

(ii)	there has not occurred any resolution to approve a split, combination or reclassification of any outstanding shares or ownership interests in any of the Call-Net Entities;

(iii)	there has not occurred any material change in the accounting methods, principles or practices of the Purchaser, other than those expressly required by a change in GAAP arising subsequent to December 31, 2004; or

(iv)	there has not occurred any agreement, arrangement or understanding to take any action which, if taken prior to the date hereof, would have made any representation or warranty set forth in this Agreement materially untrue or incorrect as of the date when made.

(f)	Absence of Undisclosed Liabilities — The Purchaser, on a consolidated basis, obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than.

(i)	those set forth or adequately provided for in the balance sheet included in the Purchaser’s audited consolidated financial statements as at and for the period ended December 31, 2004 and those incurred in the ordinary course of business and not required to be set forth in the such balance sheet under GAAP,

(ii)	those incurred in the ordinary course of business since December 31, 2004, and

(iii)	those incurred in connection with the execution of this Agreement and completion of the Arrangement.

(g)	Litigation, Etc. — There is no Claim currently proceeding, pending or, to the knowledge of the Purchaser, threatened against or relating to any of the Rogers Entities or affecting any of their properties, licenses or assets before any court or Governmental Entity or regulatory authority or body nor, to the knowledge of Rogers is there any basis for any such a Claim that would reasonably be expected to have a Material Adverse Effect and, to the knowledge of the Purchaser, neither any of the Rogers Entities nor their respective assets and properties is subject to any outstanding judgment, order, writ, injunction or decree.

(h)	Capitalization — The authorized capital of the Purchaser is accurately and completely described in the Rogers Financial Statements. As of December 31, 2004, the issued capital of the Purchaser was as described in the Rogers Financial Statements. All outstanding Rogers Shares have been duly authorized and are validly issued and outstanding as fully paid and non- assessable shares, free of pre-emptive rights. The RCI Class B Shares to be issued pursuant to the Arrangement will be duly allotted for issuance and will be issued as fully paid and non- assessable shares.

(i)	Financial Statements — The Rogers Financial Statements have been (and any financial statement publicly disseminated by or on behalf of the Purchaser during the Pre-Effective Date Period will be) prepared in accordance with GAAP (subject, in the case of such unaudited financial statements, to the absence of notes and to usual, non-material year end adjustments), the requirements of applicable Governmental Entities and applicable securities Laws, such financial statements present (or will present, as applicable) fairly, in all material respects, the consolidated financial position and results of operations of the Rogers Entities as of the respective dates thereof and for the respective periods covered thereby and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of the Rogers Entities on a consolidated basis.

(j)	Proxy Circular — The information to be contained in the Proxy Circular or any amendment thereto relating to, and provided by or on behalf of, the Purchaser will be accurate and complete in all material respects as at the date thereof and will not contain a Misrepresentation as at such date.

(k)	Canadian Status of Purchaser — The Purchaser is not and is not deemed to be a “non-Canadian” within the meaning of the Investment Canada Act and no application for review and no notification under that Act is required in connection with the Arrangement.

(l)	Solvency, etc. — Each of the Rogers Entities is Solvent. None of the Rogers Entities has committed an act of bankruptcy, proposed a compromise or arrangement to its creditors, had any petition for a receiving order in bankruptcy filed against it, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to have itself declared bankrupt or wound-up, taken any proceeding to have a receiver appointed, had any encumbrancer take possession of any of its property or assets, had an execution or distress become enforceable or become levied upon any of its property or assets or had any insolvency or receivership proceedings instituted against it which have not been cured or remedied.

(m)	Reports — All documents or information filed by the Purchaser under applicable securities Laws were, as of their respective dates, in compliance in all material respects with applicable securities Laws and did not contain a Misrepresentation as at the time at which they were filed with applicable securities regulatory authorities. None of such documents or information, if originally so filed on a confidential basis, remains confidential. The Purchaser is a reporting issuer in good standing under all applicable securities Laws.

(n)	Compliance with Laws; Investigations — The Rogers Entities have complied with and are not in violation of any applicable Laws, injunctions, orders, arbitral awards, judgments or decrees, except to the extent that non-compliance would not reasonably be expected to have a Material Adverse Effect. Without limiting the generality of the foregoing, all securities of the Purchaser (including all options, rights or other convertible or exchangeable securities) have been issued in compliance with all applicable securities Laws. To the knowledge of the Purchaser, neither it nor any of its current or former directors, officers or employees has been charged, or has been under active investigation in the last 12 months by any Governmental Entity (including the Canada Revenue Agency, any provincial taxing authority, the United States Internal Revenue Service or any taxing authority in any jurisdiction, including any sales tax authority) in connection with any actual or alleged violation of any Law which may directly or indirectly relate to or impact upon the Purchaser.

(o)	Full Disclosure — All documents filed by the Purchaser on, and available as of the date hereof on, SEDAR, the System for Electronic Delivery and Retrieval were true, complete and accurate in all material respects as at their respective dates, except to the extent that any inaccuracies would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect with respect to the Purchaser.

(p)	Absence of Cease Trade Orders — No order ceasing or suspending trading in securities of the Purchaser or prohibiting the sale of securities by the Purchaser is outstanding and no proceedings for this purpose have been instituted or, to the best of the Purchaser’s knowledge, are pending, contemplated or threatened.

(q)	Litigation, Etc. — There is no Claim currently proceeding, pending or, to the actual knowledge of the Purchaser, threatened against any of the Rogers Entities or affecting any of their properties, licenses or assets before any court or Governmental Entity or regulatory authority or body nor is the Purchaser aware of any basis for any such claims, actions, proceedings or investigations which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

(r)	Ownership — None of the Rogers Entities owns any Call-Net Shares and has not made any arrangement or agreements with any holder of Call-Net Shares or employee of any Call-Net Entity except as contemplated by this Agreement.

(s)	Taxes — The Purchaser is a “taxable Canadian corporation” for the purposes of the ITA.

3.3	Non-Waiver; Deemed Knowledge
      For the purposes of the representations and warranties set out in section 3.1, the Purchaser is deemed to have knowledge of all information in the Call-Net Disclosure Materials. For the purposes of the representations and warranties set out in section 3.2, Call-Net is deemed to have knowledge of all information contained in the public disclosure documents filed by the Purchaser through the System for Electronic Document Analysis and Retrieval (SEDAR) of the Canadian Securities Administrators.
3.4 Survival
      Subject to section 7.3(e), the representations and warranties of each of Call-Net and the Purchaser contained herein shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the termination of this Agreement in accordance with its terms and the Effective Time.

ARTICLE 4
REGULATORY APPROVALS
4.1 Applications
      Call-Net and the Purchaser covenant and agree to proceed diligently, in a co-ordinated fashion, to apply for and obtain the Appropriate Regulatory Approvals and shall keep each other apprised from time to time and forthwith upon request of the status thereof. All out of pocket fees charged by Governmental Entities pertaining to competition law compliance shall be shared by the parties equally. In particular, the Purchaser and Call-Net covenant and agree that, subject to and in compliance with applicable Laws:

(a)	the Rogers Entities and the Call-Net Entities shall effect all registrations, filings and submissions of information to applicable Governmental Entities that may be required by applicable Laws or otherwise deemed advisable by the Purchaser, acting reasonably;

(b)	the Purchaser and Call-Net shall provide each other with copies of all registrations, filings and submissions referred to in (a) above;

(c)	all requests and enquiries from any Governmental Entity shall be dealt with by the Purchaser and Call-Net in consultation with each other, and the Purchaser and Call-Net shall promptly co-operate with and provide all necessary information and assistance reasonably required by such Governmental Entity upon being requested to do so by such authority or by the other party;

(d)	the Purchaser and Call-Net shall promptly notify the other of material written communications of any nature from any Governmental Entity and provide the other party with copies thereof;

(e)	the Purchaser and Call-Net shall permit the other to review in advance for consultation purposes any proposed material written communications of any nature with Governmental Entities;

(f)	neither the Purchaser nor Call-Net shall participate in any substantive meeting or discussion (whether in person, by telephone or otherwise) with any Governmental Entity in respect of any filings, investigation or inquiry concerning the Arrangement unless it consults with the other party in advance and gives the other party the opportunity to attend and participate thereat (except to the extent that in any such case the Governmental Entity expressly requests that the other party should not be present at the meeting or discussion or part or parts of the meeting or discussion); and

(g)	Call-Net shall not extend or consent to any extension of any waiting period under applicable Laws or enter into any agreement with any Governmental Entity to not consummate the Arrangement, except with the consent of the Purchaser;
provided, however, where either the Purchaser or Call-Net, as the case may be, is obligated to provide information that it deems to be competitively sensitive information to the other party, the Purchaser or Call-Net, as the case may be, shall provide such competitively sensitive information only to the external legal counsel of the other party or to external experts hired by external counsel to the Purchaser or Call-Net and such competitively sensitive information shall not be shared by such counsel or external experts with any other Person.
4.2 Obtaining of Appropriate Regulatory Approvals
      For purposes of this Agreement, no Appropriate Regulatory Approval shall be considered to have been obtained if it contains any condition that would result in the Call-Net Entities or the Rogers Entities, following implementation of the Arrangement, being in a materially worse position than such Call-Net Entities or Rogers Entities as of the date hereof. In addition, at the option of the Purchaser, no Appropriate Regulatory Approval shall be considered to have been obtained if an appeal by a Person other than a Call-Net Entity or Rogers Entity has been instituted from the granting of any Appropriate Regulatory Approval and remains outstanding.

ARTICLE 5
COVENANTS
5.1 Material Commitments
      Subject to compliance with applicable Laws, during the Pre-Effective Date Period, Call-Net will use reasonable efforts to consult on an ongoing basis with the Purchaser in order that the representatives of the Purchaser will become more familiar with the philosophy and techniques of the Call-Net Entities as well as with their business and financial affairs and in order to provide experience as a basis for ongoing relationships in connection with the acquisition of Call-Net by the Purchaser as of the Effective Date. These consultations will include reasonable efforts to consult with respect to any commitments, arrangements or transactions proposed to be entered into that would be out of the ordinary course of business and that could reasonably be expected to give rise to a material liability or commitment of any kind and will use reasonable efforts to allow sufficient time for the Purchaser to give reasonable consideration to the same. Call-Net and the Purchaser will develop procedures such that these consultations will be carried out quickly and effectively without detracting from the ability of Call-Net to arrive at decisions in a timely manner. In addition, Call-Net shall provide to the Purchaser copies of any interim financial statements (and any management reviewed drafts thereof) which may be prepared from time to time during the Pre-Effective Date Period.
5.2 Covenants of Call-Net

(a)	Call-Net covenants and agrees that, subject to and in compliance with applicable Laws, until the Effective Date or the earlier termination of this Agreement in accordance with Article 7, except (1) with the consent of the Purchaser to any deviation therefrom, which consent shall not be unreasonably withheld, (2) as disclosed in the Call-Net Disclosure Materials, or (3) with respect to any matter contemplated by this Agreement, each of the Call-Net Entities shall:

(i)	carry on its business in, and only in, the ordinary course;

(ii)	not commence to undertake a substantial or unusual expansion of its business facilities or an expansion that is out of the ordinary course of business;

(iii)	not declare or pay any dividends on or make any other distributions on or in respect of the outstanding Call-Net Shares or split, combine or reclassify any Call-Net Shares;

(iv)	not amend the Charter Documents of any of the Call-Net Entities;

(v)	not allot, reserve, set aside or issue, authorize or propose the allotment, reservation, setting aside or issuance of, or purchase or redeem or propose the purchase or redemption of, any shares in its capital stock or other equity interests of any of the Call-Net Entities or any class or securities convertible or exchangeable into, or rights, warrants or options to acquire, any such shares or other convertible or exchangeable securities, except for (i) transactions between two or more wholly-owned Call-Net Subsidiaries or between Call-Net and a wholly-owned Call-Net Subsidiary, (ii) the issuance of Call-Net Shares pursuant to fully vested Call-Net Options or Call-Net PUs granted prior to the date hereof in accordance with the provisions attaching thereto and (iii) the issuance of Class B Non-Voting Shares or Common Shares pursuant to the rights of conversion of each such class of shares;

(vi)	not amend, vary or modify, or take any other action under the Call-Net Stock Option Plan or the Call-Net Performance Unit Plan, except in accordance with sections 5.2(a)(v) or except for purposes of allowing the exercise of rights thereunder conditional upon closing hereunder;

(vii)	not acquire or agree to acquire any Call-Net Shares or other outstanding securities, whether by public or private transaction, pursuant to any normal course or substantial issuer bid, or otherwise, or any shares or other outstanding securities of any Subsidiary;

(viii)	other than ordinary course trade payables (including the BMO Nesbitt Burns Inc. letters referred to in Section 3.1(e)(iv)(F)) or pursuant to guarantees or financing arrangements in place on the date hereof, the details of which have been provided in the Call-Net Disclosure Materials, not guarantee the payment of Indebtedness or incur Indebtedness or issue or sell any debt securities relating to any individual amount of Cdn.$500,000 or more, or aggregate amount of Cdn.$1,000,000 or more;

(ix)	use its commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on the Call-Net Entities with respect to the transactions contemplated hereby and by the Arrangement;

(x)	except as contemplated by section 5.2(c) or as otherwise consented to by the Purchaser, not reorganize, amalgamate or merge it or permit any other Call-Net Entity to reorganize, amalgamate or merge with any other Person;

(xi)	not (1) satisfy or settle any Claims prior to the same being due, except such as have been fully reserved against in the Call-Net Financial Statements or involve the possible payment or receipt of amounts that do not exceed Cdn.$1,000,000 in the aggregate; (2) relinquish any contractual rights except in the ordinary course of business; (3) enter into any interest rate, currency or commodity swaps, hedges or other similar financial instruments except in the ordinary course of business and for non-speculative purposes; (4) commence any Claim out of the ordinary course of business or amend or otherwise vary any existing Claim out of the ordinary course of business, (5) enter into any Material Contract that would restrict or otherwise limit or affect the ability of any Call-Net Entity to engage in any activity or to own or deal with any assets or business or to compete with any Person or solicit any Person, (6) enter into any Contract, whether or not in the ordinary course of business and whether on capital or income account, that involves the possible payment of amounts in excess of Cdn.$3,000,000 or receipt of amounts in excess of Cdn.$5 million over the term thereof except in accordance with a budget approved by the Call-Net board of directors prior to the date hereof where a copy of such budget has been delivered to the Purchaser prior to the date hereof or (7) permit any other Call-Net Entity to do any of the foregoing;

(xii)	not, and not permit any of the other Call-Net Entities to, acquire or agree to acquire, or enter into any lease of, assets or properties of any Person, which transaction would require payment of aggregate consideration of more than Cdn. $3,000,000 or be material to the Call-Net Entities, taken as a whole, or to acquire or agree to acquire any Person; and except in accordance with agreements entered into prior to the date hereof, not, and not permit any of the other Call-Net Entities to, sell, lease, transfer, mortgage, hypothecate, or otherwise dispose of any of the assets or properties, real, personal or mixed, movable or immovable, that are material, individually or in the aggregate, to the business, assets, financial condition or results of operations of the Call-Net Entities taken as a whole.

(xiii)	not enter into, other than as contemplated in the Call-Net Disclosure Materials, any non-arm’s length transactions or permit any of the Call-Net Entities to grant to any of their respective directors or officers any increase in compensation (other than routine annual increases in the ordinary course of business consistent with past practice) or, other than Termination Entitlements disclosed in the Call-Net Disclosure Materials, to pay any severance or termination amounts whether or not such compensation, payment or amount is payable in cash, or enter into or modify any employment arrangements or Contract with any such Person (whether with an existing employee or a new employee) or any agreement to pay severance amounts for termination or termination packages (or enter into any commitment for such payment);

(xiv)	use commercially reasonable efforts to maintain for each Call-Net Entity its existing insurance except where replaced by insurance from insurers with at least as favourable credit ratings, where such insurance offers similar coverage, where such insurance is subject to no more onerous deductibles and where such insurance is at a similar cost;

(xv)	take all action necessary pursuant to the Call-Net Shareholder Rights Plan to effect the waiver referred to in Section 3.1(qq), such waiver to become effective on or before the Effective Time;

(xvi)	promptly advise the Purchaser in writing forthwith upon acquiring knowledge of:

(A)	any event occurring subsequent to the date of this Agreement that would render any representation or warranty of Call-Net contained in this Agreement, if made on or as of the date of such event or the Effective Date, untrue, inaccurate or incomplete in any material respect (for any representation or warranty which expressly speaks solely of a specific date, if it would have been untrue, inaccurate or incomplete in respect of such date);

(B)	any event that would reasonably be expected to have a Material Adverse Effect in respect of Call-Net;

(C)	any breach by Call-Net of any covenant or agreement contained in this Agreement; and

(D)	any death, disability, resignation, termination of employment or other departure of any senior officer or senior employee of any of the Call-Net Entities.

(b)	Subject to sections 5.4 and 5.5, Call-Net shall, and shall cause each of the other Call-Net Entities to, perform all obligations required to be performed by them under this Agreement and shall do all such other acts and things as may be reasonably necessary in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing (provided that in no event shall Call-Net thereby be obliged to breach section 9.3), Call-Net shall and, where appropriate, shall cause the other Call-Net Entities to:

(i)	recommend in the Proxy Circular and at the Call-Net Meeting that the Call-Net Shareholders vote in favour of the Arrangement, and Call-Net shall not act or fail to act in any way that would reasonably be expected to discourage Call-Net Shareholders from voting in favour of the Arrangement Resolution or that might encourage Call-Net Shareholders to vote against the Arrangement Resolution,

(ii)	not withdraw its recommendation that Call-Net Shareholders vote in favour of the Arrangement and not delay, adjourn, postpone or cancel the Call-Net Meeting;

(iii)	instruct the Call-Net registrar and transfer agent or depositary to furnish to the Purchaser daily status reports as to the tabulation of forms of proxy in connection with the Call-Net Meeting;

(iv)	together with the Purchaser to the extent it deems appropriate, apply for and use commercially reasonable efforts to obtain all consents and other approvals of third parties, other than the Appropriate Regulatory Approvals (which are governed by Article 4), as may be necessary or desirable for the consummation of the Arrangement (together, the “Third Party Approvals”); provided, however, that, without the Purchaser’s prior written consent, which consent shall not be unreasonably withheld, no Indebtedness shall be repaid out of the ordinary course, and no such agreement evidencing or other arrangement with respect to, Indebtedness shall be amended to increase the amount payable thereunder in a material amount or otherwise to be materially more burdensome to the Call-Net Entities in order to obtain any Third Party Approval;

(v)	together with the Purchaser to the extent it deems appropriate, apply for and use commercially reasonable efforts to obtain the Interim Order and the Final Order;

(vi)	use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings challenging or affecting Call-Net’s property or assets, this Agreement or the consummation of the transactions contemplated hereby;

(vii)	to the extent necessary to permit implementation of the Arrangement and as otherwise reasonably required by the Purchaser, use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to the Call-Net Entities, including any cease trade orders of securities regulatory authorities, which may adversely affect the ability of the parties to consummate the transactions contemplated hereby; and

(viii)	if for any reason whatsoever, except by reason of a material breach by the Purchaser of its obligations hereunder, the Arrangement cannot be completed on the basis contemplated by this Agreement, negotiate in good faith with the Purchaser to restructure the transactions contemplated by this Agreement and the Plan of Arrangement on a mutually acceptable basis and with completion of the Arrangement to occur on or before September 30, 2005 and, for greater certainty, if the transactions contemplated by this Agreement and the Plan of Arrangement are so restructured, section 8.2 shall apply to the restructured transactions.

(c)	During the period subsequent to the Call-Net Shareholders approving the Arrangement and prior to any required approval of the Court in relation to the Arrangement being obtained, with effect immediately prior to the Effective Time, Call-Net shall, and shall cause each of the remaining Call-Net Entities to, take such actions as are necessary or desirable to reorganize the capital and assets of the Call-Net Entities as the Purchaser may reasonably require; provided, however, that no such reorganization will be undertaken if (i) it would reduce the fixed per share consideration payable by the Purchaser to the Call-Net Shareholders pursuant to the Arrangement, (ii) the Purchaser has not agreed to pay the actual out-of-pocket costs and expenses (including for filing fees and external counsel and auditors) which may be incurred relating to such restructuring in the event that the Final Order is not obtained or (iii) Call-Net has not been provided with appropriate undertakings to discharge and cancel any security documents executed and delivered by Call-Net Entities in the event that the Final Order is not obtained. In addition and without limiting the generality of the foregoing, subsequent to the Call-Net Shareholders approving the Arrangement and prior to any required approval of the Court in relation to the Arrangement being obtained, with effect immediately prior to the Effective Time, subject to clauses (i), (ii) and (iii) above, Call-Net shall, and shall cause each of the remaining Call-Net Entities to, take such actions as are commercially reasonable and as the Purchaser may reasonably require to facilitate planning for the orderly sale or the orderly integration of the Call-Net Entities and their respective businesses and assets into the Purchaser’s operations.

(d)	The Parties agree that if Call-Net or the Purchaser proposes any amendment to this Agreement or to the Plan of Arrangement, the other will act reasonably in considering such amendment and if the other and, in the case of Call-Net, its security holders, are not prejudiced in any material respect by reason of any such amendment the other will cooperate in a reasonable fashion with Call-Net or the Purchaser, as the case may be, so that such amendment can be effected, subject to applicable Laws and the rights of the Call-Net Shareholders.
5.3 Covenants of Purchaser
      The Purchaser hereby covenants and agrees to perform all obligations required or desirable to be performed by it under this Agreement and to do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, to:

(a)	use all commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(b)	use all commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to the Purchaser which may adversely affect the ability of the parties to consummate the transactions contemplated hereby;

(c)	effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Purchaser;

(d)	use its reasonable efforts to (i) apply for and carry out the terms of the Interim Order and Final Order applicable to it and (ii) comply promptly with all requirements which applicable Laws may impose on the Purchaser with respect to the transactions contemplated hereby and by the Arrangement;

(e)	if for any reason whatsoever, except by reason of a material breach by Call-Net of its obligations hereunder, the Arrangement cannot be completed on the basis contemplated by this Agreement, negotiate in good faith with Call-Net to restructure the transactions contemplated by this Agreement and the Plan of Arrangement on a mutually acceptable basis and with completion of the Arrangement to occur on or before September 30, 2005 and, for greater certainty, if the transactions contemplated by this Agreement and the Plan of Arrangement are so restructured, section 7.3(d) shall apply to the restructured transactions;

(f)	subject to compliance with applicable Laws, continue to provide Call-Net and its Representatives with information as reasonably requested by them from time to time concerning the business, assets, liabilities and affairs of the Purchaser, and with access (on a basis that does not detract unreasonably from the performance of their business responsibilities) to management and employees of the Purchaser;

(g)	on or after the Effective Time, take all action necessary to cause Call-Net to comply with the terms and provisions of the Termination Entitlements to the extent the same have been disclosed to the Purchaser in writing prior to the date hereof; for greater certainty and without limiting the generality of the foregoing, certain members of Call-Net’s senior management will be paid their full entitlement to such compensation on the implementation of the Arrangement, all as described in the Call-Net Disclosure Letter;

(h)	to the extent necessary to permit implementation of the Arrangement and as otherwise reasonably required by the Purchaser, use all commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to the Rogers Entities, including any cease trade orders of securities regulatory authorities, which may adversely affect the ability of the parties to consummate the transactions contemplated hereby;

(i)	not split, combine or reclassify the RCI Class B Shares unless an appropriate adjustment is made to the number of RCI Class B Shares to be issued pursuant to the Arrangement;

(j)	promptly advise Call-Net in writing:

(A)	of any event occurring subsequent to the date of this Agreement that would render any representation or warranty of the Purchaser contained in this Agreement, if made on or as of the date of such event or the Effective Date, untrue, inaccurate or incomplete in any material respect (for any representation or warranty which expressly speaks solely of a specific date, if it would have been untrue, inaccurate or incomplete in respect of such date);

(B)	of any event that would reasonably be expected to have a Material Adverse Effect in respect of the Purchaser;

(C)	of any breach by the Purchaser of any covenant or agreement contained in this Agreement;

(k)	not take any action that would interfere with or be inconsistent with the completion of the transaction contemplated by the Agreement;

(l)	subject to Article 4, take, or cause to be taken, all reasonable action and to do, or cause to be done all things reasonably necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement.

5.4 Covenants Regarding Non-Solicitation

(a)	Subject to section 5.5 and applicable Laws, Call-Net shall:

(A)	not, directly or indirectly, through any officer, director, employee, representative or agent of Call-Net or any of the other Call-Net Entities, solicit, initiate or knowingly encourage or facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal, participate in any discussions or negotiations regarding any Acquisition Proposal, withdraw or modify in a manner adverse to the Purchaser the approval of Call-Net’s board of directors of the transactions contemplated hereby, accept or approve or recommend any Acquisition Proposal or enter into any agreement related to any Acquisition Proposal;

(B)	immediately cease and cause to be terminated any existing discussions or negotiations with any parties (other than the Purchaser) with respect to any potential Acquisition Proposal;

(C)	not release or permit the release of any third party from or waive any confidentiality, non-solicitation or standstill agreement to which such third party is a party; and

(D)	immediately cease to provide any other party with access to information concerning the Call-Net Entities (or any of them) and request the return or destruction of all confidential information provided to any third party that has entered into a confidentiality agreement with Call-Net relating to any potential Acquisition Proposal;

provided, however, that, subject to section 5.5 but notwithstanding the preceding part of this section and any other provision of this Agreement, nothing shall prevent the Call-Net board of directors from (x) complying with Call-Net’s disclosure obligations under applicable Law with respect to an unsolicited bona fide written Acquisition Proposal; (y) considering, negotiating or discussing (and providing non-public information in response to) a Superior Proposal or (z) withdrawing or modifying its recommendation that Call-Net shareholders vote in favour of the Arrangement, if the Call-Net board of directors has so determined that an Acquisition Proposal is a Superior Proposal.

(b)	Call-Net represents and warrants that, other than under this Agreement, there is no current Acquisition Proposal that is a Superior Proposal. Call-Net shall immediately notify the Purchaser, at first orally and then (if the Purchaser so requests) in writing, of all Acquisition Proposals, of which Call-Net’s directors or officers become aware, or any amendments to the foregoing, or any request for non-public information relating to any of the Call-Net Entities in connection with an Acquisition Proposal or for access to the properties, books or records of any of the Call-Net Entities by any Person that informs Call-Net that such Person is considering making an Acquisition Proposal. Such notice shall include, to the extent known, a full description of the material terms and conditions of any proposal and provide such details of the proposal, inquiry or contact as the Purchaser may reasonably request including the identity of the Person making such proposal, inquiry or contact. Such notice shall include or be subsequently accompanied by as soon as reasonably practicable after delivery of such notice, inter alia, the written statement of Call-Net’s board of directors regarding the value in financial terms which such board of directors has, in consultation with its financial advisers, determined should be ascribed to any non-cash consideration included in the Acquisition Proposal.

(c)	If Call-Net receives a request for material non-public information from a Person who has made an unsolicited bona fide written Acquisition Proposal and Call-Net is permitted, subject to and as contemplated under subsection (a) of this section, to negotiate the terms of such Acquisition Proposal, then, and only in such case, the Call-Net board of directors may, subject to the execution by such Person of a confidentiality agreement (which, subject to the balance of this clause (c), shall in no respect be more favourable to such Person than the terms of the Purchaser Confidentiality Obligation to the Purchaser), provide such Person with access to information regarding Call-Net and its Subsidiaries; provided, however, that the Person making the Acquisition Proposal shall not be precluded under such confidentiality agreement from making an Acquisition Proposal which is a Superior Proposal and provided further that Call-Net sends a copy of any such confidentiality agreement to the Purchaser promptly upon its execution and the Purchaser is provided with a list of or copies of the information provided to such Person and immediately provided with access to similar information to which such Person was provided.

(d)	Call-Net shall advise all officers, directors, employees and agents of the Call-Net Entities and any financial advisors or other advisors or representatives retained by any of them of the provisions of this section, and it shall be responsible for any breach of this section by its financial advisors or other advisors or representatives agents.

5.5 Notice by Call-Net of Superior Proposal Determination
      Call-Net shall not accept, approve, recommend or enter into any agreement relating to an Acquisition Proposal (other than a confidentiality agreement) on the basis that it would constitute a Superior Proposal unless:

(a)	the Call-Net board of directors shall have determined in good faith that the Acquisition Proposal constitutes a Superior Proposal,

(b)	Call-Net has provided the Purchaser with a copy of the Acquisition Proposal document which the Call-Net board of directors has determined would be a Superior Proposal,

(c)	five Business Days shall have elapsed from the later of the date the Purchaser receives notice of Call-Net’s proposed determination to accept, approve, recommend or enter into any agreement relating to such Acquisition Proposal, and the date the Purchaser received a copy of the Acquisition Proposal and

(d)	Call-Net is not in any material respect (x) in default under this Agreement or (y) in breach of any of its representations or warranties contained herein.
      For greater certainty, Call-Net shall not, without the Purchaser’s approval (not to be unreasonably withheld and delayed), adjourn, delay or cancel the Call-Net Meeting; provided that either Call-Net or the Purchaser may require that the Call-Net Meeting be adjourned or delayed for up to ten Business Days in the event that an Acquisition Proposal which could be a Superior Proposal is publicly announced or submitted to Call-Net.
      During the five Business Day period referred to in (c) above, Call-Net acknowledges that the Purchaser shall have the opportunity, but not the obligation, to offer to amend the terms of this Agreement and the Arrangement. The Call-Net board of directors will review any offer by the Purchaser to amend the terms of this Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether the Purchaser’s offer to amend the terms of this Agreement upon acceptance by Call-Net would result in the Acquisition Proposal not being a Superior Proposal. If the Call-Net board of directors so determines, Call-Net will enter into an amended agreement with the Purchaser reflecting the Purchaser’s amended proposal. If the Call-Net board of directors continues to believe, in good faith and after consultation with financial advisors and outside counsel, that the Acquisition Proposal is nonetheless a Superior Proposal and therefore rejects the Purchaser’s amended proposal, Call-Net will pay to the Purchaser the break fee payable to the Purchaser under section 8.2 as required thereunder, and Call-Net may approve, recommend, accept or enter into an agreement, understanding or arrangement with respect to the Superior Proposal and Call-Net may proceed with such approvals, consents, filings, of or required by Governmental Entities and such other Persons as Call-Net shall consider appropriate in order to consummate such Superior Proposal.
      Call-Net shall promptly reaffirm its recommendation of the Arrangement by press release: (x) after any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made, or (y) after the Purchaser increases (by written notice to Call-Net), within five Business Days after receiving written notice from Call-Net pursuant to this section, the consideration offered under the Arrangement to match or better the consideration under a Superior Proposal.
      Call-Net also acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of this section.

5.6 Access to Information
      Subject to the remaining subsections of this paragraph and applicable Laws, upon reasonable notice, Call-Net shall (and shall cause each of the other Call-Net Entities to) afford the Purchaser’s officers, employees, counsel, accountants, financiers (and their counsel) and other authorized representatives and advisors (“Representatives”) reasonable access, during normal business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to its properties, books, Contracts and records as well as to its management personnel, and, during such period, Call-Net shall (and shall cause each of the other Call-Net Entities to) furnish promptly to the Purchaser all information concerning the business, properties and personnel of the Call-Net Entities as the Purchaser may reasonably request to conduct such inspections, audits, interviews, investigations and other enquiries as the Representatives may determine reasonably necessary in connection with the transactions contemplated by this Agreement. The Purchaser acknowledges that certain information provided to it under this paragraph will be non-public and/or proprietary in nature and will be subject to the terms of the Purchaser Confidentiality Obligation. Any access provided pursuant to this paragraph shall be effected in such a manner as will, to the extent reasonable in the circumstances, minimize disruption to the Call-Net Entities.
      Subject to the remaining subsections of this paragraph and applicable Laws, upon reasonable notice, the Purchaser shall permit Call-Net to engage in reasonable due diligence regarding the Purchaser’s representations and warranties contained herein. Call-Net acknowledges that certain information provided to it under this paragraph will be non-public and/or proprietary in nature and will be subject to the terms of the Call-Net Confidentiality Obligation.
5.7 Closing Matters
      Each of the Purchaser and Call-Net shall deliver or cause to be delivered at the closing of the transactions contemplated hereby such customary certificates, resolutions and other closing documents as may be required by the other party hereto, acting reasonably.
5.8 Indemnification

(a)	The Purchaser agrees that all rights to indemnification or exculpation now existing in favour of present or former directors or officers of Call-Net Entities as provided in their Charter Documents or indemnification agreements, copies of which have been made available to the Purchaser prior to the date of the execution of this Agreement, in effect on the date hereof shall survive the Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Date.

(b)	The Purchaser agrees to use its reasonable commercial efforts to secure directors’ and officers’ liability insurance coverage for the current and former directors and officers of the Call-Net Entities on a six year “trailing” (or “run-off”) basis. If a trailing policy is not available at a reasonable cost, then the Purchaser agrees that, for the entire six year period from the Effective Date, the Purchaser shall cause Call-Net to maintain (subject to the same being available on commercially reasonable terms) its current directors’ and officers’ liability insurance policy or equivalent insurance having, in either case, terms and conditions no less advantageous in any material respect to the directors and officers of the Call-Net Entities than those contained in the policy in effect on the date hereof, for all current and former directors of the Call-Net Entities, covering claims made prior to or within six years of the Effective Date. Further, the Purchaser agrees that, after the expiration of the six year period, if there is no material cost in doing so, the Purchaser shall use reasonable commercial efforts to cause such directors and officers to be covered under the Purchaser’s then existing directors’ and officers’ liability insurance policy.

(c)	From and after the Effective Date, the Purchaser shall not do anything to prevent the Call-Net Entities from indemnifying and holding harmless and providing advancement of expenses to, all past and present directors and officers of the Call-Net Entities to the extent such persons are lawfully entitled to indemnity from the Call-Net Entities or have the right to advancement of expenses as of the date of this Agreement by the Call-Net Entities pursuant to the Call-Net Entities’ by-laws and indemnity agreements in existence immediately prior to the Effective Date (including acts or omissions occurring in connection with the approval of this Agreement and consummation of the transactions contemplated hereby). The Purchaser will not (unless it assumes such obligations and gives written notice to the beneficiaries thereof to the extent it has their addresses) liquidate Call-Net if the same would prejudice the satisfaction of the indemnity obligations referred to herein or otherwise take any other action to materially adversely affect satisfaction of the indemnity obligations referred to herein.

(d)	The provisions of this section are intended to be for the benefit of, and shall be enforceable by, each present or former director or officer of the Call-Net Entities and their respective estates, heirs, legal representatives and assigns (collectively, the “Beneficiaries”) and the Purchaser acknowledges that Call-Net accepts the Purchaser’s covenants under this section as trustee for and on behalf of each of such Beneficiaries.

5.9 Actions to Satisfy Conditions
      Each party agrees to take all such actions as are within its power to control, and to use all commercially reasonable efforts to cause other actions to be taken which are not within its power to control, so as to be able to comply with any conditions set forth in Article 6 which are for the benefit of any other party, provided that in fulfilment of the foregoing covenant, the Purchaser shall not be required to make any payments (except for filing and other prescribed fees) or divest or otherwise deal with any assets owned or controlled by it, nor shall the Purchaser be required to accept any condition that would result in the Call-Net Entities or the Rogers Entities, following the implementation of the Arrangement, being in a materially worse position that such Call-Net Entities or Rogers Entities as of the date hereof.
5.10 Special Provisions Regarding Call-Net Options and Call-Net PUs
      The Purchaser acknowledges and agrees that, as regards vested Call-Net Options and Call-Net PUs:

(a)	it shall agree with Call-Net to tendering arrangements in order to facilitate the conditional exercise of the Call-Net Options and Call-Net PUs and tender of the Shares to be issued as a result of such conditional exercise (including providing for the ability of holders of Call-Net Options and Call-Net PUs to tender their Call-Net Options and Call-Net PUs or to tender Call-Net Shares on the basis of guaranteed deliveries); and

(b)	(i) holders of Call-Net Options and Call-Net PUs will be permitted to tender Call-Net Shares issuable thereunder into the Arrangement and for such purpose to exercise their Call-Net Options and Call-Net PUs, conditional upon the Arrangement becoming effective, which Call-Net Options and Call-Net PUs shall be deemed to have been exercised concurrently with the Arrangement becoming effective and (ii) all Call-Net Shares that are to be issued pursuant to any such conditional exercise shall be accepted as validly subject to the Arrangement, provided that the holders of such Call-Net Options and Call-Net PUs indicate that the Call-Net Shares are tendered under the Arrangement.
      The Purchaser acknowledges and agrees that, as regards Call-Net Options and Call-Net PUs that are not vested as of the Effective Date, they shall remain non-vested but they shall be dealt with as described in the Plan of Arrangement
ARTICLE 6
CONDITIONS
6.1 Mutual Conditions Precedent
      The respective obligations of each party to complete the transactions contemplated by this Agreement shall be subject to the satisfaction, at or before the Effective Time, of the following conditions precedent and the parties shall cause such conditions to be fulfilled insofar as they relate to matters within their respective control:

(a)	Interim Order — The Interim Order shall have been obtained in form and substance satisfactory to each of the parties, acting reasonably;

(b)	Approval of Arrangement Resolution — The Arrangement Resolution shall have been approved by Call-Net Shareholders at the Call-Net Meeting in accordance with the requirements of the Interim Order;

(c)	Final Order — The Final Order shall have been obtained in form and substance satisfactory to the parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

(d)	Other Governmental Approvals, etc. — All other consents, orders, authorizations, approvals and waivers of or from Governmental Entities, including Appropriate Regulatory Approvals and judicial approvals and orders, required for the completion of the transactions contemplated under this Agreement or under the Plan of Arrangement (excluding non-material municipal consents, orders, authorizations, approvals and waivers) shall have been obtained or received from applicable Governmental Entities having jurisdiction in the circumstances, and all other applicable regulatory requirements and conditions shall have been complied with and, for purposes hereof, Schedule 6.1(d) — Other Government Approvals lists all such other consents, orders, authorizations, approvals and waivers known to be required as of the date hereof, it being agreed that all filing fees and other out-of-pocket expenses relevant to obtaining such consents, orders, authorizations, approvals and waivers shall be shared equally between the Purchaser and Call-Net;

(e)	Legal Prohibition — There shall not exist any prohibition under applicable Law against the completion of the Arrangement;

(f)	Governmental Orders, Decrees, etc. — There shall not be in force any order or decree restraining or enjoining or materially modifying or imposing material conditions on the consummation of the transaction contemplated under this Agreement or under the Plan of Arrangement and there shall be no proceeding, whether of a judicial or administrative nature or otherwise brought by a Governmental Entity that relates to or results from the transactions contemplated under this Agreement that would, if successful, result in an order or ruling that would preclude completion of, or materially modify or impose material conditions on, the transaction contemplated under this Agreement or under the Plan of Arrangement in accordance with the terms and conditions hereof or thereof or would otherwise be inconsistent with any approvals which have been obtained;

(g)	Termination — This Agreement shall not have been terminated pursuant to Article 7.
6.2 Additional Conditions Precedent to the Obligations of the Purchaser
      The obligation of the Purchaser to complete the transactions contemplated by this Agreement is also subject to the satisfaction, on or before the Effective Time, of the following conditions precedent (each of which is for the Purchaser’s exclusive benefit and may be waived by the Purchaser and any one or more of which, if not satisfied or waived, will relieve the Purchaser of any obligation under this Agreement):

(a)	Acts, Undertakings, etc. — Each of the acts, undertakings, covenants, obligations and agreements of Call-Net to be performed at or before the Effective Time pursuant to the terms of this Agreement or under agreements contemplated hereby shall have been duly performed by it in all material respects and the Purchaser shall have received a certificate of a senior officer of Call-Net acceptable to the Purchaser acting reasonably to that effect, dated as of the Effective Date;

(b)	Truth and Accuracy of Representations of Call-Net at the Effective Time — All of the representations and warranties of Call-Net made in or under this Agreement, other than the representation and warranty set forth in Section 3.1(ss), shall be true and correct (for representations or warranties qualified as to materiality, true and correct in all respects, and for all other representations and warranties, true and correct in all material respects) as at the Effective Time and with the same effect as if made at and as of the Effective Time (except to the extent such representations and warranties speak solely of an earlier date, in which event such representations and warranties shall have been true and correct as of such earlier date, and except as such representations and warranties may be affected by the occurrence of events or transactions expressly contemplated and permitted by this Agreement)

and the Purchaser shall have received a certificate of a senior officer of Call-Net acceptable to the Purchaser acting reasonably to that effect, dated as of the Effective Date;

(c)	Receipt of Arrangement Documentation, etc. — All actions and proceedings taken at or prior to the Effective Time in connection with the performance by Call-Net of its obligations under this Agreement shall be satisfactory to the Purchaser and Purchaser’s Counsel, acting reasonably, and the Purchaser shall have received copies of all such documentation or other evidence as it may reasonably request in order to establish the consummation of the transactions contemplated under this Agreement and the taking of all corporate proceedings in connection with those transactions, in form and substance satisfactory to the Purchaser and Purchaser’s Counsel, acting reasonably.

(d)	Consents to Assignment — All consents, authorizations, waivers, orders, licenses and approvals from or notifications to any Persons required under the terms of any of the Contracts (excluding the Sprint Agreement), Leases or licences with respect to the acquisition of control of Call-Net by the Purchaser, or otherwise required in connection with the consummation of the transactions contemplated under this Agreement in form and substance satisfactory to the Purchaser, acting reasonably, shall have been duly obtained or given, as the case may be, at or before the Effective Time, except for any the failure to obtain or provide which would not reasonably be expected to have a Material Adverse Effect.

(e)	No Material Adverse Effect — There shall have been no event that would reasonably be expected to have a Material Adverse Effect upon the Call-Net Entities taken together.

(f)	Actions by Directors — The Call-Net board of directors shall (i) have made, and shall not have modified or amended in a manner adverse to the Purchaser, an affirmative recommendation that the Call-Net Shareholders approve the Arrangement and (ii) have adopted all necessary resolutions, and all other necessary actions shall have been taken by each of the Call-Net Entities, to permit the consummation of the Arrangement.

(g)	Dissent Rights — The holders of not more than 10% of the Call-Net Shares shall have given notice of their exercise of the Dissent Rights.

(h)	Threatened Civil or Criminal Proceedings

(i)	No adverse Claim (whether, for greater certainty, by a Governmental Entity or any other Person or Persons) shall be commenced or be pending or threatened and no Law shall have been proposed, enacted, promulgated or applied, in either case, (A) to cease trade, enjoin, prohibit or impose material conditions on the Arrangement or the transactions contemplated therein or herein, (B) to cease trade, enjoin, prohibit or impose material conditions on the right of the Purchaser to own or exercise full rights of ownership of the securities of Call-Net upon completion of the Arrangement, (C) to prohibit or restrict the completion of the Arrangement in accordance with the terms hereof or otherwise relating to the Arrangement or (D) which would reasonably be expected to have a Material Adverse Effect applicable to the Call-Net Entities.

(ii)	No criminal or quasi-criminal charges (or the equivalent) shall have been laid, no investigation shall be pending and no proceedings shall have been commenced or threatened by any Governmental Entity (including the Canada Revenue Agency, any provincial taxing authority, the United States Internal Revenue Service or any taxing authority in any jurisdiction, including any sales tax authority) against any Call-Net Entity or any current director, officer or employee of any Call-Net Entity alleging a violation of any Law which may directly or indirectly relate to or impact upon any Call-Net Entity, and no information shall have become known to the Purchaser relating to any actual or alleged violation of any Law by any Call-Net Entity or any current or former director, officer or employee of any Call-Net Entity, which would make it, in the judgment of the Purchaser, acting reasonably, inadvisable to proceed with or complete the Arrangement.

      The Purchaser may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by the Purchaser with its obligations under this Agreement if the condition precedent would have been satisfied but for a default by the Purchaser in complying with its obligations hereunder.

6.3	Additional Conditions Precedent to the Obligations of Call-Net
      The obligation of Call-Net to complete the transactions contemplated by this Agreement is also subject to the satisfaction, at or before the Effective Time, of the following conditions precedent (each of which is for Call-Net’s exclusive benefit and may be waived by Call-Net and any one or more of which, if not satisfied or waived, will relieve Call-Net of any obligation under this Agreement):

(a)	Acts, Undertakings, etc. — Each of the acts, undertakings, covenants, obligations and agreements of the Purchaser to be performed at or before the Effective Time pursuant to the terms of this Agreement or under agreements contemplated hereby shall have been duly performed by it in all material respects and Call-Net shall have received a certificate of a senior officer of the Purchaser acceptable to Call-Net acting reasonably to that effect, dated as of the Effective Date.

(b)	Truth and Accuracy of Representations of the Purchaser at Effective Time — All of the representations and warranties of the Purchaser made in or under this Agreement, including the representations and warranties made by the Purchaser and set forth in section 3.2, shall be true and correct (for representations or warranties qualified as to materiality, true and correct in all respects, and for all other representations and warranties, true and correct in all material respects) as at the Effective Time and with the same effect as if made at and as of the Effective Time (except to the extent such representations and warranties speak solely of an earlier date, in which event such representations and warranties shall have been true and correct as of such earlier date, and except as such representations and warranties may be affected by the occurrence of events or transactions expressly contemplated and permitted by this Agreement) and Call-Net shall have received a certificate from a senior officer of the Purchaser acceptable to Call-Net acting reasonably to that effect, dated as of the Effective Date.

(c)	Receipt of Arrangement Documentation, etc. — All actions and proceedings taken at or prior to the Effective Time in connection with the performance by the Purchaser of its obligations under this Agreement shall be satisfactory to Call-Net and Call-Net’s Counsel, acting reasonably, and Call-Net shall have received copies of all such documentation or other evidence as it may reasonably request in order to establish the consummation of the transactions contemplated under this Agreement and the taking of all corporate proceedings in connection with those transactions, in form and substance satisfactory to Call-Net and Call-Net’s Counsel, acting reasonably.

(d)	Absence of Material Adverse Effect — There shall have been no event that would reasonably be expected to have a Material Adverse Effect upon the Purchaser, which makes it, in the judgment of Call-Net, acting reasonably, inadvisable to proceed with or complete the Arrangement or which is reasonably expected to prevent, impair or make impracticable completion of the Arrangement.

(e)	Threatened Civil or Criminal Proceedings — No adverse Claim (whether, for greater certainty, by a Governmental Entity or any other Person or Persons) shall be commenced or be pending or threatened and no Law shall have been proposed, enacted, promulgated or applied, in either case, (A) to cease trade, enjoin, prohibit or impose material conditions on the Arrangement or the transactions contemplated therein or herein, (B) to prohibit or restrict the completion of the Arrangement in accordance with the terms hereof or otherwise relating to the Arrangement or (C) which would reasonable be expected to have a Material Adverse Effect on the Purchaser considered on a consolidated basis.
      Call-Net may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by Call-Net with its obligations under this Agreement if the condition precedent would have been satisfied but for a default by Call-Net in complying with its obligations hereunder.

6.4	Notice and Cure Provisions
      The Purchaser and Call-Net will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would reasonably be expected to:

(a)	cause any of the representations or warranties of the other contained herein to be untrue or inaccurate in any material respect on the date hereof or on the Effective Date; or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by the other hereunder at or prior to the Effective Time.
      Neither the Purchaser nor Call-Net may elect not to complete the transactions contemplated hereby pursuant to the conditions precedent contained in sections 6.1, 6.2 and 6.3, or exercise any termination right arising therefrom, unless forthwith and in any event prior to the filing of the Articles of Arrangement for acceptance by the Director, the Purchaser or Call-Net, as the case may be, has delivered a written notice to the other specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Purchaser or Call-Net, as the case may be, is asserting as the basis for the non-fulfilment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered, provided that the Purchaser or Call-Net, as the case may be, is proceeding diligently to cure such matter, if such matter is capable of being cured, the other may not terminate this Agreement until the expiration of a period of 30 days from such notice (and then only if such breach remains uncured), unless the breach or matter relates to non-compliance by Call-Net of its obligations under section 5.4 or 5.5 (in respect of which no cure period shall be available to Call-Net) or section 5.6 (in respect of which the cure period shall be five Business Days). If such notice has been delivered prior to the date of the Call-Net Meeting, such meeting shall be postponed until the expiry of such period. If such notice has been delivered prior to the making of the application for the Final Order or the filing of the Articles of Arrangement with the Director, such application and such filing shall be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein (in the case of Call-Net, provided further that such matter is so cured without a Material Adverse Effect), this Agreement may not be terminated as a result of the cured breach.

6.5	Satisfaction of Conditions
      The conditions set out in this Article shall be conclusively deemed to have been satisfied, waived or released on the filing with the Director of a certified copy of the Final Order and of the Articles of Arrangement required to give effect to the Arrangement under section 192 of the CBCA.
ARTICLE 7
AMENDMENT AND TERMINATION

7.1	Amendment
      This Agreement or the Plan of Arrangement may, at any time and from time to time before and after the holding of the Call-Net Meeting, but not later than the Effective Time, be amended by mutual written agreement of the parties. Without limiting the generality of the foregoing, any such amendment may:

(a)	change the time for the performance of any of the obligations or acts of the parties,

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document to be delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants contained herein or waive or modify the performance of any of the obligations of the parties; and

(d)	waive compliance with and modify any conditions precedent herein contained;
provided that, notwithstanding the foregoing, the terms of this Agreement and the Plan of Arrangement shall not be amended in a manner materially prejudicial to the holders of securities of Call-Net without the approval of the holders of such securities given in the same manner as required by law for the approval of the Arrangement or as may be contemplated in the Arrangement Resolution or as may be ordered by the Court.

7.2	Mutual Understanding Regarding Amendments
      The parties agree that if the Purchaser or Call-Net, as the case may be, proposes any amendment or amendments to this Agreement or to the Plan of Arrangement, the other will act reasonably in considering such amendment and if the other and its shareholders are not prejudiced by reason of any such amendment the other will co-operate in a reasonable fashion with the Purchaser or Call-Net, as the case may be, so that such amendment can be effected subject to applicable Laws and the rights of the holders of securities of Call-Net.

7.3	Rights of Termination

(a)	Subject always to section 6.4 and the final paragraph of section 6.2, if any condition contained in section 6.1 or 6.2 is not satisfied at or before the Effective Time to the satisfaction of the Purchaser, then the Purchaser may, when not in default in any material respect in the performance of its obligations under this Agreement where such default has given rise to such condition not being satisfied, by notice to Call-Net terminate this Agreement and the obligations of the parties hereunder except as otherwise herein provided.

(b)	Subject always to section 6.4, if any condition contained in section 6.1 or 6.3 is not satisfied at or before the Effective Time to the satisfaction of Call-Net, then Call-Net may, when not in default in any material respect in the performance of its obligations under this Agreement where such default has given rise to such condition not being satisfied, by notice to the Purchaser terminate this Agreement and the obligations of the parties hereunder except as otherwise herein provided.

(c)	This Agreement may, at any time before or after the holding of the Call-Net Meeting but not later than the Effective Time:

(i)	be terminated by the mutual agreement of Call-Net and the Purchaser (without further action on the part of the Call-Net Shareholders if terminated after the holding of the Call-Net Meeting);

(ii)	be terminated by Call-Net by notice to the Purchaser, upon any determination by Call-Net’s board of directors that an Acquisition Proposal constitutes a Superior Proposal, subject to compliance with section 5.5 and the payment by Call-Net of the moneys payable to the Purchaser under section 8.2;

(iii)	be terminated by the Purchaser by notice to Call-Net upon the occurrence of any of the events referenced in subparagraph (a) of section 8.2;

(iv)	be terminated by the Purchaser or by Call-Net by notice to the other upon the failure of the Call-Net Shareholders to approve the Arrangement Resolution at the Call-Net Meeting; or

(v)	subject to section 7.2, be terminated by either Call-Net or the Purchaser if there shall be passed any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited.

(d)	If the Effective Date does not occur on or prior to September 30, 2005, then this Agreement shall terminate, provided that Call-Net and the Purchaser may mutually agree to extend such date and provided further that, if the parties hereto would be in a position to complete the Arrangement on September 30, 2005 except that the condition precedent in section 6.1(d) shall not have been fulfilled or waived, the date shall be automatically extended to up to October 31, 2005.

(e)	If this Agreement is terminated in accordance with the foregoing provisions of this section, no party shall have any further liability to perform its obligations hereunder except as otherwise expressly contemplated hereby, and provided that, neither the termination of this Agreement nor anything contained in this section, shall relieve any party from any liability for any wilful and material breach by it of this Agreement.

ARTICLE 8
FEES, EXPENSES AND OTHER AMOUNTS PAYABLE
8.1 Fees and Expenses
      Except as otherwise provided in this Article, each of the Purchaser and Call-Net shall be responsible for and bear all of its own fees, costs and expenses (including the fees and disbursements of counsel, financial advisors, accountants, actuaries, consultants and brokers, expenses of its advisors, agents and other representatives) incurred at any time in connection with pursuing or consummating this Agreement, the Plan of Arrangement and the transactions contemplated hereby. The provisions of this section shall survive the termination of this Agreement.
8.2 Break Fee
      If:

(a)	the Call-Net board of directors shall have withdrawn or modified in a manner adverse to the Purchaser its approval or recommendation of the Arrangement and makes a public announcement to that effect;

(b)	the Call-Net board of directors recommends any Superior Proposal and makes a public announcement to that effect; or

(c)	the Call-Net board of directors fails to reaffirm its recommendation of the Arrangement by press release as required by section 5.5.

provided in each case, the Purchaser is not in default in the performance of its material obligations under this Agreement, then Call-Net shall pay to the Purchaser Cdn.$10 million in immediately available funds to an account designated by the Purchaser. Such payment of the Termination Fee shall be due at 11:00 a.m. on the first Business Day following the date of the happening of the relevant event.

The provisions of this section shall survive termination of this Agreement.
8.3 Effect of Payment
      For greater certainty, the parties hereto agree that, if Call-Net pays to the Purchaser all amounts required by section 8.2 as a result of the occurrence of any of the events referenced in such section, the Purchaser shall have no other remedy for any breach of this Agreement by Call-Net.
8.4 Additional Fee Obligation
      If this Agreement has been terminated without any payment of the Termination Fee and in circumstances where (i) the Purchaser is not in breach of any of its representations, warranties, covenants or other agreements herein in any material respect and (ii) all approvals required under the Competition Act (Canada) to effect closing hereunder have been obtained prior to the termination and, within four months thereafter, an Acquisition Proposal is consummated which has a value per Call-Net Share greater than the per Call-Net Share value attributable thereto under the transactions contemplated by this Agreement, Call-Net shall forthwith pay to the Purchaser an amount equal to the Termination Fee.

ARTICLE 9
GENERAL
9.1 Notices
      All notices which may or are required to be given pursuant to any provisions of this Agreement shall be given or made in writing as follows

(a)	in the case of the Purchaser:

Rogers Communications Inc.
333 Bloor Street East
Toronto, Ontario M4W 1G9

Attention: David Miller
Facsimile No.: 416 935 3548

With a copy addressed as aforesaid to the attention of David Miller

And with copies (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP
Suite 4200
Toronto Dominion Bank Tower
Toronto Dominion Centre
Toronto, Ontario
M5K 1N6

Attention: J.A. Levin and Richard Steinberg
Facsimile No.: (416) 364-7813

in the case of Call-Net:

Call-Net Enterprises Inc.
2235 Sheppard Avenue East
Atria II — suite 600
Toronto, Ont.
M2J 5G1

Attention: Roy T. Graydon
Facsimile No.: 416 718 6460

with a copy (which shall not constitute notice) to:

Goodmans LLP
Suite 2400
250 Yonge St.
Toronto, Ont.
M5B 2M6

Attention. Dale Lastman and Sheldon Freeman
Facsimile No: 416 979 1234
      The parties may change their respective addresses for notices by notice given in the manner set out in this section. Any such notice or other communication shall be in writing and, unless delivered personally to the addressee, or to a responsible officer of the addressee, as applicable, shall be given by facsimile and shall be deemed to have been given when: (i) in the case of a notice delivered personally to the addressee, or to a responsible officer of the addressee, as applicable, when so delivered; and (ii) in the case of a notice delivered or given by facsimile, on the first Business Day following the day on which it is sent.

9.2 Assignment
      No party may assign its rights or obligations under this Agreement or the Arrangement without the prior written consent of the other party.
9.3 Fiduciary Duties of Directors
      No provision of this Agreement shall require Call-Net to cause any of its directors to take any action, or refrain from taking any action, that is required by such individual to fulfill his/her fiduciary legal obligations as a director of Call-Net, nor, so long as Call-Net has not breached section 2.1, 5.2, 5.4, 5.5 or 8.2 of this Agreement, shall any provision of this Agreement prevent the Call-Net board of directors from considering, negotiating, approving, recommending to holders of Call-Net Shares or entering into an agreement in respect of a Superior Proposal or from approving or recommending such Superior Proposal. For greater certainty, a modification, change or withdrawal by the Call-Net board of directors of its recommendation of the Arrangement after the date hereof in the proper exercise of such fiduciary duty shall not result in the representations in Section 3.1 of this Agreement being considered to be untrue or incorrect. The foregoing shall not be interpreted to diminish, limit, restrict or otherwise affect in any way any covenant or agreement of Call-Net under this Agreement or be construed as a forgiveness or waiver of any breach.
9.4 Binding Effect
      This Agreement and the Arrangement shall be binding upon and shall enure to the benefit of the parties and their respective successors and permitted assigns.
9.5 Waiver and Modification
      Either party hereto may waive or consent to the modification of, in whole or in part, any inaccuracy of any representation or warranty made to it hereunder or in any document to be delivered pursuant hereto and may waive or consent to the modification of any of the covenants herein contained for its benefit or waive or consent to the modification of any of the obligations of the other party hereto. Any waiver or consent to the modification of any of the provisions of this Agreement, to be effective, must be in writing executed by the party granting such waiver or consent.
9.6 Counterparts
      This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.
9.7 Public Disclosure
      Any public or other announcement with respect to the Arrangement, except as may be required by applicable Law, will be made only upon the mutual agreement of Call-Net and the Purchaser, provided, however, that in the event of a request by any regulatory body for disclosure by any party or in the event of a legal requirement to make disclosure, the party making such disclosure shall consult with the other party prior to making any statement or press release and each parry shall use all commercially reasonable efforts, acting in good faith, to agree upon the text for such statement or press release. If a party is subject to a legal requirement to make disclosure, that party shall have the final determination as to the timing and content of such disclosure but shall make only such disclosure as it, acting reasonably, believes to be necessary to comply with the legal requirement or as is otherwise agreed to by each of the parties. Information respecting this Agreement, the Arrangement and any of the transactions contemplated hereby or thereby, including any subsequent negotiations and procedures relating thereto, shall otherwise be kept in the strictest of confidence by Call-Net and the Purchaser and their respective authorized representatives.

9.8 Time of Essence
      Time is of the essence of this Agreement.
9.9 Further Assurances
      Each party hereto shall, from time to time, and at all times hereafter, at the request of the other party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required hi order to fully perform and carry out the terms and intent hereof.
9.10 Invalidity of Provisions
      If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or equity, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.
      IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date hereinbefore written.

Rogers Communications Inc.

By:	“David Miller”

By:	“Bruce Day”

Call-Net Enterprises Inc.

By:	“Bill Linton”

By:	“Roy Graydon”

Schedule 1.1 — Appropriate Regulatory Approvals

1.	Compliance with Part IX of the Competition Act (Canada) for the transactions contemplated by the Agreement, and, subject to section 4.2 of the Agreement, receipt of either an advance ruling certificate or a no-action letter in respect of such transactions.

2.	Subject to compliance with the Hart-Scott-Rodino Antitrust Improvement Act of 1976 and of laws, rules and regulations analogous to the HSR Act existing in non-U.S. jurisdictions, for the transactions contemplated by the Agreement.

3.	Compliance with any applicable requirements of Exon-Florio Statute, Sec. 721 of Title VII of the Defense Production Act of 1950, as amended (50 U.S.C. App. 2170).

4.	Compliance with any applicable requirement of the Federal Communication Commission

SCHEDULE 1.1
PLAN OF
ARRANGEMENT UNDER SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT
ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions
      In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Arrangement” means an arrangement under the provisions of Section 192 of the CBCA on the terms and conditions set forth in this Plan of Arrangement, subject to any amendment or modification thereto made in accordance with the terms of the Arrangement Agreement and this Plan of Arrangement, or made at the direction of the Court in the Final Order;

“Arrangement Agreement” means the arrangement agreement made as of the 11th day of May, 2005 between RCI and Call-Net, as same may be amended from time to time;

“Business Day” means any day, other than a Saturday, Sunday or any other day on which the principal chartered banks located in Toronto, Ontario are not open for business during normal banking hours;

“Call-Net” means Call-Net Inc., a corporation incorporated under the CBCA;

“Call-Net Acquisition Company” means a Subsidiary of RCI to be identified by RCI as the acquiror of Call-Net Shares that are held by Non-Taxable Holders;

“Call-Net Options” means the Call-Net share purchase options granted under Call-Net’s Stock Incentive Option Plan and being outstanding and unexercised immediately prior to the Effective Time;

“Call-Net Preferred Shares” means the non-voting non-dividend bearing redeemable preferred shares in the capital of Call-Net entitling the holders thereof to elect two directors of Call-Net;

“Call-Net PUs” means the restricted stock units granted under Call-Net’s Restricted Stock Unit Plan and deferred stock units granted under Call-Net’s Deferred Share Unit Plan, in each case to the extent outstanding on the date hereof;

“Call-Net Restricted Stock Unit Plan” means the shareholder rights plan agreement dated as of May 7, 2004 between Call-Net and CIBC Mellon Trust Company, as it may be amended from time to time;

“Call-Net Rights Plan” means the shareholder rights plan agreement dated as of May 7, 2004 between Call-Net and CIBC Mellon Trust Company, as it may be amended from time to time;

“Call-Net Shareholders” means the holders of Call-Net Shares;

“Call-Net Shares” means the Class B Non-Voting Shares and Common Shares;

“Call-Net Stock Option Plan” means Call-Net’s Stock Option Plan, as amended and restated;

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, and, except where otherwise expressly provided, any amendments thereto;

“Claim” means any claim, demand, action, suit, litigation, charge, prosecution or other proceeding;

“Class B Non-Voting Shares” means the Class B Non-Voting Shares in the capital of Call-Net, which shares are not entitled to vote at any meeting of shareholders of Call-Net except for votes affecting the Class B Non-Voting Shares and which shares are convertible, at the option of the holder thereof, at any time into Common Shares on a share-for-share basis in specified circumstances as more particularly set forth in the articles of Call-Net;

“Common Shares” means common shares in the capital of Call-Net, which shares are entitled to one vote for each share held at any meeting of the shareholders of Call-Net and which shares are convertible, at the option of the holder thereof, at any time into Class B Non-Voting Shares on a share-for-share basis;

“Court” means the Superior Court of Ontario;

“Depositary” means CIBC Mellon Trust Company at its principal office in Toronto;

“Director” means the Director appointed under Section 260 of the CBCA;

“Dissent Procedures” has the meaning ascribed thereto in Section 3.1;

“Effective Date” means the date on which this Plan of Arrangement becomes effective as established by the date of issue shown on the Certificate of Arrangement to be issued by the Director pursuant to Subsection 192(7) of the CBCA giving effect to the Arrangement;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

“Final Order” means the final order of the Court approving the Arrangement following the application therefor contemplated by the Arrangement Agreement, as such order may be amended or modified by the highest court to which appeal may be applied for;

“Governmental Entity” means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign, (ii) any subdivision, agent, commission, board, or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Interim Order” means the interim order of the Court made in connection with the approval of the Arrangement following the application therefor contemplated by the Arrangement Agreement;

“Laws” means all laws, statutes, codes, ordinances, decrees, rules, standards, orders-in-council, regulations, by laws, statutory rules, principles of law, published policies and guidelines (whether or not having the force of law), judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, statutory body, or self-regulatory authority (including stock exchanges or markets);

“Letter of Transmittal” means the letter of transmittal to be forwarded by Call-Net to Call-Net Shareholders together with the Proxy Circular or such other equivalent form of letter of transmittal acceptable to RCI acting reasonably;

“Meeting” means the special meeting of the Call-Net Shareholders (including any adjournment or postponement thereof) to be held to, among other things, consider and, if deemed advisable, approve the Arrangement by way of special resolution (as defined in the CBCA);

“Non-Taxable Holder” means a Shareholder who confirms in the Letter of Transmittal that such Shareholder is:

(1)	a non-resident of Canada for purposes of the Income Tax Act (Canada) for whom the Call-Net Shares do not represent taxable Canadian property (as defined in the Income Tax Act (Canada)) or, if they do represent taxable Canadian property, for whom any gain realized on the disposition of such Call-Net Shares is exempt from tax in Canada under the terms of an applicable income tax treaty or convention, or

(2)	an entity which is exempt from tax under Part I of the Income Tax Act (Canada), including without limitation, a registered pension plan, registered retirement savings plan, registered retirement income fund, deferred profit sharing plan and registered education savings plan;

“Person” includes any individual, firm, partnership, limited liability company, unlimited liability company, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Proxy Circular” means the management proxy circular of Call-Net dated <*>, 2005 sent to Call-Net Shareholders in connection with the Meeting, including the schedules and appendices thereto and all amendments from time to time made thereto;

“RCI” means Rogers Communications Inc., a subsisting corporation under the laws of British Columbia; and

“RCI Class B Shares” means Class B Non-Voting shares in the capital of RCI.

1.2	Number and Gender
      In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa, and words importing any gender include all genders.

1.3	Interpretation Not Affected by Headings, etc.
      The division of this Plan of Arrangement into Articles, Sections, Subsections and other parts and the insertion of headings are for convenience only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.4	Date For Any Action
      In the event that any date on or by which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required to be taken on or by the next succeeding day which is a Business Day.

1.5	Time
      All times expressed herein or in any Letters of Transmittal are local time (Toronto, Ontario) unless otherwise stipulated herein or therein.

1.6	Currency
      All references to currency in this Plan of Arrangement are to Canadian dollars, being lawful money of the Canada.

1.7	Statutory References
      Unless otherwise expressly provided herein, any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulations in force from time to time, and any statute or regulation that supplements or supersedes such statute or regulations.
ARTICLE 2
THE ARRANGEMENT

2.1	Binding Effect
      This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on:

(a)	Call-Net;

(b)	the Call-Net Shareholders;

(c)	the holders of all rights issued under the Call-Net Rights Plan;

(d)	the holders of the Call-Net Preferred Shares;

(e)	the holders of Call-Net Options; and

(f)	the holders of Call-Net PUs.

2.2	Arrangement
      At the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)	the Call-Net Rights Plan shall be deemed to have been terminated (and all rights issued thereunder shall expire) immediately prior to the Effective Time and shall be of no further force or effect and each Call-Net Share (other than Call-Net Shares in respect of which the Call-Net Shareholder has validly exercised his right of dissent) shall be directly transferred and assigned by the Non-Taxable Holders to Call-Net Acquisition Company and by the other Call-Net Shareholders to RCI in consideration for RCI Class B Shares on the basis of a ratio of one RCI Class B Share for every 4.25 Call-Net Shares;

(b)	each Call-Net Share in respect of which the Call-Net Shareholder has validly exercised his right of dissent shall be directly transferred and assigned by such Call-Net Shareholders to Call-Net in accordance with Article 3;

(c)	unless RCI otherwise notifies the Secretary of Call-Net in writing prior to the Effective Date, each Call-Net Preferred Share shall be deemed to be redeemed by Call-Net for $1.00, being the redemption price therefor;

(d)	with respect to each Call-Net Share transferred and assigned in accordance with Subsection 2.2(a) or Subsection 2.2(b):

(i)	the registered holder thereof shall cease to be the registered holder of such Call-Net Share and the name of such registered holder shall be removed from the register of Call-Net Shareholders as of the Effective Time;

(ii)	the certificate representing such Call-Net Share shall be deemed to have been cancelled as of the Effective Time; and

(iii)	the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Call-Net Share in accordance with Subsection 2.2(a) or Subsection 2.2(b), as applicable;

(e)	with respect to each Call-Net Preferred Share redeemed in accordance with Subsection 2.2(a):

(i)	the registered holder thereof shall cease to be the registered holder of such Call-Net Preferred Share and the name of such registered holder shall be removed from the register of holders of Call-Net Preferred Shares as of the Effective Time;

(ii)	the certificate representing each Call-Net Preferred Share shall be deemed to have been cancelled as of the Effective Time; and

(iii)	the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to effect the redemption thereof;

(f)	with respect to any Call-Net Options outstanding and unexercised immediately prior to the Effective Date (whether or not then vested), each holder thereof shall receive, as of the Effective Date, options to acquire RCI Class B Shares under RCI’s stock option plan (“RCI Options”) in replacement for and in lieu of such Call-Net Options on the basis that (A) such RCI Options will be exercisable to acquire a like number of RCI Class B Shares as each holder of Call-Net Options would have acquired if all such Call-Net Options held by each such holder were fully vested and if each such holder had exercised such Call-Net Options immediately prior to the Effective Date and had received Call-Net Shares that had been subject to Subsection 2.2(a), (B) the vesting for such RCI Options will be identical to the vesting applicable to such Call-Net Options, (C) the expiry date for such RCI Options shall be identical to the original expiry date for such Call-Net Options and (D) the aggregate exercise price for such RCI Options shall be equal to the aggregate exercise price of the Call-Net Options replaced by such RCI Options, such calculation to be applied separately to each grant of Call-Net Options (attached as Exhibit A is an example of the calculation of the exercise price per RCI Class B Share); provided that, if the foregoing calculation results in a holder receiving options exercisable for a fraction of an RCI Non-Voting Share, the number of RCI Options received on the exchange shall be rounded down to the next whole RCI Option and the total exercise price for the RCI Options will be reduced by the exercise price of the fractional RCI Non-Voting Share. Notwithstanding the foregoing, the holder of a Call-Net Option may, at his or her sole option and at any time, before the Effective Time, notify RCI in writing that he or she wishes to increase the exercise price per RCI Non-Voting Share for his or her RCI Options, in the event that the value of such RCI Options immediately after the Effective Time exceeds the value of the Call-Net Options immediately before the Effective Time, to the amount necessary to make the value of such RCI Options immediately after the Effective Time equal to the value of such Call-Net Options immediately before the Effective Time and, in the event such notice is given, the exercise price under the RCI Options shall be deemed to be equal to such amount;

(g)	with respect to any Call-Net PUs outstanding and unexercised immediately prior to the Effective Date (whether or not then vested), in no event shall they represent any entitlement to receive or otherwise acquire Call-Net Shares or to acquire RCI Class B Shares, but otherwise the rights of a holder thereof shall be unaffected and each such holder shall be paid on the Effective Date the amount to which such holder is entitled in respect of such holder’s Call-Net PUs.

provided that none of the foregoing shall occur or shall be deemed to occur unless all of the foregoing occur.
ARTICLE 3
RIGHTS OF DISSENT
3.1 Rights of Dissent
      Registered Call-Net Shareholders may exercise rights of dissent with respect to their Call-Net Shares pursuant to and in the manner set forth in Section 190 of the CBCA in connection with the Arrangement, provided that, notwithstanding Subsection 190(5) of the CBCA, the written objection to the special resolution approving the Arrangement referred to in Subsection 190(5) of the CBCA must be received by Call-Net not later than 5:00 p.m. on the second Business Day preceding the Meeting, and as the same may be further modified by the Interim Order and/or the Final Order (the “Dissent Procedures”), and Call-Net Shareholders who duly exercise such rights of dissent and who:

(a)	are ultimately entitled to be paid fair value in cash for their Call-Net Shares shall be deemed to have transferred such Call-Net Shares to Call-Net for cancellation at the Effective Time; or

(b)	are ultimately not entitled, for any reason, to be paid fair value in cash for their Call-Net Shares shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting Call-Net Shareholder as, at and from the Effective Time, and, subject to Article 4, shall receive RCI Class B Shares on the basis determined in accordance with Article 2;
but, for greater certainty, in no case shall Call-Net, Call-Net Acquisition Company or RCI be required to recognize such Call-Net Shareholders as Call-Net Shareholders at and after the Effective Time, and the names of such Call-Net Shareholders shall be deleted from the register of Call-Net Shareholders as of the Effective Time.

ARTICLE 4
PAYMENT OF CONSIDERATION
4.1 Payment to Registered Holders

(a)	As soon as reasonably practicable but in any event within five Business Days after the later of the Effective Date and the delivery to the Depositary of a duly completed Letter of Transmittal and the certificates representing Call-Net Shares, RCI shall cause the Depositary:

(i)	to forward or cause to be forwarded by first class mail to the Call-Net Shareholder at the address specified in the Letter of Transmittal;

(ii)	if requested by the Call-Net Shareholder in the Letter of Transmittal, to make available at the offices of the Depositary for pick up by the Call-Net Shareholder; or

(iii)	if the Letter of Transmittal neither specifies an address nor contains a request as described in (B) above, to forward or cause to be forwarded by first class mail to the Call-Net Shareholder at the address of the Call-Net Shareholder as shown on the share register maintained by Call-Net immediately prior to the Effective Time;

a share certificate representing the number of RCI Class B Shares to be delivered to such Call-Net Shareholder in respect of the Call-Net Shares for which a duly completed Letter of Transmittal and the certificates representing same have been delivered to the Depositary pursuant to the provisions hereof, provided that in no event shall any holder of Call-Net Shares be entitled to a fractional RCI Class B Share, but, rather, in lieu of any fractional entitlement that a Call-Net Shareholder would otherwise be entitled to, there shall be forwarded to such Call-Net Shareholder a cheque representing an amount equal to such fractional interest multiplied by $37.00.

(b)	As soon as reasonably practicable but in any event at least one Business Day prior to RCI being required to make a cash payment contemplated by this Section 4.1 or Section 4.2, RCI will provide the Depositary with sufficient funds to enable the Depositary to make such payments, with such funds to be provided by bank transfer or other means satisfactory to the Depositary, and such funds shall be held in trust for the Call-Net Shareholders and otherwise as contemplated in this Plan of Arrangement. All amounts paid to the Call-Net Shareholders pursuant to the Arrangement shall be without interest and any interest earned on funds held in trust for the Call-Net Shareholders pursuant to this Subsection 4.1(b) shall be for the sole benefit of RCI.
4.2 Lost Certificates
      If any certificate which immediately prior to the Effective Time represented Call-Net Shares that were acquired by RCI pursuant to Subsection 2.2(a) has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Call-Net Shareholder claiming such certificate to be lost, stolen or destroyed and the delivery of a duly completed Letter of Transmittal, in exchange for such lost, stolen or destroyed certificate, within ten Business Days after the later of:

(i)	the Effective Date; and

(ii)	the delivery to the Depositary of a duly completed Letter of Transmittal, an affidavit of loss and the bond or other indemnity referred to below,
      RCI will cause the Depositary:

(A)	to forward or cause to be forwarded by first class mail to the Call-Net Shareholder at the address specified in the Letter of Transmittal;

(B)	if requested by the Call-Net Shareholder in the Letter of Transmittal, to make available at the offices of the Depositary for pick up by the Call-Net Shareholder; or

(C)	if the Letter of Transmittal neither specifies an address nor contains a request as described in (B) above, to forward or cause to be forwarded by first class mail to the Call-Net Shareholder at the address of the Call-Net Shareholder as shown on the share register maintained by Call-Net immediately prior to the Effective Time;

a share certificate representing the number of RCI Class B Shares to be delivered to such Call-Net Shareholder in respect of the Call-Net Shares for which a duly completed Letter of Transmittal and the bond or other indemnity referred to below have been delivered to the Depositary pursuant to the provisions hereof, provided that in no event shall any holder of Call-Net Shares be entitled to a fractional RCI Class B Share, but, rather, in lieu of any fractional entitlement that a Call-Net Shareholder would otherwise be entitled to, there shall be forwarded to such Call-Net Shareholder a cheque representing the amount of $3.70 for each whole one tenth of an RCI Class B Share that a Call-Net Shareholder would otherwise have been entitled to. A condition precedent to the delivery of any such share certificate or cheque shall be that the person entitled to same shall give a bond reasonably satisfactory to RCI and the Depositary in such reasonable sum as RCI may direct or otherwise indemnify RCI and the Depositary in a manner reasonably satisfactory to them against any claim that may be made against either of them with respect to the certificate alleged to have been lost, stolen or destroyed.
4.3 Extinction of Rights
      If any Call-Net Shareholder fails for any reason to deliver to the Depositary for cancellation the certificates formerly representing Call-Net Shares (or an affidavit of loss and bond or other indemnity pursuant to Section 4.1), together with a duly completed Letter of Transmittal, on or before the sixth anniversary of the Effective Date, such Call-Net Shareholder shall be deemed to have donated and forfeited to RCI any cash, net of any applicable withholding or other taxes, held by the Depositary in trust for such Call-Net Shareholder to which such Call-Net Shareholder is entitled. Subject to this Section 4.3, at and after the Effective Time, any certificate formerly representing Call-Net Shares shall represent only the right to receive the consideration provided in Subsection 2.2(a) in accordance with this Plan of Arrangement, provided that such certificates shall, on the sixth anniversary of the Effective Date, cease to represent a claim of any nature whatsoever, shall be deemed to have been surrendered to RCI and shall be cancelled.
ARTICLE 5
AMENDMENT
5.1 Amendment

(a)	RCI and Call-Net may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be approved by each of RCI and Call-Net in a written document which is filed with the Court and, if made following the Meeting, approved by the Court and communicated to Call-Net Shareholders in the manner required by the Court (if so required).

(b)	Any amendment, modification or supplement to this Plan of Arrangement which is directed by the Court following the Meeting shall be effective only if (i) it is consented to in writing by RCI and Call-Net, and (ii) if required by the Court, it is consented to by the Call-Net Shareholders in the manner directed by the Court.

ARTICLE 6
FURTHER ASSURANCES
6.1 Other Documents and Instruments
      Notwithstanding that the transactions or events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further authorization, act or formality, RCI and Call-Net shall make, do and execute, or cause and cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out herein including any resolutions of directors authorizing the issue, exchange, transfer, purchase for cancellation or donation of shares and any share transfer powers evidencing the transfer of shares and any receipts therefor.

EXHIBIT A
Assumptions:

1.	A Person (the “Optionholder”) holds Call-Net Options which, if fully exercised, would entitle the Optionholder to acquire 4,250 Call-Net Shares.

2.	The exercise price of such Call-Net Options is Cdn.$5 per Call-Net Share or Cdn.$21,250 in the aggregate.

3.	On the Arrangement being implemented, a Call-Net Shareholder with 4,250 Call-Net Shares will receive 1,000 RCI Class B Shares.
Calculation of Exercise Price to Acquire One RCI Class B Share

(a)	The Optionholder will, on implementation of the Arrangement, receive RCI Options which, if fully exercised, will entitle the Optionholder to acquire 1,000 RCI Class B Shares.

(b)	The exercise price of such RCI Options is, in the aggregate, $21,250 for 1,000 RCI Class B Shares.

(c)	Therefore, the exercise price under such RCI Options to acquire one RCI Class B Share will be equal to Cdn.$21,250/1,000, or Cdn.$21.25.

Schedule 3.1 — Material Subsidiaries

Schedule 6.1(d) — Other Government Approvals
See Schedule 1.1.

APPENDIX C: NOTICE OF APPLICATION FOR FINAL ORDER
Commercial List Court File No. 05-CL-5901
ONTARIO SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF CALL-NET ENTERPRISES INC., CONCERNING THE ACQUISITION BY ROGERS COMMUNICATIONS INC. OF CERTAIN SHARES OF CALL-NET ENTERPRISES INC.

CALL-NET ENTERPRISES INC.	Applicant
NOTICE OF APPLICATION
TO THE RESPONDENTS:
      A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant. The claim made by the applicant appears on the following page.
      THIS APPLICATION will come on for a hearing before a Judge presiding over the Commercial List on Thursday, July 7, 2005, at 10:00 a.m., or as soon after that time as the application may be heard, at 393 University Avenue, Toronto, Ontario.
      IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the applicant’s lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.
      IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicant’s lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2 p.m. on the day before the hearing.

      IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date May 18, 2005	Issued by Local registrar
Address of 393 University Avenue
court office Toronto, Ontario M5G 1E6

TO:	ALL HOLDERS OF COMMON SHARES OF CALL-NET ENTERPRISES INC., AS AT MAY 17, 2005

AND TO:	ALL HOLDERS OF CLASS B NON-VOTING SHARES OF CALL-NET ENTERPRISES INC. AS AT MAY 17, 2005

AND TO:	ALL HOLDERS OF PREFERRED SHARES OF CALL-NET ENTERPRISES INC. AS AT MAY 17, 2005

AND TO:	ALL HOLDERS OF OPTIONS OF CALL-NET ENTERPRISES INC. AS AT MAY 17, 2005

AND TO:	ALL HOLDERS OF RESTRICTED STOCK UNITS AND DEFERRED STOCK UNITS OF CALL-NET ENTERPRISES INC. AS AT MAY 17, 2005

AND TO:	ALL DIRECTORS OF CALL-NET ENTERPRISES INC., AS AT MAY 17, 2005

AND TO:	KPMG Yonge Corporate Centre 4100 Yonge Street, Suite 200 Toronto, Ontario M2P 2H3 Auditors for Call-Net Enterprises Inc.

AND TO:	THE DIRECTOR
Compliance & Policy Directorate
Corporations Canada, Industry Canada
9th Floor, Jean Edmonds Tower South
365 Laurier Avenue West
Ottawa, Ontario, K1A 0C8

AND TO:	FASKEN MARTINEAU DUMOULIN LLP
P.O. Box 20, Suite 4200
Toronto-Dominion Bank Tower
Toronto-Dominion Centre
Toronto, Ontario
M5K 1N6

Samuel Rickett LSUC #14947B

Tel: 416-868-3436
Fax: 416-364-7813

Solicitors for Rogers Communications Inc. and its subsidiaries

APPLICATION

1.	THE APPLICANT MAKES APPLICATION FOR:

a)	an interim order for advice and directions pursuant to section 192(4) of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”) with respect to a proposed arrangement (the “Arrangement”) of Call-Net Enterprises Inc. (“Call-Net”), concerning the acquisition by Rogers Communications Inc. (“RCI”) of certain shares of Call-Net;

b)	an order approving the Arrangement pursuant to sections 192(3) and 192(4) of the CBCA; and

c)	such further and other relief as this Honourable Court may deem just.

2.	THE GROUNDS FOR THE APPLICATION ARE:

a)	section 192 of the CBCA;

b)	all statutory requirements under the CBCA have been fulfilled;

c)	Call-Net is not insolvent;

d)	it is not practicable for Call-Net to effect the Arrangement under any other provision of the CBCA;

e)	the Arrangement is in the best interests of, and fair to, the security holders of Call-Net;

f)	the Arrangement is procedurally and substantively fair and reasonable overall;

g)	if made, the Order approving the Arrangement will constitute the basis for an exemption from the registration requirements of Section 3(a)(10) of the Securities Act of 1933, as amended, of the United States of America, with respect to the Class B non-voting shares of RCI to be issued in the United States of America pursuant to the Arrangement;

h)	certain of the holders of common shares and Class B non-voting shares of Call-Net are resident outside of Ontario and will be served at their addresses as they appear on the books and records of Call-Net as at May 17, 2005, pursuant to rules 17.02(n) and 17.02(o) of the Rules of Civil Procedure and the terms of any interim Order for advice and directions granted by this Honourable Court;

i)	rules 14.05(2), 14.05(3) and 38 of the Rules of Civil Procedure; and

j)	such further and other grounds as counsel may advise and this Honourable Court may permit.

3.	THE FOLLOWING DOCUMENTARY EVIDENCE WILL BE USED AT THE HEARING OF THE APPLICATION:

a)	such Interim Order as may be granted by this Honourable Court;

b)	an Affidavit of William Linton, to be sworn on behalf of Call-Net, with exhibits thereto, outlining the basis for the within application and for an interim Order for advice and directions;

c)	a further Affidavit, to be sworn on behalf of Call-Net, with exhibits thereto, reporting as to compliance with any interim Order and the results of any meeting conducted pursuant to such interim Order, with exhibits thereto; and

d)	such further and others material as counsel may advise and this Honourable Court may permit.

May 18, 2005	GOODMANS LLP
Barristers & Solicitors
250 Yonge Street, Suite 2400
Toronto, Canada M5B 2M6

Tom Friedland LSUC #: 31848L
Suzy Kauffman LSUC #: 41703D

Tel: (416) 979-2211
Fax: (416) 979-1234

Solicitors for the Applicant,
Call-Net Enterprises Inc.

CALL-NET ENTERPRISES INC. Applicant	IN THE MATTER OF AN APPLICATION UNDER SECTION 192, CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED	Commercial List Court File No: 05-CL-5901

ONTARIO SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

Proceeding commenced at Toronto

NOTICE OF APPLICATION
(returnable July 7, 2005)

GOODMANS LLP
Barristers & Solicitors
250 Yonge Street, Suite 2400
Toronto, Canada M5B 2M6

Tom Friedland LSUC#: 31848L
Suzy Kauffman LSUC#: 41703D

Tel: (416) 979-2211
Fax: (416) 979-1234

Solicitors for the Applicant,
Call-Net Enterprises Inc.

File No. 04-1363
GOODMANS/5168655

APPENDIX D: INTERIM ORDER
Court File No. 05-CL-5901
ONTARIO SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

THE HONOURABLE MR.	)	WEDNESDAY, THE 25TH DAY
)
JUSTICE CAMPBELL	)	OF MAY, 2005

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF CALL-NET ENTERPRISES INC., CONCERNING THE ACQUISITION BY ROGERS COMMUNICATIONS INC. OF CERTAIN SHARES OF CALL-NET ENTERPRISES INC.

CALL-NET ENTERPRISES INC.	Applicant
ORDER
      THIS MOTION made by the Applicant, Call-Net Enterprises Inc. (“Call-Net”), pursuant to section 192(4) of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”), for an interim order for advice and directions in connection with the within application (the “Application”), was heard this day at 393 University Avenue, Toronto, Ontario.
      ON READING the Notice of Application, Notice of Motion, the Affidavit of William Linton sworn May 19, 2005, and the exhibits thereto (the “Linton Affidavit”), and the Supplementary Affidavit of William Linton sworn May 24, 2005, and the exhibits thereto, and on hearing the submissions for Call-Net and counsel for Rogers Communications Inc. (“RCI”), and on being advised of the letter of non-appearance delivered by the Director appointed under the CBCA,
Definitions

1.	THIS COURT ORDERS that all capitalized terms not otherwise defined in this Order shall have the meanings ascribed thereto in the Plan of Arrangement attached as Schedule 1.1 to the Arrangement Agreement attached as Appendix B to the draft Proxy Circular attached as Exhibit “A” to the Linton Affidavit.
The Meeting

2.	THIS COURT ORDERS that Call-Net shall be permitted to call, hold and conduct the Meeting, at which Call-Net Shareholders (holders of Common Shares and holders of Class B Non-Voting Shares, voting together as a single class) will be asked to, among other things, consider and, if deemed advisable, pass, with or without variation, a special resolution (the “Arrangement Resolution”), a copy of which is attached as Appendix A to the draft Proxy Circular, to, among other things, approve the Arrangement and the Plan of Arrangement.

3.	THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the notice of the Meeting forming part of the Proxy Circular (the “Notice”), the CBCA, the articles and by-laws of Call-Net (including the quorum requirements thereof) and the terms of this Order and any further Order of this Honourable Court.

4.	THIS COURT ORDERS that at the meeting, Call-Net may also transact such other business as is contemplated by the Proxy Circular or as otherwise may be properly brought before the Meeting.
Amendments to the Arrangement and Plan of Arrangement

5.	THIS COURT ORDERS that Call-Net is authorized to make such amendments, revisions and/or supplements to the Arrangement and to the Plan of Arrangement as it may determine and the Arrangement and Plan of Arrangement as so amended, revised and/or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to the Call-Net Shareholders at the Meeting and shall be the subject of the Arrangement Resolution.
Adjournments and Postponements

6.	THIS COURT ORDERS that Call-Net, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of Call-Net Shareholders respecting the adjournment or postponement.
Notice of the Meeting

7.	THIS COURT ORDERS that Call-Net shall give notice of the Meeting, substantially in the form of the Notice, subject to Call-Net’s ability to change dates and other relevant information in the final form of Notice. The Notice shall be mailed or delivered in accordance with paragraph 10 of this Order. Failure or omission to give notice in accordance with paragraph 10 of this Order, as a result of mistake or of events beyond the control of Call-Net, shall not constitute a breach of this Order or a defect in the calling of the Meeting and shall not invalidate any resolution passed or proceedings taken at the Meeting, but if any such failure or omission is brought to the attention of Call-Net, then Call-Net shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.
The Proxy Circular

8.	THIS COURT ORDERS that Call-Net is hereby authorized and directed to distribute the Proxy Circular, subject to such amendments, revisions or supplements as Call-Net may determine. The Proxy Circular shall be mailed or delivered in accordance with paragraph 10 of this Order. The Proxy Circular shall have the within Notice of Application and this Order attached as schedules thereto. Failure or omission to distribute the Proxy Circular in accordance with paragraph 10 of this Order as a result of mistake or of events beyond the control of Call-Net, shall not constitute a breach of this Order and shall not invalidate any resolution passed or proceedings taken at the Meeting, but if any such failure or omission is brought to the attention of Call-Net, then Call-Net shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.
Solicitation of Proxies

9.	THIS COURT ORDERS that Call-Net is authorized to use proxies at the Meeting, substantially in the forms accompanying the Proxy Circular, subject to Call-Net’s ability to insert dates and other relevant information in the final forms of proxy. Call-Net is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. Call-Net may waive, in its discretion, the time limits for the deposit of proxies by Call-Net Shareholders if Call-Net deems it advisable to do so.

Method of Distribution of Meeting Materials

10.	THIS COURT ORDERS that the Notice of Application, this Order, the Notice, the Proxy Circular, the form of proxy, the letter of transmittal and any other communications or documents determined by Call-Net to be necessary or desirable (collectively, the “Meeting Materials”), shall be distributed by Call-Net:

(a)	to registered Call-Net Shareholders, to the directors of Call-Net and to the auditor of Call-Net, respectively, by mailing same by pre-paid ordinary mail (or, alternatively, by delivery, in person or by courier), not later than twenty-one (21) days prior to the date established for the Meeting in the Notice. Distribution to such persons shall be to their addresses as they appear on the books and records of Call-Net as of May 17, 2005, or such later date as Call-Net may determine in accordance with the CBCA (the “Record Date”); and

(b)	to non-registered Call-Net Shareholders by Call-Net complying with its obligations under National Instrument No. 54-101 of the Canadian Securities Administrators.

11.	THIS COURT ORDERS that the Notice of Application, this Order, the Proxy Circular, and any other communications or documents determined by Call-Net to be necessary or desirable (collectively, the “Court Materials”), shall be distributed by Call-Net to the holders of Call-Net Preferred Shares, Call-Net Options and Call-Net PU’s, respectively, by mailing same by pre-paid ordinary mail (or, alternatively, by delivery, in person or by courier), concurrently with the distribution of the Meeting Materials. Distribution to such persons shall be to their addresses as they appear on the books and records of Call-Net as of the Record Date.

12.	THIS COURT ORDERS that no one other than those listed in paragraph 10 of this Order shall be entitled to receive the Meeting Materials or attend the Meeting.

13.	THIS COURT ORDERS that no other form of service of the Meeting Materials or the Court Materials or any portion thereof need be made or notice given or other material served in respect of these proceedings and/or the Meeting.
Voting

14.	THIS COURT ORDERS that the only persons entitled to vote in person or by proxy on the Arrangement Resolution shall be the Call-Net Shareholders as at the close of business on the Record Date.

15.	THIS COURT ORDERS that the Arrangement Resolution must be passed at the Meeting by the affirmative vote of not less than two-thirds of the votes cast in respect of the Arrangement Resolution by the Call-Net Shareholders present in person or represented by proxy at the Meeting, and voting together as a single class. For the purpose of this paragraph, each Call-Net Shareholder is entitled to one vote for each Call-Net Share held and illegible votes, spoiled votes, defective votes and abstentions shall be deemed not to be votes cast. Such votes shall be sufficient to authorize and direct Call-Net to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Proxy Circular without the necessity of any further approval by the Call-Net Shareholders, subject only to final approval of the Arrangement by this Honourable Court.

16.	THIS COURT ORDERS that in respect of matters that may be brought before the Meeting pertaining to items of business affecting Call-Net (other than in respect of the Arrangement Resolution), each Call-Net Shareholder is entitled to one vote for each Call-Net Share held and illegible votes, spoiled votes, defective votes and abstentions shall be deemed not to be votes cast.
Dissent Rights

17.	THIS COURT ORDERS that each registered Call-Net Shareholder shall be entitled to exercise rights of dissent with respect to the Arrangement Resolution, in accordance with and in compliance with section 190 of the CBCA, as varied by the Plan of Arrangement, provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by Call-Net not later than 5:00 p.m. (Toronto time) on the second Business Day preceding the Meeting. Registered Call-Net Shareholders who duly exercise such rights of dissent and who:

(a)	are ultimately entitled to be paid fair value in cash for their Call-Net Shares shall be deemed to have transferred such Call-Net Shares for cancellation to Call-Net at the Effective Time in accordance with Article 3 of the Plan of Arrangement; or

(b)	are ultimately not entitled, for any reason, to be paid fair value in cash for their Call-Net Shares shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting Call-Net Shareholder as, at and from the Effective Time, and, subject to Article 4 of the Plan of Arrangement, shall receive RCI Class B Shares on the basis determined in accordance with Article 2 of the Plan of Arrangement;

but in no case shall Call-Net, Call-Net Acquisition Company or RCI be required to recognize such Call-Net Shareholders as Call-Net Shareholders at and after the Effective Time, and the names of such Call-Net Shareholders shall be deleted from the register of Call-Net Shareholders as of the Effective Time.
Hearing of Application for Approval of the Arrangement

18.	THIS COURT ORDERS that, upon the passing of the Arrangement Resolution pursuant to the provisions of paragraph 15 hereof, Call-Net shall be permitted to apply to this Honourable Court for final approval of the Arrangement pursuant to the within Notice of Application.

19.	THIS COURT ORDERS that the only persons entitled to appear and be heard at the hearing of the within Application shall be:

(a)	Call-Net;

(b)	RCI;

(c)	The Director; and

(d)	any person who has filed a Notice of Appearance herein in accordance with the provisions hereof, the Notice of Application and the Rules of Civil Procedure.

20.	THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on counsel for Call-Net at the following address: Goodmans LLP, 250 Yonge Street, Suite 2400, Toronto, Ontario, M5B 2M6, Attention: Tom Friedland/Suzy Kauffman.

21.	THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those parties having previously filed a Notice of Appearance shall be entitled to be given notice of the adjourned date.

22.	THIS COURT ORDERS that Call-Net shall be entitled to seek leave to vary this order upon such terms and upon the giving of such notice as this Honourable Court may direct.

CALL-NET ENTERPRISES INC.	IN THE MATTER OF AN	Court File: 05-CL-5901
APPLICATION UNDER SECTION 192,
CANADA BUSINESS CORPORATIONS
Applicant	ACT, R.S.C. 1985, c. C-44, AS
AMENDED

ONTARIO SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

Proceeding commenced at Toronto

ORDER

Goodmans LLP
Barristers & Solicitors
250 Yonge Street
Suite 2400
Toronto, Ontario
M5B 2M6

Tom Friedland LSUC#: 31848L
Suzy Kauffman LSUC#: 41703D

Tel: (416) 979-2211
Fax: (416) 979-1234

Solicitors for the Applicant,
Call-Net Enterprises Inc.

File No. 04-1363
GOODMANS5168659

APPENDIX E: BMO NB FAIRNESS OPINION
Investments & Corporate Banking
1 First Canadian Place
4th Floor, P.O. Box 150
Toronto, Ontario M5X 1H3
(416) 359-4001
May 11, 2005
The Board of Directors
Call-Net Enterprises Inc.
2235 Sheppard Avenue East
Toronto, ON M2J 1C6
Dear Sirs:
      You have requested our opinion as to the fairness, from a financial point of view, of the Consideration (defined below) being offered to the holders of the common shares (the “Common Shares”) and the class B non-voting shares (the “Non-Voting Shares” and collectively with the Common Shares, the “Call-Net Shares”) of Call-Net Enterprises Inc. (“Call-Net” or the “Company”) pursuant to an arrangement (“Arrangement”) involving the acquisition by Rogers Communications Inc. (“RCI”) of all of the outstanding Call-Net Shares. We understand the Arrangement will be implemented pursuant to section 192 of the Canada Business Corporations Act. Under the terms of the arrangement agreement (“Arrangement Agreement”), holders of Call-Net Shares (“Shareholders”) will receive, for every 4.25 Call-Net Shares, one Class B Non-Voting Share of RCI (“Consideration”). We also understand that among other things, the Arrangement is conditional upon a special resolution (“Resolution”) being supported by Shareholders at a special meeting of shareholders. The terms and conditions necessary to complete the Arrangement, including approvals by Shareholders, are set forth in the Company management information circular.
Engagement of BMO Nesbitt Burns Inc.
      The Company has retained BMO Nesbitt Burns Inc. (“BMO Nesbitt Burns”) pursuant to a letter agreement dated May 21, 2004, as subsequently amended, to provide an opinion (the “Opinion”) to the Board of Directors of the Company as to the fairness, from a financial point of view, of the Consideration to the Shareholders.
      BMO Nesbitt Burns has not been asked to prepare, and has not prepared, a valuation of Call-Net or RCI or of their respective assets or securities, and as such, our Opinion is not and should not be construed as such a valuation, including a formal valuation for the purposes of Ontario Securities Commission Rule 61-501.
      BMO Nesbitt Burns will receive a fixed fee upon delivery of the Opinion, and will receive additional fees if the Arrangement is successfully completed. BMO Nesbitt Burns believes that notwithstanding this fee arrangement, it is independent for purposes of providing this Opinion in connection with the Arrangement. Call-Net has also indemnified BMO Nesbitt Burns in respect of certain liabilities which may be incurred by BMO Nesbitt Burns in connection with the provision of its services.
      Our Opinion cannot be made public, in whole or in part, without our prior written consent, except in connection with materials sent to Shareholders in connection with the Arrangement.
      Neither BMO Nesbitt Burns nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of Call-Net, RCI or any of their respective associates or affiliates.
      In the ordinary course of our business, BMO Nesbitt Burns acts as a trader and dealer, both as principal and agent, in all major North American financial markets and, as such, has had or may have positions in the securities of Call-Net or RCI, and from time to time has executed or may execute transactions on behalf of Call-Net or RCI for which it receives compensation. In addition, as an investment dealer, BMO Nesbitt Burns conducts research on securities and may, in the ordinary course of its business, provide investment advice to its clients on investment matters, including Call-Net, RCI and their securities.
Credentials of BMO Nesbitt Burns
      BMO Nesbitt Burns is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. The Opinion is the opinion of BMO Nesbitt Burns, and the form and content of the Opinion have been approved for release by a group of its directors and officers and other professionals of BMO Nesbitt Burns, each of whom is experienced in mergers, acquisitions, divestitures and valuation and fairness opinion matters.
Scope of Review
      In preparing this Opinion, we have reviewed and/or relied upon, or carried out, among other things, the following:
      In Respect of Call-Net:

i)	the Annual Reports of Call-Net for each of the three consecutive fiscal years ended December 31, 2004;

ii)	the Annual Information Forms and proxy circulars of Call-Net for each of the three consecutive fiscal years ended December 31, 2004;

iii)	the unaudited interim report of Call-Net for the first quarter of the fiscal year ending December 31, 2005;

iv)	other public information relating to the business, operations, financial performance and stock trading history of Call-Net as we considered appropriate in the circumstances;

v)	a budget prepared by management of Call-Net for the fiscal year ending December 31, 2005;

vi)	a business planning document prepared by management of Call-Net containing a projection for the seven consecutive fiscal years ending December 31, 2012;

vii)	discussions with senior management of Call-Net regarding, among other things, the telecommunications industry and its participants (including anticipated new entrants), various legal and regulatory matters, and the business, operations, assets, liabilities, financial condition, capital and business prospects of Call-Net;

viii)	a letter of representation dated as of May 11, 2005 as to certain factual matters, addressed to us, provided by Call-Net’s senior management;
      In Respect of RCI:

ix)	the Annual Reports of RCI for each of the three consecutive fiscal years ended December 31, 2004;

x)	the Annual Information Forms of RCI for each of the three consecutive fiscal years ended December 31, 2004 and the proxy circulars of RCI for each of the two consecutive fiscal years ended December 31, 2003;

xi)	the unaudited interim report of RCI for the first quarter of the fiscal year ending December 31, 2005;

xii)	other public information relating to the business, operations, financial performance and stock trading history of RCI as we considered appropriate in the circumstances;

xiii)	a discussion with senior management of RCI regarding, among other things, the cable and wireless telecommunications industries, RCI plans to launch a cable-system based telecommunications service, various legal and regulatory matters, and the business, operations, assets, liabilities, financial condition, capital and business prospects of RCI;

      Other:

xiv)	the Arrangement Agreement dated as of May 11, 2005;

xv)	information with respect to precedent transactions of a comparable nature that we considered relevant;

xvi)	public information with respect to the trading values of public companies that we considered relevant; and

xvii)	such other information, investigations and analyses as we considered necessary or appropriate in the circumstances.
      BMO Nesbitt Burns has not, to its knowledge, been denied access by Call-Net to any information requested by BMO Nesbitt Burns.
Assumptions and Limitations
      We have relied upon, and have assumed, without independent verification, the completeness, accuracy and fair representation of, all financial and other information, data, advice, opinions and representations obtained by us from public sources or provided to us by Call-Net, RCI or their respective affiliates or advisors or otherwise reviewed by us pursuant to our engagement (the “Information”). The Opinion is conditional upon such completeness, accuracy and fair representation and upon there being no “misrepresentation” (as defined in the Securities Act (Ontario)) in the Information, which we have assumed. In this context, we have assumed that there is no Information relating to the business, operations, assets, liabilities, financial condition, capital or business prospects of Call-Net or RCI that is or could reasonably be expected to be material to the Opinion that has not been publicly disclosed or otherwise disclosed to BMO Nesbitt Burns by Call-Net or RCI, respectively. Senior officers of Call-Net have certified in writing to us that, among other things: since the date of the Information provided to BMO Nesbitt Burns by Call-Net or its advisers (the “Call-Net Information”) there has been no material change, financial or otherwise, in the position of Call-Net or in the assets, liabilities, business or operations of Call-Net, or any change of any material fact that is of a nature as to render any portion of the Call-Net Information material to the Opinion misleading in any material respect, except for changes which have been publicly disclosed; and there are no material facts about Call-Net not disclosed by Call-Net to BMO Nesbitt Burns or not specifically made available to BMO Nesbitt Burns which could reasonably be expected to affect materially the assumptions used, the procedures adopted or the scope of review undertaken by BMO Nesbitt Burns regarding the Opinion. Subject to the exercise of professional judgment, we have not attempted to verify independently the completeness, accuracy or fair representation of any of the Information.
      The Opinion is provided to the Board of Directors of the Company in its consideration of the Arrangement and may not be relied upon by any other person. BMO Nesbitt Burns disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Nesbitt Burns after the date hereof. Without limiting the foregoing, in the event that there is any material change in the business or affairs of the Company or in the Information after the date hereof which materially affects the Opinion or if BMO Nesbitt Burns becomes aware of any information not disclosed to us, which would make the Information misleading in any material respect, untrue or inaccurate, or would result in a misrepresentation in the Information, BMO Nesbitt Burns is entitled to amend, supplement or withdraw the Opinion. The Opinion is not intended to be and does not constitute a recommendation to any shareholder to vote for or against the Resolution.
      Our Opinion is not, and should not be construed as, advice as to the price at which shares of Call-Net or RCI may trade (before or after completion of the Arrangement) at any future date.
      BMO Nesbitt Burns was not requested to, and it did not, solicit or consider any third party indications of interest in the possible acquisition of shares of Call-Net or any other transaction involving Call-Net, its assets or its securities. Our Opinion does not address the relative merits of the Arrangement as compared to any other possible transaction for the acquisition of shares of Call-Net or any other possible transaction involving Call-Net, its assets or its securities.

      The Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of Call-Net and RCI as reflected in the Information. In our analyses and in connection with the preparation of the Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the transaction.
Fairness Conclusion
      Based upon and subject to the foregoing, it is our opinion that as of the date hereof the Consideration is fair, from a financial point of view, to the Shareholders.
Yours truly,
“BMO Nesbitt Burns Inc.”
BMO Nesbitt Burns Inc.

APPENDIX F: SECTION 190 OF THE CBCA
Right to dissent — s.190(1)

(1)	Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)	amalgamate otherwise than under section 184;

(d)	be continued under section 188;

(e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)	carry out a going-private transaction or a squeeze-out transaction.
Further right — s.190(2)

(2)	A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.
If one class of shares — s.190(2.1)

(2.1)	The right to dissent described in subsection (2) applies even if there is only one class of shares.
Payment for shares — s.190(3)

(3)	In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.
No partial dissent — s.190(4)

(4)	A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.
Objection — s.190(5)

(5)	A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.
Notice of resolution — s.190(6)

(6)	The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment — s.190(7)

(7)	A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.
Share certificate — s.190(8)

(8)	A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.
Forfeiture — s.190(9)

(9)	A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.
Endorsing certificate — s.190(10)

(10)	A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.
Suspension of rights — s.190(11)

(11)	On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a)	the shareholder withdraws that notice before the corporation makes an offer under subsection (12);

(b)	the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice; or

(c)	the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.
Offer to pay — s.190(12)

(12)	A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.
Same terms — s.190(13)

(13)	Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment — s.190(14)

(14)	Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.
Corporation may apply to court — s.190(15)

(15)	Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.
Shareholder application to court — s.190(16)

(16)	If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.
Venue — s.190(17)

(17)	An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.
No security for costs — s.190(18)

(18)	A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).
Parties — s.190(19)

(19)	On an application to a court under subsection (15) or (16),

(a)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.
Powers of court — s.190(20)

(20)	On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.
Appraisers — s.190(21)

(21)	A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.
Final order — s.190(22)

(22)	The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest — s.190(23)

(23)	A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.
Notice that subsection (26) applies — s.190(24)

(24)	If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.
Effect where subsection (26) applies — s.190(25)

(25)	If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)	retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.
Limitation — s.190(26)

(26)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.
R.S., 1985, c. C-44, s. 190; 1994, c. 24, s. 23; 2001, c. 14, ss. 94, 134(F), 135(E).

APPENDIX G: UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF RCI
COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
The Board of Directors
Call-Net Enterprises Inc.
      We have read the accompanying unaudited pro forma consolidated balance sheet of Rogers Communications Inc. (“RCI”) as at March 31, 2005 and unaudited pro forma condensed consolidated statements of income for the three months then ended and for the year ended December 31, 2004, and have performed the following procedures:

1.	Compared the figures in the columns captioned “RCI” to the unaudited consolidated financial statements of RCI as at March 31, 2005 and for the three months then ended, and the audited consolidated financial statements of RCI for the year ended December 31, 2004, respectively, and found them to be in agreement.

2.	Compared the figures in the columns captioned “Call-Net” to the unaudited consolidated financial statements of Call-Net Enterprises Inc. (“Call-Net”) as at March 31, 2005 and for the three months then ended, and the audited consolidated financial statements of Call-Net for the year ended December 31, 2004, respectively, and found them to be in agreement.

3.	Compared the figures in the column captioned “Microcell – Nine Months ended September 30, 2004” to the unaudited consolidated financial statements of Microcell Telecommunications Inc. for the nine months ended September 30, 2004 and found them to be in agreement.

4.	Made enquiries of certain officials of RCI who have responsibility for financial and accounting matters about:

(a)	the basis for determination of the pro forma adjustments; and

(b)	whether the pro forma financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.
      The officials:

(a)	described to us the basis for determination of the pro forma adjustments, and

(b)	stated that the pro forma financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

5.	Read the notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

6.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “RCI” and “Call-Net” as at March 31, 2005 and for the three months then ended, and the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “RCI” and “Call-Net” for the year ended December 31, 2004 and “Microcell – Nine Months ended September 30, 2004” for the nine months ended September 30, 2004, and found the amounts in the columns captioned “Pro forma Total” to be arithmetically correct.
      A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.
/s/ KPMG LLP
Chartered Accountants
Toronto, Canada
May 25, 2005

COMMENTS FOR U.S. READERS ON DIFFERENCES BETWEEN
CANADIAN AND U.S. REPORTING STANDARDS
      The above report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. To report in conformity with United States standards on the reasonableness of the pro forma adjustments and their application to the pro forma financial statements requires an examination or review substantially greater in scope than the review we have conducted. Consequently, we are unable to express any opinion in accordance with standards of reporting generally accepted in the United States with respect to the compilation of the accompanying unaudited pro forma financial information.
/s/ KPMG LLP
Chartered Accountants
Toronto, Canada
May 25, 2005

ROGERS COMMUNICATIONS INC.
PRO FORMA CONSOLIDATED BALANCE SHEET
March 31, 2005
(Unaudited)
(In thousands of dollars)

			Pro forma		Pro forma
	RCI	Call-Net	adjustments	Notes	total

ASSETS
Current assets:
Cash and cash equivalents	$90,901	$27,600	$(3,000)	6	$115,501
Short-term investments	—	52,000	—		52,000
Accounts receivable	589,569	22,400	—		611,969
Other current assets	288,295	25,900	—		314,195

	968,765	127,900	(3,000)		1,093,665
Property, plant and equipment	5,532,223	437,400	—		5,969,623
Goodwill	3,387,746	—	54,675	6	3,442,421
Other intangible assets	2,780,873	44,100	(44,100)	7(a)(ii)	2,957,533
			176,660	6
Investments	137,834	600	—		138,434
Deferred charges	129,818	5,000	(5,000)	7(a)(ii)	129,818
Other long-term assets	84,606	5,000	—		89,606

	$13,021,865	$620,000	$179,235		$13,821,100

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$1,203,325	$132,900	$8,000	7(a)(i)	$1,344,225
Current portion of long-term debt	343,680	—	—		343,680
Unearned revenue	167,796	—	—		167,796

	1,714,801	132,900	8,000		1,855,701
Long-term debt	8,276,569	269,800	13,490	6 and	8,559,859
				7(a)(iii)
Derivative instruments	597,175	—	—		597,175
Other long-term liabilities	62,393	52,800	—		115,193
Shareholders’ equity	2,370,927	164,500	322,245	6	2,693,172
			(164,500)	7(a)(v)

	$13,021,865	$620,000	$179,235		$13,821,100

See accompanying notes to pro forma condensed consolidated financial statements.

ROGERS COMMUNICATIONS INC.
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
Three months ended March 31, 2005
(Unaudited)
(In thousands, except per share amounts)

			Pro forma		Pro forma
	RCI	Call-Net	adjustments	Notes	total

Operating revenue	$1,582,415	$215,800	$(2,537)	7(b)(i)	$1,795,678
Operating expenses	1,107,191	179,600	(2,537)	7(b)(i)	1,284,254
Depreciation and amortization	341,633	37,100	8,833	7(b)(ii)	379,466
			(8,100)	7(b)(ii)

Operating income (loss)	133,591	(900)	(733)		131,958
Interest on long-term debt	(184,767)	(7,300)	675	7(b)(iii)	(191,392)
Other income (expense)	8,663	(5,800)	—		2,863

Loss before income taxes	(42,513)	(14,000)	(58)		(56,571)
Income tax expense (reduction)	3,514	(1,000)	—		2,514

Loss for the period	$(46,027)	$(13,000)	$(58)		$(59,085)

Loss per share — basic and diluted (note 8)	$(0.17)				$(0.21)

Weighted average number of shares outstanding — basic and diluted	275,743		8,420	6	284,163

See accompanying notes to pro forma condensed consolidated financial statements.

ROGERS COMMUNICATIONS INC.
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
Year ended December 31, 2004
(Unaudited)
(In thousands, except per share amounts)

		Microcell			Pro forma adjustments

			Period from		Acquisition
		Nine months	October 1,		of non-
		ended	2004 to		controlling
		September 30,	November 8,		interests		Acquisition of		Financing		Acquisition of		Pro forma
	RCI	2004	2004	Call-Net	in RWCI	Notes	Microcell	Notes	transactions	Notes	Call-Net	Notes	total

Operating revenue	$5,608,249	$482,103	$75,303	$818,600	$—		$(8,940)	4(a)	$—		$(14,504)	7(b)(i)	$6,960,811
Operating expenses	3,874,108	391,717	68,048	714,900	5,063	3(a)	22,761	4(a)	—		(14,504)	7(b)(i)	5,062,093
Special charges (note 2(b))	—	9,668	26,105	—	—		—		—		—		35,773
Depreciation and amortization	1,092,551	61,072	10,455	146,600	194,772	3(b)	80,332	4(b)	3,443	5(b)	35,332	7(b)(ii)	1,561,179
							(7,552)	4(c)			(30,000)	7(b)(ii)
							(25,826)	4(d)

Operating income (loss)	641,590	19,646	(29,305)	(42,900)	(199,835)		(78,655)		(3,443)		(5,332)		301,766
Interest on long- term debt	(575,998)	(23,782)	(2,628)	(32,700)	12,240	3(c)	2,558	4(a)	(167,383)	5(a)	2,698	7(b)(iii)	(784,995)
Other income (expense)	(49,706)	(15,904)	(33,592)	3,500	—		(2,558)	4(a)	9,611	5(a)	—		(88,649)

Income (loss) before income taxes and non-controlling interest	15,886	(20,040)	(65,525)	(72,100)	(187,595)		(78,655)		(161,215)		(2,634)		(571,878)
Income tax expense	3,447	2,958	205	6,300	—		—		—		—		12,910

Income (loss) before non- controlling interest	12,439	(22,998)	(65,730)	(78,400)	(187,595)		(78,655)		(161,215)		(2,634)		(584,788)
Non-controlling interest	(79,581)	—	—	—	79,581	3(d)	—		—		—		—

Loss for the year	$(67,142)	$(22,998)	$(65,730)	$(78,400)	$(108,014)		$(78,655)		$(161,215)		$(2,634)		$(584,788)

Loss per share — basic and diluted (note 8)	$(0.28)												$(2.13)

Weighted average number of shares outstanding — basic and diluted	240,435				28,073						8,420		276,928

See accompanying notes to pro forma condensed consolidated financial statements.

ROGERS COMMUNICATIONS INC.
NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands, except per share amounts)
Year ended December 31, 2004 and three months ended March 31, 2005
(Unaudited)
1.   Description of transactions:
      On September 13, 2004, Rogers Communications Inc. (“RCI”) entered into an agreement with JVII General Partnership (“JVII”), a general partnership wholly owned by AT&T Wireless Services, Inc., whereby RCI agreed to purchase all of JVII’s shares of Rogers Wireless Communications Inc. (“RWCI”) for a cash purchase price totalling approximately $1.767 billion (the “AWE Acquisition”). RCI closed this transaction on October 13, 2004.
      On September 20, 2004, Rogers Wireless Inc. (“RWI”), a wholly owned subsidiary of RWCI, announced an agreement with Microcell Telecommunications Inc. (“Microcell”) to make an all cash tender offer totalling approximately $1.3 billion, to acquire all of Microcell, Canada’s fourth largest wireless communications provider (the “Microcell Acquisition”). RWI completed the Microcell Acquisition on November 12, 2004.
      On November 11, 2004, RCI launched an exchange offer to purchase all of the outstanding RWCI Class B Restricted Voting shares (“RWCI Class B Shares”) not already owned by RCI in exchange for 1.75 RCI Class B Non-Voting shares for each RWCI Class B Share (the “Exchange Offer”). RCI completed the Exchange Offer on December 31, 2004.
      In connection with the AWE Acquisition and the Microcell Acquisition, RWI announced on November 19, 2004 that it had priced a private placement of notes in the aggregate principal amount of U.S. $2,356,000,000 (approximately $2,807,000,000) (the “Financing”).
      On May 11, 2005, RCI announced an agreement to acquire 100% of Call-Net Enterprises Inc. (“Call-Net”), a Canadian telecommunications solutions provider. Under the terms of the agreement, Call-Net shareholders will receive one RCI Class B Non-Voting share for each 4.25 outstanding shares of Call-Net (the “Call-Net Acquisition”). The Call-Net Acquisition is subject to court, regulatory and Call-Net shareholder approval and is expected to be completed in July 2005.
2.   Basis of presentation:

(a)	Pro forma condensed consolidated financial statements:
      The accompanying unaudited pro forma condensed consolidated financial statements (the “Statements”) give effect to the AWE Acquisition, the Microcell Acquisition, the Exchange Offer and the Financing as if they had occurred as at January 1, 2004 for the purposes of the unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2004. For purposes of the unaudited pro forma consolidated balance sheet at March 31, 2005 and the unaudited pro forma condensed consolidated statement of income for the three months ended March 31, 2005, these transactions are already included in the consolidated financial statements of RCI as at and for the three months ended March 31, 2005.
      The Statements give effect to the Call-Net Acquisition as if it had occurred as at:

•	March 31, 2005 for the purpose of the unaudited pro forma consolidated balance sheet; and

•	January 1, 2004 for the purposes of the unaudited pro forma condensed consolidated statements of income for the year ended December 31, 2004 and the three months ended March 31, 2005.
      The Statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”). The accounting policies used in the preparation of the Statements are consistent with those used by RCI in the preparation of the consolidated financial statements for the year ended December 31, 2004 and the three months ended March 31, 2005.

      The Statements have been prepared using the following information and should be read in conjunction with the financial statements listed below:

(i)	Audited consolidated financial statements of RCI as at and for the year ended December 31, 2004;

(ii)	Audited consolidated financial statements of Call-Net as at and for the year ended December 31, 2004;

(iii)	Unaudited consolidated interim financial statements of RCI as at and for the three months ended March 31, 2005;

(iv)	Unaudited consolidated interim financial statements of Call-Net as at and for the three months ended March 31, 2005;

(v)	Unaudited consolidated interim financial statements of Microcell as at and for the nine months ended September 30, 2004; and

(vi)	Such other supplementary information as was considered necessary to reflect the AWE Acquisition, the Microcell Acquisition, the Exchange Offer, the Financing and the Call-Net Acquisition in the Statements.
      The Statements do not include the anticipated financial benefits from such items as cost savings arising from the AWE Acquisition, the Microcell Acquisition, the Exchange Offer and the Call-Net Acquisition. The Statements are not necessarily indicative of the results of operations or the financial position that would have resulted had the AWE Acquisition, Microcell Acquisition, the Exchange Offer, the Financing or the Call-Net Acquisition been effected on the dates indicated, or the results that may be obtained in the future.
      Certain elements of RCI’s, Microcell’s and Call-Net’s consolidated financial statements have been reclassified to provide a consistent classification format.

(b)	Microcell special charges:
      In connection with events leading up to the Microcell Acquisition, Microcell incurred financial and legal fees and the vesting of options under Microcell’s stock option plan was accelerated, which resulted in an acceleration of compensation expense. As a result, Microcell incurred approximately $9.7 million and $26.1 million of special charges in the nine months ended September 30, 2004 and the period from October 1 to November 8, 2004, respectively.

3.	Pro forma assumptions and adjustments — AWE Acquisition and Exchange Offer:
      The unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2004 incorporates the following adjustments:

(a)	Pro forma operating expenses for the year ended December 31, 2004 have been increased by $5,063,000 representing the compensation cost of the RCI stock options issued to holders of RWCI stock options in the Exchange Offer.

(b)	Pro forma depreciation and amortization has been increased by $194,772,000 for the year ended December 31, 2004 to reflect the amortization of other intangible assets arising on the AWE Acquisition and the Exchange Offer.

(c)	Pro forma interest expense for the year ended December 31, 2004 has been decreased by $12,240,000 to reflect the amortization of the fair value adjustments to RWCI’s long-term debt and derivative instruments arising on the AWE Acquisition and the Exchange Offer.

(d)	Non-controlling interest of $79,581,000 for the year ended December 31, 2004 has been eliminated.

4.	Pro forma assumptions and adjustments — Microcell Acquisition:
      The unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2004 incorporates the following adjustments:

(a)	RCI recognizes certain revenue and expense items, related primarily to the sale of prepaid airtime and subscriber acquisition and retention costs, on a different basis than Microcell. As a result, the following adjustments to revenue and expenses are required to harmonize Microcell’s accounting presentation in the nine months ended September 30, 2004 to that of RCI:

Year ended
December 31,
Increase (decrease)	2004

Operating revenue	$(8,940)
Operating expenses	22,761

In addition, certain items in Microcell’s interest on long-term debt and other income (loss) aggregating $2,558,000 have been reclassified to provide a consistent classification format.

(b)	Pro forma depreciation and amortization has been increased by $80,332,000 for the year ended December 31, 2004 to reflect the amortization of intangible assets arising on the Microcell Acquisition.

(c)	Pro forma amortization expense has been reduced by $7,552,000 for the year ended December 31, 2004 to reflect the elimination of historical amortization expense as a result of the fair value adjustments to the existing Microcell intangible assets upon acquisition.

(d)	Pro forma depreciation expense has been reduced by $25,826,000 for the year ended December 31, 2004 to reflect the elimination of historical depreciation expense as a result of the write-down of Microcell’s property, plant and equipment to estimated fair value.

5.	Pro forma assumptions and adjustments — Financing:
      The unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2004 incorporates the following adjustments:

(a)	Interest expense and other income have been adjusted to reflect the Financing and to eliminate the historical interest expense of Microcell as a result of the repayment of Microcell’s long-term debt, as follows:

Year ended
December 31,
Increase (decrease)	2004

Interest expense:
RWI senior and subordinated debt	$191,235
Microcell long-term debt	(23,852)

$167,383

Other income	$9,611

Pro forma interest expense for the year ended December 31, 2004 has been determined using actual interest rates for the RWI fixed rate senior and subordinated debt and an average interest rate of 4.66% for the RWI floating rate senior debt. Interest expense denominated in U.S. dollars has been converted to Canadian dollars at the average foreign exchange rate for the period.

A change of 1/8% in the interest rate on the RWI floating rate senior debt would impact the pro forma interest expense and pro forma loss by approximately $900,000 for the year ended December 31, 2004.

(b)	Pro forma depreciation and amortization has been increased by $3,443,000 for the year ended December 31, 2004 to reflect the amortization of financing costs incurred on the issue of RWI senior and subordinated debt over the average term to maturity.

6.	Accounting for the Call-Net Acquisition:
      The Call-Net Acquisition is accounted for using the purchase method of accounting. The total purchase consideration is comprised of the following:

8,419,832 RCI Class B Non-Voting shares	$314,312
Stock options, at fair value	7,933
Estimated transaction costs	3,000

$325,245

      For accounting purposes, the value of the RCI Class B Non-Voting shares was calculated as the average price over a period of two days before and after the May 11, 2005 announcement date of the Call-Net Acquisition.
      The purchase price will be allocated to the assets acquired (including identifiable intangible assets arising from the purchase) and liabilities assumed based on their estimated fair value at the date of acquisition.
      Details of the estimated fair value of assets acquired and liabilities assumed of Call-Net based on the information available at the date of preparation of the Statements are as follows:

Assets acquired:
Cash and cash equivalents	$27,600
Short-term investments	52,000
Accounts receivable	22,400
Other current assets	25,900
Property, plant and equipment	437,400
Other intangible assets	176,660
Goodwill	54,675
Other long-term assets	5,600

802,235
Less liabilities assumed:
Accounts payable and accrued liabilities	132,900
Liabilities set up on close (note 7(a)(i))	8,000
Long-term debt	283,290
Other long-term liabilities	52,800

476,990

Fair value of net assets acquired	$325,245

      The actual adjustments that will ultimately be made in finalizing the allocation of the purchase price of Call-Net to the fair value of the net assets acquired will depend on a number of factors including additional information available at such time, changes in market values and changes in Call-Net’s operating results between the date of the Statements and the effective date of the Call-Net Acquisition.
      In the preparation of the Statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed based on management’s best estimates and taking into account all relevant information available at the time the Statements were prepared. Management expects that the actual amounts for each of the fair values of the assets and liabilities acquired will vary from the pro forma amounts and that the variation may be material.

7.	Pro forma assumptions and adjustments — Call-Net Acquisition:

(a)	The unaudited pro forma consolidated balance sheet as at March 31, 2005 incorporates the following adjustments:

(i)	In connection with the Call-Net Acquisition, it is expected that severance and other employee related costs totalling an estimated $8,000,000 will be incurred in accordance with certain employment contracts. These costs are management’s preliminary estimates and take into account all relevant information available at the time the Statements were prepared. The actual costs may vary materially from such estimates. These costs have been reflected in the pro forma consolidated balance sheet as a liability as part of the purchase consideration allocation.

(ii)	Upon acquisition, all of the Call-Net deferred charges and intangible assets have been written off. Intangible assets arising on the Call-Net Acquisition have been recorded at their estimated fair values as part of the allocation of the purchase price. Intangible assets acquired include Call-Net’s customer relationships. In addition, long-term debt has been adjusted to estimated fair value. The estimated fair values are based on management’s best estimates. The estimated value allocated to goodwill was based on the residual of the preliminary fair values of the identifiable tangible and intangible assets less the fair values of the liabilities assumed. The actual allocation may differ significantly from these estimates.

(iii)	Upon completion of the Call-Net Acquisition, Call-Net is required to commence an offer to purchase all of its outstanding senior secured notes at a purchase price of 101% of their principal amount plus accrued interest. Any amounts purchased are expected to be financed by RCI using existing long-term bank credit facilities and therefore the Call-Net senior secured notes are classified as long-term debt for purposes of the unaudited pro forma consolidated balance sheet at March 31, 2005.

(iv)	A full valuation allowance has been recorded against the income tax loss carryforwards of Call-Net totalling approximately $1.2 billion as it is not “more likely than not” that these losses will be utilized. Any future reduction in the valuation allowance will reduce goodwill and other intangible assets.

(v)	Call-Net’s shareholders’ equity has been eliminated to reflect the effect of the Call-Net Acquisition.

(b)	The unaudited pro forma condensed consolidated statements of income for the year ended December 31, 2004 and for the three months ended March 31, 2005 incorporate the following adjustments:

(i)	Intercompany revenue between Microcell and Call-Net in the aggregate amounts of $14,504,000 and $2,537,000 for the year ended December 31, 2004 and the three months ended March 31, 2005, respectively, has been eliminated, with an offsetting adjustment to operating expenses.

(ii)	Pro forma depreciation and amortization has been increased by $35,332,000 and $8,833,000 for the year ended December 31, 2004 and the three months ended March 31, 2005, respectively, to reflect the amortization of other intangible assets arising on the Call-Net Acquisition, being the Call-Net customer relationships, over an estimated average life of five years on a straight-line basis. The five-year estimated average life was determined based on Call-Net’s historical customer relationship period. A change in the fair value of other intangible assets acquired of $10,000,000 would impact the pro forma amortization expense and pro forma net loss by $2,000,000 and $500,000 for the year ended December 31, 2004 and the three months ended March 31, 2005, respectively. An extension in the estimated average useful life of the Call-Net customer relationships by one year would reduce the pro forma depreciation and amortization expense and pro forma net loss by $5,889,000 and $1,472,000 for the year ended December 31, 2004 and the three months ended March 31, 2005, respectively.

Pro forma amortization expense has been reduced by $30,000,000 and $8,100,000 for the year ended December 31, 2004 and the three months ended March 31, 2005, respectively, to reflect the elimination of historical amortization expense as a result of the fair value adjustments to the existing Call-Net intangible assets upon acquisition.

(iii)	Pro forma interest expense has been decreased by $2,698,000 and $675,000 for the year ended December 31, 2004 and the three months ended March 31, 2005, respectively, to reflect the amortization of the fair value adjustments to Call-Net’s long-term debt.
8.   Pro forma earnings (loss) per share:
      The following table sets forth the calculation of pro forma basic and diluted earnings (loss) per share:

		Three months
	Year ended	ended
	December 31,	March 31,
	2004	2005

Numerator:
Pro forma loss for the period	$(584,788)	$(59,085)
Accretion on redemption price of Microcell preferred shares	(5,184)	—

Basic and diluted loss for the period	$(589,972)	$(59,085)

Denominator:
Pro forma weighted average number of shares outstanding — basic and diluted	276,928	284,163
Pro forma loss per share — basic and diluted	$(2.13)	$(0.21)

      The Microcell preferred shares were redeemed and converted in 2004 prior to the completion of the Microcell Acquisition.
      For the year ended December 31, 2004 and the three months ended March 31, 2005, the effect of potentially dilutive securities, including employee stock options and the RCI convertible debentures, was excluded from the computation of diluted earnings per share as their effect is anti-dilutive.

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